Report & Accounts 2003

Corus Group plc   Report & Accounts 2003

Contents

Chairman's statement

2003 review

Corus had a difficult start to 2003. Following the unsuccessful execution of a number of projects and market perceptions of uncertainty over financial viability, the share price fell to less than 4p. Nevertheless, results for the year as a whole showed a significant improvement over the previous year. The Group pre-exceptional operating loss reduced by £327m to £66m, (2002: £393m) and reflected higher selling prices and sales volume, together with improvements in manufacturing performance and cost efficiency. After exceptional items the Group operating loss reduced to £208m (2002: £446m).

In addition, our financial position has strengthened, reflected in a significant reduction in net debt at year end to £1bn (2002: £1.2bn), which translates into gearing of 37%. No final dividend will be paid.

Initiating the recovery

Despite the difficulties at the start of the year, we knew that Corus had considerable strengths including some good market positions and a number of projects under way to improve performance. To turn the Company round, it was clear we needed to release its potential. Recognising that recovery had to begin with new leadership, the Board appointed Philippe Varin as Chief Executive in May 2003. Philippe, in turn, has strengthened the management at executive level and, building on initiatives already in place, has initiated a new and comprehensive programme for the Company's recovery – 'Restoring Success'.

In a challenging and global industry such as ours, we need to concentrate on those markets and products where Corus has the strength and resources to compete successfully. Hence our strategy, confirmed by Philippe on his arrival, to focus on selected areas of carbon steel. We need a significant increase in investment to restructure our UK businesses and exploit the opportunities to improve our performance. That is the purpose of 'Restoring Success'. As Philippe explains on the following pages, the programme is under way.

Furthermore, we now have the finances to carry out the task quickly and in full – thanks to a new banking facility signed in July and an equity issue in December that raised net proceeds of £291m. We see the equity issue, in particular, as a vote of confidence by our shareholders in our plans for the future. With the resources they have provided, we can move ahead with rebuilding the Company and delivering a return on their investment.

Board, management and employees

I would like to pay tribute to my predecessor Sir Brian Moffat who retired in June after 35 years of dedicated service. On behalf of the Board I would like to extend our very best wishes for a long and happy retirement.

During 2003, we strengthened the Board, retaining its international composition with the appointment of two new independent, non-executive directors – Kurt Lauk and Andrew Robb. Andrew, with his broad financial experience, has agreed to chair the Audit committee. We are also pleased to announce the appointment of Tony Hayward as Senior Independent Director. Following Henk Vrins' retirement from the Board in March 2004, I would like to thank him for his contribution of 35 years to Corus and its predecessor company and to wish him the very best for the future.

Also during the year, we carried out a thorough review of the Board including its functions, committees and terms of reference. Further details of this review and future actions are set out in the Directors' report.

As you will see on page 49, we have reviewed and redesigned our incentive schemes to align long-term senior management rewards more closely to the creation of value for shareholders. We have also amended the all-employee sharesave scheme with a view to relaunching it in 2004. We will be seeking approval for these proposals at the Annual General Meeting.

The focus of our effort is to sharpen our accountability and to ensure the whole Corus team is pulling together in the interests of our shareholders, customers and employees. We also recognise the need for constructive, open-minded dialogue with all those with an interest in the Company. We have worked hard to improve our communications and explain what needs to be done and

why. The support we have received from our stakeholders has been very encouraging.

Safety and the environment

Inherent in 'Restoring Success' are ever-higher standards of safety and environmental performance. Although we have seen improvements in our underlying safety record, we still have much to do. The Board has therefore endorsed new measures to sharpen the focus on safety and keep raising standards. As we continue to improve our environmental performance, we ask that legislators pay due regard to the competitive position of manufacturing industry, the Company and its customers, ensuring that a level playing field exists in an international context.

Prospects

The Board believes that Corus has started on the road to recovery. Our confidence rests in the quality of the current leadership under Philippe and his ambitious but achievable plan for restoring the Company's fortunes. For all its recent troubles, ours is a business with great strengths that we know we can build upon going forward. We are also encouraged by

the tremendous commitment of our people and I would like to extend my thanks to our employees for their contribution. Seeing what they have accomplished under all the difficulties of recent years, we know they can achieve the much-needed success with the right management, the right motivation and the right investment.

Our recovery will inevitably take time. That said, the general market outlook is somewhat more positive than at this time last year and Corus is moving forward with a new sense of purpose and direction. With our new team in place, our finances in better shape and 'Restoring Success' under way, we have taken the first crucial steps towards turning the business round and building value for all our stakeholders.

Jim Leng
Chairman

Operational and financial highlights

Year ended 3 January 2004	2003 £m	2002 £m
Turnover	7,953	7,188
Operating loss (before exceptional items)	(66)	(393)
Group operating loss	(208)	(446)
Net result	(305)	(458)
Earnings per share (restated)*	(9.25)p	(14.23)p
Net debt at end of period	(1,013)	(1,236)

* See page 80 for explanation of restatement of earnings per share

- Turnover of £8.0bn represented an increase of 11% compared to 2002 (£7.2bn) reflecting both higher selling prices and sales volumes.

- The Group operating loss before exceptionals reduced by £327m to £66m (2002: £393m). After exceptional items the Group operating loss reduced to £208m (2002: £446m).

- The rise in turnover together with improvements in manufacturing performance and cost efficiency more than offset the rise in input prices.

- The principal items within the exceptional charge of £142m relate to UK restructuring and asset impairment.

- Net debt reduced to £1.0bn with gearing down to 37%. Second half reduction of £0.5bn, reflecting equity proceeds and reversal of working capital build-up in the first half.

Chief Executive's statement

2003 performance

As the Chairman has mentioned, the results for 2003 showed a significant improvement over 2002. The main factors contributing to this improvement arose in the carbon steel segment as a result of higher selling prices (inclusive of exchange rate gains from the weaker pound against the euro) and increased sales deliveries; improved manufacturing performance reflected in higher steel production (including the resumption of a two blast furnace operation at Port Talbot, and increased output in IJmuiden at both the steel plant and the Direct Sheet Plant); and benefits from ongoing measures to improve cost efficiency. These positive factors more than offset the negative impact of increases in raw material and energy prices (which were only partly offset by the weaker US dollar against sterling) and inflationary pressures on other conversion costs, including employment.

At the end of the year, net debt amounted to around £1bn (2002: £1.2bn) and equated to a gearing ratio of 37% (net debt/net tangible assets) (2002: 46%). This reduction mainly reflected the receipt of £291m in net proceeds from the equity placing and open offer, and the reversal of the working capital build in the first half of the year.

Another key measure of our performance is safety. During 2003 we improved our lost time injury performance but the year also brought a number of fatalities. We know our performance must improve.

Strategic focus

We have confirmed our intention to focus on carbon steel. Regarding our aluminium assets, we have entered into the early stages of a process to consider a number of options which may lead to discussions with third parties. However, as long as aluminium remains part of our portfolio, we will continue to develop the business and improve its performance.

The task ahead

When I became Chief Executive in May 2003, my first priority was to establish the scale of the challenge facing Corus. To do this, we compared our performance with that of our European competitors, taking as our measure the ratio of our earnings before interest, tax, depreciation and amortisation (our EBITDA) to our sales.

Comparing our own EBITDA-to-sales ratio with the average of European peers revealed that Corus lagged six percentage points behind. This is a significant competitive gap and our objective, very simply, is to close it.

To succeed we needed three things – the people to make it happen; the plans to effect the change; and the finance to carry it through. The actions we have taken in these three areas comprise 'Restoring Success'. Launched in the second half of 2003, 'Restoring Success' aims to close that competitive gap.

We are conscious that we need to act fast and the pace of change is therefore accelerating. But we will not cut corners. Short-term fixes are not the answer and we know we will succeed only by building a robust platform for future growth.

Management and leadership

A new team

Before launching 'Restoring Success', we reviewed our entire senior team – some 50 individuals including our Executive committee – and made a number of changes. Five members of the Executive committee are new in the last 12 months. Today's senior leadership is drawn from a broader, more international pool of talent than in the past. It also has the qualities we need for restoring the business – an international outlook, a clear focus on priorities, a willingness to be accountable and a strong commitment to sharing and adopting best practice across the Group.

A new structure

Our early diagnosis showed that we needed a new type of organisation – one that was less complex and bureaucratic, less UK-centric, more capable of sharing information and more clearly focused on business priorities.

To address these issues, we have replaced the existing structure with four core divisions, each headed by a member of the Executive committee. In a change from past practice, three of the divisional heads will be located outside London.

The new structure ensures greater accountability for performance and customer service while making better use of our internal supply chains and facilitating the sharing of resources and best practice. We intend to report according to the new structure in our 2004 accounts.

A new culture

The changes of management and the new organisation are designed to accelerate our progress towards a 'one-Corus' culture. To succeed, we know we must operate as a single, integrated company.

To this end, we are working towards better communication, systematic sharing of good ideas and practices and a sharper focus on the customer and the competition. We want a culture in which managers are fully accountable and employees are incentivised to give their best to the business. Only then, we believe, can we unlock the substantial potential that exists within Corus.

Operational performance

In formulating our plan, we looked at the performance-improvement initiatives under way and the benefits of the UK restructuring programme first outlined in April 2003. While these were taking us some way towards our objective, they still were not enough to close the competitive gap. Hence the further initiatives announced during the year.

Existing initiatives

A number of excellent performance improvement initiatives have been under way for some time and continue on target. They include:

• the completion of existing manning reduction programmes

• the *World Class IJmuiden* initiative, aimed at improving the performance of the Dutch strip products business

• the *High Performance Strip UK* programme.

These initiatives are expected to deliver £210m per annum of benefits between June 2003 and the end of 2005.

UK restructuring

The aim of the UK restructuring programme is to improve the efficiency of our UK steelmaking businesses in order to reduce costs and generate cash throughout the economic cycle. Corus' crude steel production in the UK will be focused on just three sites – Rotherham, Port Talbot and Scunthorpe – with capacity more closely aligned to likely future demand.

The programme requires significant investment in our engineering steels business as we concentrate our steelmaking, casting and rolling at Rotherham. Our aim, here, is to enable Corus Engineering Steels to achieve a competitive position in the European Market. Other initiatives will concentrate the production of strip products on Port Talbot and long products on Scunthorpe. The programme is well under way and is expected to add £120m of benefits by the end of 2006 compared to June 2003.

Further initiatives

In the second half of 2003, we have carried out a detailed review of our business units to identify further opportunities to cut costs and improve performance by sharing and implementing best practice across the Group. In total, we have identified opportunities worth up to £350m of benefits per annum by the end of 2006 compared to June 2003. These consist of:

• savings through improving our manufacturing, purchasing more efficiently and optimising our supply chain

• savings by rationalising support functions across the Group

• performance improvements through specific projects designed to shift the balance towards higher-margin products for premium end-markets.

The Group capital expenditure plans going forward allow for a substantial increase from the current levels to support these further initiatives.

Full implementation of the 'Restoring Success' initiatives is designed to close the competitive gap as at June 2003 by the end of 2006.

As well as saving costs and boosting performance, our action plans also focus on safety and customer service.

Safety

As I have mentioned, our safety record must improve. We have therefore launched a new safety policy along with new standards and new measures.

Customer service

We have also set ambitious targets for improving our customer service and we are already seeing progress. Our UK steel market share has increased in 2003 against a background of stable demand and improved delivery performance. Nevertheless we recognise the need to make further progress. We are also seeking continuous improvements in our products and process, and examples of these developments are shown on page 24 of this report.

Financing

The final element of 'Restoring Success' was to make sure we had the finances to carry out our plans. In July 2003, we agreed a new €1.2bn bank facility to replace the syndicated bank facility that was due to expire at the end of January 2004.

This will meet our working capital requirements through to June 2006. Our immediate priority was then to fund the UK restructuring programme. Later in the year we raised £291m (net) through an equity issue completed in December. This enables us to pursue the full UK restructuring programme. It also allows higher capital expenditure to support other 'Restoring Success' initiatives and both strengthens the balance sheet and improves financial flexibility.

The next stage of refinancing will focus on extending the Group's debt maturity profile. Further ahead, our aim is to regain investment grade status and resume dividend payments to our shareholders.

Summary

It will take up to three years for 'Restoring Success' to be fully implemented and close the competitive gap, giving us parity with our European rivals. Restoring our operational performance is essential, along with achieving best in class

customer service. I am confident that delivering this programme will help us to build a solid platform for future growth.

We are moving quickly but with care to turn the Company round. In our favour is the worldwide recovery that appears to be under way; less helpful is the unprecedented rise in the price of raw materials – one of many issues that will challenge us in the coming months. However we're confident that we will succeed. We have the team, we have the plan, we have the resources. Corus has substantial potential and the process of realising that potential is gathering speed.



Philippe Varin
Chief Executive

Review of the period

The business, its objectives and strategy

Corus was formed in October 1999 by the merger of the British Steel and Hoogovens Groups. Corus estimates that it is the seventh largest steel producer in the world and the fifth largest producer of rolled and extruded aluminium products combined. Europe, principally the EU, is the most important market for Corus for both its steel and aluminium products, accounting for 79% of total turnover in 2003. Steel accounted for 88% of total turnover in the same period.

The Group produces carbon steel by the basic oxygen steelmaking method at three integrated steelworks in the UK at Port Talbot, Scunthorpe and Teesside, and at one in the Netherlands at IJmuiden. Engineering steels are produced using the electric arc furnace method, currently at two other UK steelworks at Rotherham and Stocksbridge. Carbon steel is also produced by the electric arc method at Tuscaloosa, Alabama in the US. A number of the Group's rolling mills and process lines are on the same sites as the steelworks, but the substantial majority of operating sites do not have steelmaking facilities.

Corus produces primary aluminium in two smelters at Delfzijl in the Netherlands and Voerde in Germany. Aluminium rolling mills are located at Koblenz in Germany, Duffel in Belgium and Cap-de-la-Madeleine in Canada (60% owned). Aluminium extrusions operations are at three locations in Germany, one in Belgium and one in China (61% owned).

Corus has sales offices, stockholders, service centres and joint venture or associate arrangements in a number of markets for distribution and further processing. These are supported by various agency agreements. There is an extensive network in the EU, while outside the EU, Corus has sales offices in over 20 countries supported by a worldwide trading network and a number of processing and service centres.

In 2003, about 60% of Corus' crude steel production (excluding Tuscaloosa) was rolled into hot rolled coil. Most of the remainder was further processed into sections, plates, engineering steels or wire rod, or sold in semi-finished form. Approximately 35% of hot rolled coil was sold without further processing, approximately 50% was further processed in cold rolling mills and the remainder was transferred to Corus tube mills for the manufacture of welded tubes. Principal end markets for the Group's steel products are the construction, automotive, packaging, mechanical and electrical engineering, metal goods, and oil and gas industries.

For aluminium, Corus is focused on customer specific products and has a low level of standardised high volume products. The production of primary metal covered approximately 40% of the needs of the Corus rolled and extruded products business. Principal products and markets of the Group's aluminium rolled products business are aircraft plate, automotive body sheet, speciality sheet, commercial plate for the transport and engineering sectors, and clad sheet and fins for the heat exchanger market (mainly automotive). The Group's aluminium extrusions business produces speciality rods and hard alloy extrusions, mainly for the automotive industry, extrusions for the engineering and leisure industries, large extrusions for the railcoach and other transport industries, and industrial extrusions for the construction, transport and engineering industries.

Corus has a strategy focused around carbon steel, with the intention of:

- ensuring that upstream steelmaking facilities are optimised and that the leading position of its IJmuiden site is maintained.

- pursuing selective growth of downstream businesses.

- seeking opportunities to participate in the ongoing consolidation of the world's steel industry.

Following his appointment as Chief Executive of Corus with effect from 1 May 2003, Philippe Varin carried out an intensive and detailed review of the Group's activities. As a result a number of key initiatives were launched, known as the 'Restoring Success' initiatives. These focus on introducing new leadership and instilling a new corporate culture across the Group, aligning the financial resources available to the Group with its future strategic needs, and returning all parts of the Group to acceptable levels of profitability. The latter will be done by building on existing cost reduction programmes, implementing restructuring proposals for the UK asset base and initiating Group-wide efficiency measures, described below.

The Group's aim is to close the competitive gap that currently exists between Corus and its European peer group. Corus estimates that this gap in 2003 was some 6% at the EBITDA margin level (i.e. EBITDA to turnover) when measured against the average of its European competitors. Full implementation of the 'Restoring Success' initiatives described below is designed to close the current competitive gap by the end of 2006.

Existing ongoing initiatives: A number of cost reduction and efficiency programmes are still ongoing, the benefits of which are planned to be realised over the next few years.

These include:

• the final stages of previously announced headcount reduction programmes.

• the 'World Class IJmuiden' programme, aimed at achieving significant performance improvement across the Dutch flat carbon steel business through increased output and productivity improvements, as well as improved sales mix.

• the 'High Performance Strip UK' programme, aimed at achieving significant performance improvement in the UK flat products business through improved purchasing, lower manufacturing costs, and improved customer service and delivery performance.

UK restructuring: In April 2003 Corus outlined the results of a review of the Group's UK asset base, recognising the need to reverse the significant losses that had been incurred as a result of the progressive decline of UK manufacturing, high sterling exchange rates and increased market penetration from steel imports. The main objective of the review was to size the business to the available market whilst eradicating the losses and creating an internationally competitive cost base for the UK businesses, which would be cash positive even at the bottom of

the cycle. The key finding was that steelmaking in the UK should be concentrated on three sites which should be developed to meet the continuing requirements of providing feedstock for the Group's UK mills and downstream businesses. Steelmaking for strip products will be concentrated at Port Talbot in South Wales, steelmaking for long products at Scunthorpe in North Lincolnshire and steelmaking for engineering steels at Rotherham in South Yorkshire.

Once UK restructuring has been completed, Teesside's steelmaking capacity will be surplus to the Group's internal requirements and therefore, to avoid closure, the potential for refocusing the site as a cash generative slab exporter is being assessed. Options including joint ventures and equity partnerships are currently being explored.

With steelmaking for strip products in the UK concentrated at Port Talbot, the mills and coating line at Llanwern will be supplied from there.

With steel production and primary rolling for engineering steels concentrated at Rotherham, the closure of steelmaking and hot rolling at Stocksbridge in South Yorkshire will take place in 2005. The aerospace steels and all finishing of engineering billets/rounds will remain at the Stocksbridge site. At Rotherham, the Thrybergh bar mill will be enhanced to roll coiled bar and the Roundwood coiled bar mill will be closed. The finishing facilities at Tipton in the West Midlands will also be relocated to Rotherham.

In the light of the above the Group's UK steelmaking requirements for the core strip products, long products and engineering steels businesses (i.e. excluding Teesside) will reduce to 10.5mt per annum, largely focused on satisfying UK market demand. Approximately 1,150 jobs will be directly affected by these closures and rationalisation measures.

The Board anticipates that the capital expenditure and restructuring cash costs associated with these proposals will not exceed £250m (including the cost of the closure of Teesside should this prove unavoidable). These funds are to be provided from the disposal of non-core activities and the placing and open offer completed in December 2003, which is discussed further below, supported if appropriate by Export Credit Agency backed finance.

Further initiatives: The 'Restoring Success' project includes, in addition to the existing ongoing cost reduction programs and UK restructuring, a series of initiatives designed to improve Group performance to be in line with its European peer group. During the second half of 2003 a detailed review process took place aimed at identifying and quantifying

areas in which significant further savings could be achieved.

In total, target cost savings and profit improvement opportunities of up to £350m per annum have been identified, to be achieved by the end of 2006, as follows:

• up to £200m cost savings per annum through manufacturing excellence, purchasing savings and supply chain optimisation;

• up to £70m cost savings per annum through rationalising support functions across the Group. Functions which have already been benchmarked against industry best practice include finance, information technology and human resources; and

• up to £80m profit improvement per annum through rebalancing the

Group's product/customer mix towards premium end-markets.

The Group's capital expenditure plans going forward allow for a significant increase from the current levels of capital expenditure to support these initiatives, including UK restructuring.

Performance in the period
Summary
Total Group turnover for the period was £7,953m (2002: £7,188m; 2001: £7,699m), an increase of 11% from 2002. The increase arose primarily in the carbon steel segment where both sales volumes and average revenue per tonne were up by 7% on 2002. The volume growth was in spite of unchanged demand in the EU, and reflected a modest recovery in market share. Average revenue for carbon steel benefited from improving selling prices, particularly in the first half of 2003.

	2003	2002	2001
Turnover (£m)			
UK	**2,148**	2,071	2,291
Rest of Europe	**4,153**	3,658	3,899
Rest of World	**1,652**	1,459	1,509
	7,953	7,188	7,699
Operating costs (£m)	**8,161**	7,634	8,084
Operating results (£m)	**(208)**	(446)	(385)
Exceptional items charged against operating costs (£m)	**(142)**	(53)	(8)
Operating results before exceptional items (£m)	**(66)**	(393)	(377)
Deliveries (mt)			
Carbon steel	**17.8**	16.6	16.9
Aluminium	**0.6**	0.6	0.6
	18.4	17.2	17.5

In total, average revenue per tonne for the period of £349 was 5% higher than 2002. An increase was seen in both the carbon steel and aluminium segments, predominantly in the first half of the year. Average revenue in the second half was 2% lower than in the first half leading to a 2% fall in turnover from £4,023m in the first half to £3,930m in the second half.

Excluding the turnover of the Group's former subsidiary, Avesta Sheffield, of £80m in the comparative period, turnover in 2002 was a reduction of 6% from 2001. This was due to reduced sales volumes in the carbon steel segment, particularly through distribution and further processing, and lower aluminium segment turnover linked to a decrease in LME (London Metal Exchange) prices for aluminium and lower primary aluminium deliveries.

As shown in the table opposite, the Group operating loss for 2003 was £208m (2002: £446m; 2001: £385m). The loss in the first half amounted to £57m, increasing to £151m in the second half. However, exceptional items in the operating result amounted to a net charge of £21m in the first half and £121m in the second half. Excluding exceptional items the loss in the first half amounted to £36m, reducing to £30m in the second half in spite of that period being disproportionately affected by seasonal holiday plant shutdowns, a fire in a conveyor at

Scunthorpe works and other non-recurring items. The exceptional items in the first half mainly related to the announced closure of the electro-zinc line at Shotton. In the second half the charge included provisions in respect of the restructuring of UK assets referred to in 'The business, its objectives and strategy' on page 9, principally in connection with the restructuring of the Group's Engineering Steels business. The charge also included accelerated depreciation of £37m to recognise an impairment to the value in use of fixed assets arising from the continuing losses. No provision has been made for the closure of Teesside works.

The underlying operating loss (i.e. excluding exceptional items) in 2003 of £66m compared with an equivalent figure of £393m in 2002 (see below). The improvement was entirely attributable to the carbon steel segment reflecting the improvement in selling prices and volumes, a more stable plant configuration including the successful resumption of a two blast furnace operation at Port Talbot, increased output at IJmuiden, and ongoing cost efficiency measures. These were to some extent offset by increases in raw material and energy prices, and inflationary pressures on other conversion costs, including employment.

The operating loss in 2001 was £385m and in 2002 was £446m. However, the underlying operating

loss before exceptional items and stainless steel was £380m in 2001 and £393m in 2002. This underlying increase was largely attributable to the aluminium segment, where operating profit was reduced by £27m due primarily to the lower LME price for aluminium, and increases in energy and employment costs. However, on the same basis, the carbon steel segment improved by £14m as a reduction of 5% in turnover was offset by benefits of restructuring and ongoing efficiency programmes.

The loss in the first half of 2002 amounted to £207m, increasing to £239m in the second half. However, exceptional items in the operating result amounted to a net credit of £45m in the first half and a net charge of £98m in the second half. Excluding exceptional items the loss in the first half amounted to £252m, reducing to £141m in the second half, with a marked reduction in the loss arising in the carbon steel segment as European prices improved from their trough in the first quarter of 2002. The exceptional items in the first half mainly related to changes in cost estimates following the renegotiation and reappraisal of obligations for environmental and contractual liabilities for site closures, and for manpower productivity and restructuring programmes previously announced. In the second half the charge included accelerated depreciation of £89m to recognise an impairment to the value in use of fixed assets arising from the continuing losses and an impairment of goodwill of £20m in respect of the Group's investment in Kienle & Spiess. Operating costs in 2003 were £8,161m (2002: £7,634m; 2001: £8,084m) and included a net charge of £142m in respect of items of an exceptional nature (2002: £53m; 2001: £8m), and non-recurring items discussed below. Excluding the exceptional items, which are explained above, operating costs increased by 6% overall with carbon steel segment costs 6% higher compared with a turnover increase of 12%, and aluminium segment costs 2% higher broadly in line with turnover.

In addition to the restructuring and impairment exceptional items, operating costs for 2003 included one-off items in respect of the cost of the Pechiney break fee (£14m) (see under 'Acquisitions and disposals' on pages 27 and 28); costs associated with the syndicated bank facility (£23m); the impact of a conveyor fire at Scunthorpe works (£20m in total, including revenue effect); and the final insurance settlement in respect of the Port Talbot blast furnace (credit of £23m). The net impact of non-recurring items on the operating result was a loss of £44m, of which £37m was in the second half.

The only significant one-off items in 2002 were transaction costs of £23m, principally in respect of the intended aluminium sale and the terminated merger with CSN. Excluding exceptional items, operating costs in 2002 reduced by 6% overall from 2001 with carbon steel segment costs 5% lower in line with turnover and aluminium segment costs 10% lower compared with a turnover fall of 12%. As indicated above, aluminium costs were affected by increased energy and employment costs, the former affected by environmental levies.

In 2001, the net charge in respect of items of an exceptional nature consisted of a provision of £69m for redundancy and other rationalisation costs resulting from job losses announced on 1 February 2001 as part of cost reduction measures, and a release of provisions of £61m relating to prior year manpower reduction programmes and asset write downs after reappraisal of obligations and asset utilisation.

On 8 November 2001 an explosion occurred in no. 5 blast furnace at Port Talbot. The explosion caused three fatalities and a number of injuries, and made the furnace inoperable. Plans were announced on 16 January 2002 to rebuild it at an estimated cost of £75m. The rebuild and the consequential losses associated with the furnace being out of operation were the subject of an insurance claim. The operating costs for 2001 were not materially affected by the incident but, in 2002, significant additional costs were incurred, particularly in purchasing slab as a substitute for output lost from the furnace. These costs were in part offset by insurance settlements. The rebuilt furnace was relit on 2 January 2003 and formally opened by HRH The Prince of Wales on 3 February 2003.

With effect from 22 January 2001 the stainless steel business Avesta Sheffield ceased to be a subsidiary of Corus and, from the same date, AvestaPolarit became an associated undertaking. The Corus share in AvestaPolarit was subsequently sold to Outokumpu on 1 July 2002. Consequently, in 2001 the share of results of joint ventures and associated undertakings increased sharply prior to falling in the second half of 2002 following the disposal of AvestaPolarit.

The Corus share of results of joint ventures and associated undertakings amounted to a profit of £9m in 2003 (2002: £21m; 2001: £12m). The reduction from 2002 was a result of the sale of the Corus share in AvestaPolarit, which was included in joint ventures and associated undertakings for six months in 2002 prior to the sale.

The net profit on the disposal of fixed assets and of businesses, subsidiaries and associated undertakings amounted to £45m in 2003 (2002: £115m; 2001: £19m). In 2003 the profit consisted primarily of the sale of surplus land and property, and of redundant equipment. In 2002 the sale of the Corus share in AvestaPolarit resulted in a loss on disposal of £48m, including a goodwill transfer from reserves of £33m. Corus also sold its 20% interest in the Aluminerie Alouette aluminium smelter resulting in a profit on disposal of £60m. There was a profit of £96m on the disposal of fixed assets, which included £65m in respect of the insurance settlement related to the rebuilding of the Port Talbot no. 5 blast furnace.

The Group's net interest payable in 2003 of £98m (2002: £92m; 2001: £103m) reflected the average net debt for the period of £1,414m, with the net debt at 3 January 2004 being £1,013m (2002: £1,236m; 2001: £1,560m). The increase in interest payments from 2002 in spite of the reduced level of net debt reflected the higher interest rate payable under the new syndicated bank facility. The interest reduction in 2002 was due to a reduction in the amount of net debt following receipt of proceeds from the sales of AvestaPolarit and Aluminerie Alouette, as well as the debtor securitisation programme put in place. The Group's net interest for the period comprised interest earned of £13m on average deposits and loans of £282m less interest incurred of £111m on average borrowings and leases of £1,696m.

After net interest and the Group's share of the results of joint ventures and associated undertakings, there was a loss before tax for the period of £255m (2002: £404m; 2001: £462m) and the loss per share was 9.25p (2002 restated: 14.23p; 2001 restated: 13.04p). The prior years' loss per share has been restated following the placing and open offer.

Capital expenditure amounted to £163m in 2003 (2002: £188m; 2001: £166m). The reduction from 2002 reflected the fact that the Port Talbot no. 5 blast furnace rebuild was completed early in 2003 and further major schemes, including those related to the restructuring of the UK asset base, were not approved until the latter part of the year. The expenditure during the year was therefore restricted to essential replacements. The increase between 2001 and 2002 reflected the expenditure on the Port Talbot no. 5 blast furnace. The UK accounted for 40%, the Netherlands 32%, the rest of Europe 23%, North America 4% and the rest of the world 1% of capital expenditure in 2003. Capital expenditure is generally met by cash flow provided by operating activities, cash balances and borrowing facilities. The source of funds required for the restructuring of the Group's UK asset base is discussed under 'The business, its objectives and strategy' on page 10.

Carbon steel
Turnover, deliveries and prices
Turnover for the period was £6,972m compared with £6,231m in 2002. The increase was due to an increase in both sales volumes and average revenue of carbon steel products by 7%, and an increase in distribution and further processing of 4%. Average revenue per tonne was £305 compared with £285 in 2002.

Turnover in the first half of £3,513m fell by 2% in the second half to £3,459m, reflecting a reduction in distribution and further processing of 4% and some slight easing of average revenue by 1% as price rises in the first half flattened out. Sales volume was unchanged between the first and second half in spite of the seasonal impact of holiday and maintenance shutdowns, and a fire in a conveyor at Scunthorpe works during the latter period.

The reduction in turnover between 2001 and 2002 from £6,534m to £6,231m was due to a decrease in sales volume and a fall in distribution and further processing of 2% and 15% respectively, partially offset by a modest increase in average revenue.

UK market
Estimated demand for the Group's main carbon steel products at 10.7mt was unchanged in 2003, having fallen by 2% in 2002. Automotive output fell slightly in the year, but the construction industry recorded some

gains. However, construction growth was concentrated in the government funded and infrastructure sectors, which are less steel intensive, with the more steel intensive factory and warehouse sectors declining. Demand from other sectors declined significantly as international tensions in the first half from SARS and the Iraq war undermined confidence and investment spending in particular. Manufacturing output remained depressed, although the weaker sterling exchange rate to the euro had, by the end of the year, begun to boost manufacturing industry confidence.

Corus deliveries to the UK market in 2003 totalled 6.1mt, of which 5.5mt were in the Group's main carbon steel products. Deliveries in the first half were 3.1mt, reducing slightly to 3.0mt in the second half, largely due to seasonal factors. The total for 2003 compared with 5.9mt in 2002. The Group's UK market share in 2003 rose slightly to 51% (2002: 50%; 2001: 50%), with an improving trend through the year largely due to improved delivery performance and a reduction in imports. Market share was 52% in the second half.

Other European markets
Steel consumption in the continental EU market remained weak as demand from steel using industries declined for the second year running. The decline was most notable in the domestic appliance industry, which is suffering from a lack of confidence among

European consumers. The mechanical engineering industry was also affected as the global fall in investment continued to squeeze spending on new equipment. However, an end to the stock reduction seen in earlier years meant that, despite the decline in consumption, deliveries to the market rose slightly.

There is some indication that this prolonged slump has reached its nadir. With support from the global recovery, business and consumer indicators turned positive in the last quarter of 2003 and order books for German manufacturing, a key sector in assessing European growth prospects, began to improve.

Against this generally weak demand background, Corus deliveries in and to mainland Europe amounted to 8.5mt in the period, representing an increase of 4% from 2002 and indicating an improvement in market share. Deliveries in the first half were 4.5mt, falling to 4.0mt in the second half.

Deliveries were 8.1mt in 2002; 2% up on 2001 levels in spite of the reduction in demand.

Other markets
Outside Europe, the steel market showed a mixed picture. Demand fell slightly in the US, largely as a result of stock movements, and edged up in Japan where exports of manufactured goods grew strongly. However the

global picture was dominated by developments in China, where steel demand is estimated to have grown by over 20% in 2003, to reach 231mt. As a result largely of China's performance, world steel demand increased by around 5% in 2003. Corus deliveries to markets outside Europe amounted to 3.2mt in the period, an increase from 2.6mt in 2002. The increase largely reflected the strong demand from China and other Asian export markets that more than offset the reduction in sales to the US resulting from weak demand and the Section 201 import restrictions, which remained in place through most of 2003. Deliveries in the first half were 1.3mt and increased to 1.9mt in the second half.

Deliveries were 2.6mt in 2002, 7% down on 2001, and included the impact of the introduction in March 2002 of Section 201 Safeguard measures in the USA.

Prices
Average revenue per tonne for the period amounted to £305 compared with £285 in 2002 following little change between 2002 and 2001 (£284). The increase in 2003 reflected the combination of strong Asian demand and EU production restraint that led to a sharp rise in European market prices. Average revenue in the first half of 2003 amounted to £306 per tonne reducing slightly to £303 per tonne in the second half, as price rises in the first half flattened out.

Global steel selling prices have been extremely volatile for the last few years due to a variety of factors. Changes in industrial output and exchange rates coupled with a series of trade actions such as the Section 201 Safeguard measures have been destabilising factors. The steel market was over-supplied in 2001 with the result that prices fell to extremely low levels, reaching a trough in the first quarter of 2002. In the EU and North America these low prices led to some reduction in supply that, together with modest recovery in demand and in the US the impact of Section 201, restored some stability to the market. Through 2003, world average prices overall were little changed, but this apparent stability masked significant variations in regional prices. EU prices reached a modest peak in early to mid 2003 before falling back, while US prices gradually recovered from the trough seen at the start of the year. Pacific Rim prices were especially volatile, being influenced most strongly by over supply, market weakness, SARS and the Iraq war in the first half. Towards the end of 2003 prices began to recover as China's effect on the world steel market became more pronounced. The rapid demand growth in China forced up freight rates and the price of key raw materials, and steel prices were pushed up as companies sought to protect profit margins. By the end of 2003 and into 2004, prices in all regions were increasing strongly in response to rising demand,

production constraints and raw material costs.

The average spot sterling to euro exchange rate during the period was €1.45 (2002: €1.59; 2001: €1.61) and the average spot sterling to US dollar exchange rate was US$1.64 (2002: US$1.50; 2001: US$1.45). The year was characterised by the weakness of the US dollar as a result of escalating US trade and fiscal deficits that, together with low interest rates, sapped confidence in US securities.

Operating costs

Operating costs for the period were £7,205m, which was 8% higher than in the previous year including a high level of non-recurring costs in the period, and 6% higher before exceptional items. The increase in operating costs was less than the increase in turnover and in sales volume. This reflected the improvement in manufacturing performance due to the more stable plant configuration including the successful resumption of a two blast furnace operation at Port Talbot, increased output at IJmuiden, and ongoing cost efficiency measures. These were to some extent offset by increases in raw material and energy prices, and inflationary pressures on other conversion costs, including employment.

As stated in the 'Summary' on page 12, following the explosion at Port Talbot, the rebuild and the consequential losses associated with

the furnace being out of operation were the subject of an insurance claim. The operating costs for 2002 were affected by the consequences of the explosion and included the cost of buying replacement slab, additional costs of processing bought in rather than manufactured slab, and additional costs of increasing throughput based on the remaining furnace at Port Talbot. In addition, the business suffered lost contribution during the period in which external slab supplies were being established, through delayed Russian supplies and from increased second choice material associated with purchased slab. These costs were largely covered by the insurance claim previously mentioned.

The principal raw materials in the carbon and engineering steelmaking process are iron ore and coal, purchased on international markets, and steel scrap. During 2003, approximately 25mt of iron ore and 11mt of coal were imported at or near Corus' integrated steelworks. Iron ore is imported principally from Australia, South America, Canada and South Africa. Corus imports coal, for conversion into coke and direct injection into blast furnaces, predominantly from Australia, Canada and the USA. Corus UK's external scrap requirement of some 1.3mt in 2003 was purchased in the UK, and some 0.6mt for its Dutch integrated plant, purchased predominantly from mainland Europe.

The purchase price for these materials is subject to market forces largely beyond Corus' control and is impacted by demand from other steel producers, supply capacity and freight costs, among others. Steel scrap prices are generally based on spot market prices.

Corus enters into supply contracts lasting typically between three and ten years for certain raw materials for steel production, although in many instances the prices within these contracts are agreed on an annual basis. For these raw materials, the arrangements account for roughly 60% to 70% of Corus' requirements, with the remainder purchased through one year contracts and options, based on market rates, which provides flexibility and commercial leverage. Recently, the growth of steel demand and production in China has continued to significantly increase raw material and freight prices for steel production globally. In 2003, crude steel demand in China grew by 21% or 46mt compared to 2002. Although part of this growth was fed by imports, Chinese crude steel production increased by 21% or 38mt. To support this production, iron ore imports increased by 33%.

A networked supplies organisation, embedded in the businesses of the Group, continues to deliver benefits through a single face approach to the various procurement markets. As part of the 'Restoring Success'

initiative, the supplies organisation has worked with businesses to identify further savings opportunities and to benchmark best procurement practices in all areas of spend. A comprehensive plan to achieve identified benefits over the next three years is being implemented.

Dynamics of the business
In the period, European markets accounted for 83% of carbon steel products turnover of which the UK amounted to 33%. The principal factors influencing financial performance are therefore the economic climate in the UK and mainland Europe and exchange rate relativities, particularly sterling to the euro and the euro to the US dollar.

Steel is a capital intensive industry and changes in demand in one region often lead to a rapid change in geographical sales patterns as producers seek to maintain high capacity utilisation. As a result, changes in the global market for steel also influence the financial performance of Corus. These issues are considered below.

Economic climate
The world economy grew by a little over 2% in 2003, marginally up on 2002 performance. North East Asia, with growth of 6%, was the best performing region. In the first half of 2003 the US economy took the first steps towards a strong recovery, with growth by the third quarter reaching

an annualised 8.2%, the highest level for twenty years. This was reinforced in the fourth quarter with growth of 4%. For the year as a whole, growth in the US averaged 3%. The outlook for manufacturing began to improve with the fall in the US dollar exchange rate giving significant competitive advantages, and investment spending beginning to pick up as business capitalised on the combination of strong growth and low interest rates. A concern facing the US economy is the failure of the recovery, so far, to boost employment.

Japan achieved year on year growth in the fourth quarter of 3.8%. The growth stemmed mainly from exports, which benefited greatly from the booming demand in China. However, the domestic economy remains subdued and many of the structural weaknesses that have held back growth in the past decade are yet to be rectified.

The Chinese economy continued its strong growth, growing by more than 9% in 2003. This performance was despite the presence of SARS and the geo-political uncertainty at the start of the year. Of some concern is the Chinese banking sector and its level of exposure to bad debt. A crisis in that sector could be seriously detrimental to the economy.

In the eurozone, growth slowed once more, falling back to 0.5% from just under 1% in 2002 and 1.5% in 2001.

Weakness in domestic demand, both consumption and investment, more than offset an improvement in export markets. Domestic demand was not helped by the attempts of some governments to restrain expenditure in the light of possible breaches of the stability and growth pact.

The UK economy grew by 2%, a similar rate to that achieved in 2001 and 2002. The main driver of growth was both private and government consumption. With imports growing strongly to meet this demand, the trade deficit deteriorated significantly but, in spite of this, the trade weighted exchange rate, after falling through 2002 and into 2003, strengthened slightly through the rest of 2003.

Exchange rates
Exchange rates remain very important to the competitiveness and results of Corus, in particular the value of sterling against the euro. With 83% of carbon steel products turnover accounted for by sales in Europe, this exchange rate is of major importance to sales revenues. Turnover in other export markets and major supplies purchases, including iron ore and coal, are mainly influenced by the US dollar.

In general, strengthening of sterling adversely affects Corus' results in three ways. Firstly, it directly reduces export revenues from the UK. This exposure is substantially hedged by forward currency sales to the extent of the Group's contractual commitments, but such a hedge is effective for only that defined time. Secondly, it improves the relative competitiveness of steel producers in countries with weaker currencies enabling them to discount prices in the UK market. It is not practicable for any significant period to hedge this competitive exposure. Thirdly, it exposes UK customers to similar pressures leading to a reduction in demand for steel in the UK.

Global steel market
As previously stated, steel producers seek to maintain high capacity utilisation. If demand levels in one region of the world are not sufficient to sustain this utilisation, producers tend to increase sales to other regions to achieve desired outputs. There is a well developed international trade in steel that facilitates rapid changes in trading levels, leading to an equally rapid movement in price levels.

It is estimated that global effective steelmaking capacity rose by 28mt or 3% in 2003 to 1,056mt. However, this overall figure masks significant regional differences. In China effective capacity increased by 34mt, while in the rest of the world capacity declined by 6mt. With steel production increasing by 61mt (and by 23mt outside China) the supply/demand position improved marginally. This change was supportive of price increases, especially towards the end of 2003. Corus estimates that there is still a surplus of around 100mt of effective capacity, of which around 18mt is in the EU. However, this surplus is the lowest seen since the late 1980s, indicating unusually tight market conditions that are likely to persist as long as Chinese demand continues to grow strongly.

In March 2002, President Bush took action to impose additional Section 201 Safeguard measures on US imports of a number of steel products. These measures, which mostly took the form of additional import tariffs of up to 30%, were due to remain in place until March 2005. At the same time, a process was implemented to enable suppliers and their US customers to obtain exclusions from the measures for material unable to be adequately sourced from domestic US sources.

While sales to the US of certain of Corus' products, most notably flat rolled steel, were affected by the Section 201 measures, the exclusions secured covering around one third of Corus' US sales originally subject to the measures, the sales of products outside the scope of the measures, and the sharp price rises that were experienced in some product areas, helped to mitigate temporarily the impact of the measures.

To ensure that the European steel market did not suffer from material displaced due to the US restrictions, a system of quotas and tariffs was introduced on EU imports of a limited number of steel products. This action ensured that the EU market remained open, but helped prevent any import surges. A number of other countries, including China, took similar action.

In November 2003, following a complaint by the European Commission and others, the WTO Appellate Body ruled the US Section 201 measures to be inconsistent with WTO rules. The EU had notified the WTO of its intention to take immediate retaliatory action unless the US complied with the WTO's ruling and terminated the Section 201 measures.

On 4 December 2003, President Bush issued a statement ending the US Section 201 measures with effect from 5 December 2003. From that date, all imports into the US, including Corus sales, have been free from any additional Section 201 duties or restrictions. Immediately following the termination of the US measures, the European Commission withdrew its retaliatory action and also terminated its own import measures. China has now also terminated the measures it initiated in response to the US action.

Underlying such steel trade disputes has been the need to tackle the key issues of excess inefficient capacity and subsidies. An initiative launched through the Organisation for Economic Co-operation and Development to address such

problems was a positive development, that received both industry and government support, but progress in such discussions has remained very disappointing.

Investment

Capital expenditure in 2003 amounted to £132m (2002: £158m). The focus of expenditure remained on essential replacements to maintain the activities of the business, and to meet safety, environmental and related obligations. The rebuild of no. 5 blast furnace at Port Talbot following the explosion that destroyed the furnace in November 2001 was completed in less than twelve months and the rebuilt furnace was lit on 2 January 2003. Smaller schemes to refurbish cranes and track in the slabyard at IJmuiden and to remotor stands on the cold mill link at Port Talbot were also completed during 2003.

Preparation for the reline of no. 7 blast furnace at IJmuiden commenced in

2002 and steady progress has been made. At this stage in the programme, preliminary projects are being undertaken prior to the main reline without disturbing daily operations. The blast furnace is expected to come out of production in the second quarter of 2005 to allow the reline to be completed.

In the last quarter of 2003 a number of major capital expenditure projects were approved, largely related to the announced UK restructuring programme. The heavy end development plan at Port Talbot will see the installation of equipment in the blast furnace, steel plant and continuous casting areas, aimed at raising slab production capability at the site by 0.95mt to 4.7mt per annum. The investment will allow use of the latent ironmaking capacity of the new no. 5 blast furnace and its conversion to slab at a competitive cost. The project is planned for completion at the end of the first quarter of 2005, with output

Major capital projects (carbon steel)

Completed in the period	Capital cost £m	Completion date
Port Talbot – rebuild no. 5 blast furnace	65	Jan 03
IJmuiden – refurbish slabyard cranes and track	6	Mar 03
Port Talbot – cold mill link remotoring stands	6	Aug 03

In progress at end December 2003	Capital cost £m	Completion date
Port Talbot – heavy end development (UK restructuring)	79	Mar 05
Rotherham – UK restructuring plan	68	Sep 05
IJmuiden – reline of no. 7 blast furnace	55	Dec 05
Port Talbot – refurbishment Morfa coke ovens and related plant	18	Feb 05
Scunthorpe – installation of a third ladle furnace	10	Apr 05

increasing throughout the year to reach capacity by the end of 2005.

The restructuring plan for Engineering Steels is focused at Rotherham and will address the current structural issues of duplicated facilities and inefficient process technology. The Rotherham site will be developed to provide direct cast feedstock into a combination bar mill, rolling both straight bar and coiled bar. The site development will include additional secondary steelmaking facilities, ingot casting facilities and enhancements to the existing primary mill. These developments, along with the retention of current bloom casting capability, will give the site a full range of cost competitive steelmaking, casting, and rolling technologies, as well as a number of product quality improvements. Specialist finishing facilities will remain at the Stocksbridge site. In addition, all bright conversion of straight bar will be concentrated on the Rotherham site, leading to the closure of the Tipton site in the Midlands.

The refurbishment of the Morfa coke oven batteries at Port Talbot will allow the site to return to a coke making capacity of 0.9mt per annum. The project will extend the operational life of the coke ovens by 15 years, which will reduce the long term risk associated with the reliance on purchased coke supply.

The installation of a third ladle furnace at Scunthorpe is designed to meet the projected future requirements from Corus businesses for high quality semi-finished products, and to enable liquid steel to be scheduled more efficiently through the complex steelmaking and casting production process. The increase in ladle furnace treatment capacity, from 2.6mt per annum to 3.9mt per annum, is a pre-requisite for UK restructuring that will involve Scunthorpe dealing with a more complex order mix.

Aluminium
Turnover, deliveries and prices
Turnover for the period was £981m compared with £957m in 2002, an increase of 3%, which was linked to a weakening of sterling against the euro, increasing the sterling value of turnover of aluminium businesses located in the eurozone. The currency translation effect was partially offset by lower aluminium trading activities and lower LME prices for aluminium, which are discussed below.

Total deliveries stayed at the same level of 0.56mt in 2003 as in 2002. However, aluminium trading activities reduced during the year and, in spite of a continuing weak global environment, deliveries excluding trading activities increased by 5%. Deliveries of rolled products to the aircraft and automotive industries particularly improved, by 10% and 23% respectively, and sales of heat exchanger material increased by 3% following an increase of 11%

in 2002. Extruded products also increased in volume, notably within hard alloys, in spite of difficult market conditions in its main German market, as did external deliveries of primary aluminium.

There was a decrease in turnover of 8% between the first and second half of 2003, mainly reflecting the seasonal effect of customer shutdowns in the summer and over Christmas.

Turnover in 2002 was 12% lower than in 2001 largely due to a decrease in LME prices and lower aluminium trading activity by Corus.

European markets
Demand for rolled and extruded products in Europe recovered in early 2003, but then remained flat through the remainder of the year. Overall demand increased by about 2% on 2002. Demand for rolled products developed slightly more strongly than demand for extrusions. The rolled products market continued to benefit from increasing penetration into the automotive industry, while growth in extrusions was held back by the continuing slump in the European construction market.

Deliveries to European markets amounted to 0.43mt in the period compared with 0.44mt in 2002, which was mainly a result of lower trading activities.

Deliveries in 2002 were 14% lower than 2001 levels, also mainly due to lower trading activities.

Other markets
In the US, demand for aluminium rolled and extruded products rose moderately by around 2% in 2003. Although the economy performed strongly overall, industrial growth was virtually absent. This was reflected in a stagnant market for rolled products. However, on the back of a stronger construction market, extrusions demand grew. Markets in Eastern Europe and the Far East continued their strong growth.

Deliveries to markets outside Europe amounted to 0.13mt in the period compared with 0.12mt in 2002.

2002 deliveries compared with 0.11mt in 2001 as demand for aluminium rolled products and extruded products recovered from depressed levels.

Prices
Average revenue per tonne amounted to £1,766 compared with £1,708 for 2002, an increase of 3% as a result of a lower level of trading activities and a weaker sterling exchange rate against the euro. Excluding trading activities, the average revenue per tonne amounted to £1,803, representing an increase of 1% in spite of a lower LME price for aluminium by £47 per tonne. This was achieved by a change of mix, with more higher added value products such as aircraft and automotive products.

Between the first and second half of 2003, prices decreased from £1,801 to £1,731 per tonne, as a result of a decrease in the LME price, a stronger Canadian dollar against sterling (affecting the Group's Canadian operation) and higher sales of primary aluminium. The comparative figure for 2001 was £1,747.

Pricing of aluminium products is heavily influenced by the price of metal traded on the LME in US dollars, and the euro/US dollar exchange rate. In the period the underlying LME aluminium price for Corus averaged $1,388/tonne, which compared with $1,360/tonne in 2002 and $1,500/tonne in 2001. On the same basis, the first half averaged $1,376/tonne with the second half at $1,400/tonne. However, the moderate increase of the US dollar metal price was offset by the weakening of the US dollar against other currencies. Combining the metal price and exchange rate movements gave a further fall of 5% between 2002 and 2003 in the underlying sterling price of aluminium, after a fall of 13% between 2001 and 2002.

Rolled and extruded product prices in Europe dropped, following the metal price decrease in euros. For rolled products the margin over metal was maintained, but for extrusions there was a margin squeeze. In the US, prices for rolled and extruded products were relatively stable and

were able to follow the dollar metal price increase at the end of the year.

The upturn of the aluminium price in 2003 in US dollar terms reflected the improved supply and demand situation, and the better prospects for 2004.

Operating costs
Operating costs were £956m compared with £936m in 2002, an increase of 2%. The higher operating costs also mainly reflected the weakening of sterling against the euro, with a resultant rise in the sterling value of operating costs of eurozone based production facilities. Excluding the exchange rate effect, the operating costs decreased due to the lower LME price of aluminium in euros and the contribution of cost reduction programmes, partly offset by higher energy costs. Between the first and second half of 2003, costs decreased by 7% due to reduced production and sales, and the lower LME price for aluminium in euros.

Operating costs for 2002 were 9% lower than 2001 reflecting the lower metal price and lower trading activity, which was partly offset by an increase in employment costs, including the effect of manning up a new continuous annealing line at Duffel.

The raw material requirements for the aluminium businesses are obtained in part by importing alumina for the production of primary aluminium and in part by buying slabs, billets and aluminium scrap. These materials are purchased by Corus from third party suppliers under competitively priced supply contracts or bidding arrangements.

Dynamics of the business
In the period, European markets accounted for 75% of aluminium segment turnover. Corus manufactures predominantly in Europe, which is also the main market for most of its aluminium products. High added value products such as aircraft plate, brazing sheet and speciality extrusions are also sold worldwide. The principal factors influencing financial performance are demand levels for rolled and extruded products, the LME price of metal for primary operations, sterling/US dollar exchange rate and the operational performance of plants.

Demand
Demand for primary aluminium in the western world rose by almost 7% in 2003, after having grown by around 3% in 2002. Supply increased at a slower pace, limiting the market surplus. Production at western smelters rose by almost 3.5%, while net imports by the former eastern bloc and China are estimated to have increased substantially. Although demand improved, stocks also increased to some extent, indicating that market conditions remained relatively weak. Nevertheless, the average 3-months forward rate quotation on the LME for aluminium

rose from $1,365 to $1,428 per tonne. Towards the end of the year, prices rose to above $1,600 per tonne on the back of the weakening dollar and driven by global demand for commodities. However, measured in euros, the aluminium metal price actually decreased substantially, and in sterling moderately, as a result of exchange rate movements.

LME price
Aluminium ingots for further processing are widely traded on the LME, providing fully transparent pricing for worldwide trading. Aluminium is traded on the LME in US dollars, with prices normally quoted for delivery three months ahead. As LME pricing increases then profitability of the business tends to increase.

The revenue of the primary smelters is directly linked to the LME, but their input costs are only partly related. These units therefore experience a change in profitability in direct relationship to the movement in the LME. In contrast, the rolled and extruded products businesses experience swings in their material costs in line with the LME movement. However, this is largely passed through into revenue by operation of the commercial customer terms unless the metal price is fixed by hedges for long term contracts.

Exchange rates
Aluminium is traded worldwide in US

dollars. Weakness of the US dollar against the euro leads to lower selling prices for the business, and margin reductions in the primary end where costs of production are only partly influenced by the currency movement.

Operational performance
Continuous improvement programmes across the aluminium segment resulted in productivity improvements, cost reductions and improved safety performance. The latest phase of modernisation of the hot mill at Duffel was successfully completed in the year, and gave rise to improvements in reliability and metal recoveries. However, during the period when the mill was inoperative to complete the work, output was adversely affected. At the Cap-de-la-Madeleine rolling mill a significant improvement in productivity was achieved as a result of investments and operational improvement measures in recent years.

Investment
Capital expenditure in 2003 amounted to £31m (2002: £30m). As in the carbon steel segment, expenditure in the aluminium segment has been focused on essential replacements to maintain the business, and to meet safety and environmental obligations.

The scheme for modernisation of drive regulation on the hot mill at Duffel was completed to plan in June 2003. However, completion of two other projects, expenditure on the

Major capital projects (aluminium)

Completed in the period	Capital cost £m	Completion date
Duffel – modernisation of drive regulation at hot mill	4	Jun 03

In progress at end December 2003	Capital cost £m	Completion date
Koblenz – aircraft capacity and capability	29	Jul 05
Duffel – revamp of cast house	4	Dec 04
Delfzijl – two additional rectifiers	3	Mar 04

cast house at Duffel and two new rectifiers for the smelter at Delfzijl, has been delayed into 2004. The delays resulted in part from reviews of the developments arising out of the negotiations for the proposed sale of the Group's aluminium activities, but will have no effect on the current operations.

The principal project approved in 2003 was the 'AirCap' project at Koblenz at a cost of £29m. The purpose of the project is to increase aircraft plate and sheet capacities and capabilities, in order to meet the requirements of the market. With this investment, existing bottlenecks for the production of aircraft products will be eliminated and capacity will be increased by approximately 25%. The project will be completed in various stages through to mid 2005.

Stainless steel
On 22 January 2001 a merger was completed between Outokumpu Steel and Avesta Sheffield creating AvestaPolarit, one of the world's largest stainless steel producers. From that date, Avesta Sheffield

ceased to be a subsidiary of Corus and, from the same date, AvestaPolarit became an associated undertaking. The Corus holding in Avesta Sheffield prior to the merger was 51%. The Corus holding of the new associated undertaking was 23.2%. On 1 July 2002 Corus sold its stake in AvestaPolarit to Outokumpu severing its interest in the stainless segment.

People
Most regrettably, three Corus employees and four contractors were fatally injured during the year on Corus sites. All serious incidents are cause for the greatest concern and are thoroughly investigated and result in recommendations being made to prevent a recurrence.

The Executive committee continues to lead the Group's initiatives to improve safety performance and, during 2003, there was a reduction of 28% in serious accidents as measured by lost time injury frequency rate compared with 2002. This has continued the rate of improvement over recent years,

with the lost time injury rate for 2003 being just under half the level of 2000.

During 2003, Corus was prosecuted on four separate counts for incidents at four UK sites. Corus was fined £10,000 in February 2003 for a breach of the Health and Safety at Work Act following a fatal accident at Stockton in October 2000; £100,000 in May 2003 following an accident at Port Talbot in February 2002; £15,000 in October 2003 following an accident at Teesside in January 2002; and £150,000 in November 2003 following a fatal accident at Scunthorpe in September 2000.

At the end of December 2002 the number of employees in the Group was 50,900. This reduced to 49,400 at the end of December 2003. The net reduction of 1,500 reflected the continuation of the Group's restructuring programme and productivity improvements. In the review period, UK manning levels declined from 25,400 to 24,600, in the Netherlands from 11,800 to 11,400, and in Germany from 6,300 to 6,000. The other principal countries in which Corus has employees are France 1,700, Belgium 1,600, the USA 1,100 and Canada 1,100.

The average number of employees in the Group for the period was 50,300 including 25,100 in the UK, 11,600 in the Netherlands and 6,200 in Germany. This compared with 51,600 overall in 2002 and 55,600 in 2001.

Corus has well-developed procedures in all parts of the Group for consulting and negotiating with the trade unions and employee representatives. In addition to the two European Works Council meetings scheduled in 2003, a small group comprising key union leaders and employee representatives met with management on a regular basis to provide the opportunity for international exchange of information and consultation. Further consultation takes place at division, business, site and local level where appropriate.

Notwithstanding the ongoing restructuring programme in the UK and some differences of opinion with the Dutch and German works council bodies, general relationships with the trade unions and works councils internationally remain good. This is evidenced by the fact that full consultation has taken place with the parties involved regarding the restructuring programmes and the major closures. There has been no industrial action or reduction in performance levels leading up to closures. In fact, there have been no significant industrial relations problems since the 1980 UK national steel strike. Negotiations on pay and conditions matters are generally held in a constructive atmosphere.

The British Steel Pension Scheme ('BSPS') is the principal pension scheme of the Group in the UK. It is a defined benefit scheme and members contribute at the rate of

5% of pensionable earnings. Between 1 October 1999 and 31 March 2003, the Company contributed at the rate of 2% of pensionable earnings to the Main Section of the scheme, supported by a past service actuarial surplus, and 11.6% to the Acquisition Section. With effect from 1 April 2003, following the triennial actuarial valuation as at 31 March 2002, the Company contributions became 0% in the Main Section and 12.3% in the Acquisition Section, subject to review at future actuarial valuations. The next formal valuation of the scheme is scheduled to be undertaken as at 31 March 2005. The main features of the 2002 valuation of the scheme and information about other UK pension schemes operated within the Group are provided in Note 32 to the Accounts.

As part of a long term pensions review of other UK pension schemes within the Group, active members of the Corus Engineering Steels Pension Scheme and the Firsteel Group Pension Scheme were invited to join the Acquisition Section of the BSPS for future service with effect from 1 April 2003. Past service benefits for all members were retained in their existing schemes to be paid and funded under those arrangements.

Following the sale of Corus' interest in AvestaPolarit Oyj Abp in 2002, UK employees of AvestaPolarit Limited were no longer eligible to remain members of the BSPS and with effect

from 31 August 2003 ceased to accrue benefits under that scheme. A replacement scheme, the AvestaPolarit Pension Scheme, was set up and employees were given the opportunity of joining that scheme from 1 September 2003 and transferring their past service benefits from the BSPS.

The Stichting Pensioenfonds Hoogovens ('SPH') scheme is the principal pension scheme of the Group in the Netherlands. It is a defined benefit scheme and contributions in 2003, which can vary according to the funding ratio of the scheme, stood at 7% from the Company and 4% from members relative to gross earnings. Further information about the SPH scheme is provided in Note 32 to the Accounts.

In a difficult year, the level of investment in education and training remained the same as for the previous year at around £50m, while progress with certain initiatives continued. In particular, a revised standard approach to assisting business units in assessing their investment in training performance was successfully tested at several locations in the Netherlands and the UK.

Environment and the community
Corus places great emphasis on contributing to a sustainable society and aims to carry out its business in a responsible manner. Corus believes that good environmental performance

is critical to the success of its business and its aim, therefore, through the 'Restoring Success' initiatives, is to improve performance continuously.

Increasingly, attention is being focused on developing products that either have a better environmental profile (for example stronger, lighter steels for transport operations that consume less energy in use), or that have inherent environmental advantages (for example reusability in construction and recyclable packaging). Within the Group's production processes, emissions to air and discharges to water have been reduced, and the amount of waste produced has also reduced further. Around 80% of manufacturing operations are now certified to the independently verified international standard, ISO 14001.

Corus recognises that climate change is a significant global issue and that it can contribute to reducing the problem of greenhouse gases. Corus will be participating in the EU Emissions Trading Scheme (ETS) that is due to start in 2005. The EU ETS is a 'cap and trade' system, which means there is an absolute cap placed on site emissions of CO_2, and the difference can be bought or sold in the emissions trading market. At the end of each year, sites will have to surrender allowances equal to their emission of CO_2. Failure of sites to surrender sufficient allowances will

result in a fine of €40 per tonne of CO_2 for 2005 to 2007 and €100 per tonne of CO_2 thereafter. Corus as a major producer of iron and steel is consulting with the UK and Netherlands governments to ensure that the steel industry is not financially disadvantaged by the trading scheme.

As a result of the implementation of the EU Landfill Directive, Corus has to provide some form of surety for the future closure of operational landfill sites. All of these sites are in the UK and require to be re-permitted in a phased manner from 2004 to 2007. Corus is in discussion with the UK Environment Agency on the appropriate form of such financial surety.

Minimising and managing risks are important components of the Corus management systems. Potential risks are identified through techniques such as environmental audits, 'near miss' reporting and formal risk assessments. In 2003 Corus had no environmental prosecutions.

Corus also recognises that it has an important role to play in the communities in which it operates. For example in the Netherlands, by restructuring its IJmuiden operation, Corus has been able to devote a 100 hectare area adjacent to the main Corus site to the renewal of regional economic development at the IJmond Business Park. In the UK, the Company has continued to finance

local community projects, contributing towards a number of initiatives; for example, more than £90,000 has been donated by Corus to schools in North Lincolnshire and Teesside to improve disabled access and to fund nature gardens, ponds and other eco-projects. In the twelve months to October 2003, Corus made gross contributions to environmental bodies under the landfill tax credit scheme of over £150,000.

Corus will publish its first combined Health, Safety and Environment Report in April 2004 detailing the performance and progress made in 2003 and this will be available by viewing the Group's website on www.corusgroup.com

Technology
Corus continues to enhance the competitive position of its businesses by executing projects that allow them to supply value-added products and services to customers and to apply cost effective process technology. While continuing the development of new and improved products, a renewed emphasis is being placed on process development for steel as part of the 'Restoring Success' initiative. Net expenditure on research and development in 2003 amounted to £62m (2002: £65m).

Corus has a policy of collaborative product development with key customers in its principal markets. For more fundamental research, Corus is strengthening its collaboration with leading research institutes in the metals world such as the Institute for Microstructural and Mechanical Process Engineering of the University of Sheffield, the Netherlands Institute for Metals Research and the Centre de Recherches Métallurgiques in Belgium. By sponsoring traineeships and student placements in its laboratories, Corus also strives to stimulate student interest in the metals industry.

A 'Steel Technology Platform' was created in 2003, consisting of representatives from major European steel companies, the European Commission and other stakeholders. The aim of the Platform is to establish long-term targets for the technological development of the steel industry in Europe and to co-ordinate activities to achieve those targets.

Corus continues to seek ways to raise the efficiency and effectiveness of its research and development activities, whilst maintaining high standards. In this context, and following the closure of the Welsh Technology Centre at the end of 2002, the plans to build a new technology centre have been deferred for further consideration.

In its product and process development, Corus strives to meet or anticipate the needs of its customers, as well as to contribute to a sustainable society. Some examples are discussed below.

As part of ongoing efforts to reduce emissions from road vehicles, Corus has developed Neotec™, a lead-free metallic coated steel designed to help vehicle manufacturers develop emission-free fuel tanks. The Neotec steel fuel tank offers a cost-effective alternative to plastic fuel tanks to help meet targets set in the European End-of-Life Vehicle Directive and reduce recycling costs.

Major innovations for the automotive sector have also been realised in the aluminium area. In March 2003, Corus celebrated the official opening of its new continuous annealing and pre-treatment line at its aluminium rolling plant in Duffel, Belgium. The line was built to produce high quality aluminium coil for the motor industry and is the result of a ten-year research and development programme. To achieve weight reduction targets in order to meet increasing requirements regarding fuel consumption and reduction of emissions while maintaining a high level of passenger security and comfort, various carmakers have introduced car models with aluminium bodies. Corus is also supplying the world's first production-ready aluminium tailor-welded blank (TWB) for use on a new sports car model. Similarly to steel tailor-welded blanks, the new aluminium TWB joins, by laser welding, two or more sheets of different grades and thicknesses that have been selected to provide the optimum strength while using the least amount of material possible.

These unique TWBs are again the result of years of collaborative research and development.

For the construction sector, Corus has launched Surefast, a new system for constructing explosion-resistant buildings in a fraction of the time needed using traditional building techniques. The system has been developed in response to growing terrorism and security concerns. Surefast uses Bi-Steel, an extremely strong steel and concrete composite panel technology proprietary to Corus.

Corus is also involved in research to improve the design of steel structures and their behaviour in case of, for example, fire or earthquake. Numerical simulations are being used to assess the behaviour of structures under load both under normal conditions and at elevated temperatures such as occur in the case of fire. This work is being carried out in collaboration with other centres of expertise in Europe.

Corus has set up a Modular Residential Development team for the development of modular houses that can be erected within a very short time compared to standard building methods, making use of factory-made standard modules. This is particularly directed at regions where demand for affordable housing is strong.

In the process area, the rebuilding of no.5 blast furnace at Port Talbot within a year was a remarkable technological achievement. The new blast furnace is equipped with modern process control technology and, complying with Corus' commitment to improving the environmental impact of its processes, modern emission arresting equipment. The gases inherently generated by the blast furnace operation are captured and converted into electricity that is used elsewhere in the plant. The facility complies with all existing and anticipated legislative requirements.

Although an additional boost is expected from the projects started as part of the 'Restoring Success' initiative, continuous improvement of production processes has been a focus in several Corus plants for many years. In the rolling mills and downstream processing lines, in particular, the use of newly developed mill set-up models, in combination with sophisticated measuring and control techniques (both made possible by the steady advances in computer technology) has resulted in substantial improvements in product quality and consistency. This in turn minimises variations in product properties, so reducing product reject rates.

For example, wide and thin material that is moving under tension, as is the case in continuous annealing lines, is prone to deformation. This can be prevented by reducing the line speed but this also reduces line throughput. By applying a newly developed

model that simulates deformation, a sensitivity index can be calculated and displayed to operators, allowing them to adjust the line speed and tension such as to minimise deformation without sacrificing throughput. A similar example concerns the development of a vibration monitoring system aimed at preventing resonance effects in cold mills.

In 2003, process improvement groups were created for the different stages of the production process aimed at facilitating the transfer of practices and process improvement, such as the examples quoted above, between Corus plants.

The strategy for information technology (IT) remains one of investing in projects that provide significant benefits to customers, suppliers and employees. To this end, a detailed review was completed during 2003 across IT operations in all businesses and functions, and a resulting work plan has been prepared to improve the effectiveness of IT while significantly reducing the associated costs. Reviews have been completed in eight distinct areas of operation by internal analysis and external benchmarking, and significant improvements have been identified based on simplified processes, agreed standards, improved governance, shared services and a focused IT strategy.

Business risk management
The risk management review process has evolved in the Group over the years and has been adapted to ensure compliance with the corporate governance requirements set out in the 'Internal Control Guidance for Directors on the Combined Code' as issued by the ICAEW. Based on this approach, a full assessment of business risk, its potential impact, and the adequacy of prevention, monitoring and modification practices adopted to manage the risk is undertaken annually, with periodic updates as deta iled below. This is normally conducted at the end of the third quarter in each year and is reported to the Executive committee, Audit committee and Board. The Executive committee, business unit managing directors and functional heads undertake the assessment of the principal risk areas and related risk management practices for the Group. Executive committee members are responsible for assessing strategic risk and business unit managing directors are responsible for assessing operational risk, and for ongoing monitoring and adequacy of related control procedures. Functional heads advise on specific functional issues.

Monthly reports are made to the Executive committee dealing with significant changes in risk and controls in the period. Regular detailed reports are also made to the Executive committee on a quarterly basis concerning risk, and associated control and monitoring procedures. The results of these reports are reported to the Audit committee and the Board.

In parallel with the risk management review process, a business continuity programme is running, with a growing number of business units and functions having fully written up continuity plans in place. The ongoing programme is strongly linked to the risk management, insurance and audit programmes and focuses on the propagation of best practice across the Group.

Corus also has a well established and well resourced internal audit function, which provides assurance to the Board, the Audit committee and the Executive committee that business risks and mitigating controls are being addressed in an effective manner. Corus aims to minimise its expenditure on insurance and to reduce its exposure to catastrophe losses to a level consistent with its ability to carry such losses. To this end Corus maintains insurance cover, which it feels is appropriate for its business, through a combination of self-funding and policies purchased from external insurers. Corus arranges some of its insurance through Crucible Insurance Company Limited and Hoogovens Verzekeringsmaatschappij NV (HVM), two wholly owned subsidiaries. Crucible and HVM reinsure catastrophe risks with the external

insurance market. Corus' external insurance policies cover its statutory insurance requirements and certain contractual obligations, as well as catastrophe risks, ranging from single large losses to an aggregation of frequent low-value claims. External insurance is also used to insure non-catastrophe risks where it is cost-effective, and when claims handling and other specialist services are required.

Insurance policies are arranged on a group basis for the following key classes of insurance:

• Material damage and consequential loss;

• Public and products liability;

• Professional indemnity;

• Aviation products liability;

• Marine cargo; and

• Directors' and officers' liability.

Other country specific cover, for instance for the United States, is arranged as discrete policies at the regional level.

The net book value of investments held by Crucible and HVM at the end of December 2003 was £48m (2002: £48m; 2001: £42m).

Economic and monetary union (EMU) and the euro
On 1 January 1999 the rates of conversion between the euro and the currencies of participating countries in EMU were irrevocably fixed, and the euro became a currency in its own right. The national currencies within the eurozone were no longer economically independent but became denominations of the euro with fixed rates of exchange. In all cases, Corus businesses located in the eurozone complied with legislation to replace national currencies with the euro by 1 January 2002. The actual changeover to the euro occurred on 1 January 2002 without any material problems arising within the Group.

Businesses located in the UK and in other European countries outside the eurozone are currently capable of undertaking transactions in the euro, like any other foreign currency. As regards businesses located in the UK, until the position of UK entry to the eurozone becomes clearer, the Company will refrain from undertaking the investment in computer systems necessary to convert base currency to the euro.

Acquisitions and disposals
On 17 April 2003 Corus announced that Corus Aluminium Service Centers Inc. in the USA had been sold to Clayton Metals Inc. for a price of US$8m (approximately £5m).

On 19 June 2003 Corus announced that it had completed the purchase of Sollac Méditerranée's (Sollac) 50% share in Lusosider Projectos Siderúgicos S.A. (Lusosider) for €11m (approximately £8m) in cash. Lusosider was a Portuguese 50/50 joint venture between Corus and Sollac, a subsidiary of Arcelor S.A. (Arcelor), producing hot dipped galvanised steel sheet and electrolytic tinplate. Simultaneously, Corus sold this 50% share to Banco Espírito Santo de Investimento, S.A. (Espírito Santo Investment) of Portugal for the same consideration. Espírito Santo Investment subsequently completed the sale of this 50% share to Companhia Siderúrgica Nacional of Brazil. Corus has retained its original 50% holding. The completion of the purchase from Sollac followed confirmation by the European Commission that this met Arcelor's undertaking to divest its stake in Lusosider.

On 13 October 2003 Corus announced that it had completed the purchase of Arcelor's two-thirds share in Segal SCRL (Segal), a Belgian joint venture (where Corus had previously held only one-third), for €33m (approximately £23m) in cash. Simultaneously, Corus completed the sale of a 50% share to Metalinvest, a Dutch investment fund, for €25m (approximately £18m) in cash. Segal is a galvanising operation. The completion of the purchase from Arcelor followed confirmation by the European Commission that this met Arcelor's undertaking to divest its stake in Segal.

Following the strategic decision to focus on core activities, Corus is rationalising its operations in North America. Corus decided to sell its two service centre businesses, Corus Coil Products and Corus Metals, along with the downstream manufacturing business, Corus Metal Profiles. These comprise the activities of the business unit, Corus Metal Services North America, which employs approximately 340 people and operates from 17 locations in Canada and the USA. The businesses concerned lack the critical mass required to qualify as a core business for Corus. The sale of Corus Metal Profiles was completed on 9 January 2004. An agreement for the sale of Corus Coil Products and Corus Metals has been signed and completion will take place when certain conditions are satisfied.

In parallel, Corus is evaluating options for the sale of Corus Tuscaloosa, a mini mill producer of a wide range of plate products. The manufacture of plate at Corus Tuscaloosa is not considered a long term strategic activity, since the Company focus is on core activities that hold a strong position in their local markets. The assets and customer relationships of Tuscaloosa will be attractive to a potential buyer who can take advantage of the improving US market, and the future of the business is best placed with an owner who will strategically develop the business as a core activity.

On 23 October 2002, Corus announced that it had agreed in principle to the sale of its Aluminium Rolled Products and Extrusions businesses to Pechiney S.A. for €861m (approximately £543m). It was intended that a definitive sale and purchase agreement would be entered into following completion of internal consultation, advice and approval processes. However, the Supervisory Board of Corus Nederland BV decided on 10 March 2003 to reject the recommendation to proceed with the sale. On 11 March 2003 Corus Group plc announced it would commence proceedings before the Enterprise Chamber of the Amsterdam Court of Appeal to seek redress in respect of this decision. However, this request was unsuccessful and, as no appeal procedure was available to resolve the issue in time for the sale to proceed, Corus accepted the Court's decision as final. Pechiney was informed that Corus would not now proceed with the sale and, as a result, a break fee of €20m was paid to Pechiney in 2003.

On 5 February 2004 Corus announced it was entering the early stages of a process to actively consider the options for its aluminium businesses, which may lead to discussions with third parties.

Accounting policies

Details of the main accounting policies used by the Group appear on pages 67 to 69. The financial statements to 3 January 2004 have been prepared in accordance with the applicable accounting standards in the UK. They also include a reconciliation of earnings and equity under US GAAP along with a discussion on the nature of any reconciling items. See Note 37 'Supplementary information for North American investors'.

Preparation of financial statements includes the need to make assumptions and estimations that affect the amounts of assets, liabilities, revenues and expenses being reported. Actual results may differ from those estimated under different assumptions and conditions. For the period under review, the most significant areas of judgement for Corus under both UK GAAP and US GAAP related to tangible fixed assets, current asset provisions, deferred tax, retirement benefits, and provisions created for redundancy, rationalisation and other related costs (as discussed in the 'Summary' on pages 11 and 12. Each of these areas is discussed below.

A significant part of the capital employed by the Group is invested in tangible fixed assets and an estimate must be made of the effective life applied to each category of assets. The estimates made are based on a number of factors including the accumulated experience of effective asset lives from historic business operations. This in turn determines the annual depreciation charge, which has an impact on earnings. Also, where appropriate, the carrying values of fixed assets are reviewed for impairment by reference to their value in use. This value is determined based on discounting future cash flows using a pre-tax discount rate of 9.5%.

During the normal course of trading, judgement must be used to establish the net realisable value of various elements of working capital. In particular provisions are created for obsolete or slow moving stock, and bad or doubtful debtors. These provisions are created at levels appropriate to the individual circumstances of each business within the Group.

Deferred tax assets amounting to £143m have been recognised in the balance sheet at 3 January 2004. The deferred tax assets in respect of tax losses are regarded as recoverable against future forecast taxable profits within a time horizon that the Directors consider to be more likely than not to occur. Deferred tax assets have not been recognised in respect of total losses with a value of £1,749m, of which £1,197m are UK losses.

Results of the Group include costs relating to the provision of retirement benefits for employees. The cost of these benefits and the present value of any pension assets and liabilities depend on such factors as life expectancy of the members, the salary progression of current employees, the returns that the pension fund assets will generate in the time before they are used to fund the pension payments, and the rate at which the future pension payments are discounted. Corus uses estimates based on previous experience and third party actuarial advice in determining these future cash flows and the discount rate. Details of the assumptions used for the Group's main defined benefit schemes are given in Note 32.

The requirement for provisions related to redundancy, rationalisation and other related costs are assessed on a regular basis. Amounts recognised as a provision are the best estimates of expenditure required to settle relevant obligations at the balance sheet date. These estimates are based on factors such as previous experience and third party advice, but the timing and value of these liabilities are not certain.

Each of these areas of judgement includes a number of elements and assumptions. These can vary between different countries in which the Group operates and there is a large degree of interdependency between them. As a result it would be impractical

Securitised trade debtors	£m
Securitised gross trade debtors	338
Less non-returnable proceeds	(215)
Net securitised trade debtors	123
Other trade debtors	847
Total trade debtors	970

and potentially misleading to give any approximate impact on annual Group operating results of a change in any individual assumption.

There have been no new UK standards issued by the Accounting Standards Board since the last Report & Accounts. However one standard, FRS 17 'Retirement Benefits', was issued during November 2000 but the full requirements do not need to be met until accounting periods beginning on or after 1 January 2005 (delayed from 22 June 2003 under the original ASB proposals). The full requirements of the standard have not yet been adopted by Corus but the required transitional disclosures have been made since 2001. FRS 17 requires any surplus or deficit on the Group's pension schemes to be recognised in the balance sheet. The two principal pension schemes Corus operates remain in surplus, which will result in a net asset being recognised. At 3 January 2004, Corus estimates this net asset to be £86m after taking account of an estimated deferred tax liability of £32m. It should be noted that each scheme's ongoing funding arrangements are not affected by the

FRS 17 disclosure requirements or other accounting standards.

On 18 April 2002, Corus launched a securitisation programme in the UK under which it may from time to time offer to assign all of its rights, title and interest in certain eligible trade receivables to a third party financing vehicle, which funds the cash purchase price of any original receivables ultimately in the US commercial paper markets. That purchase price takes into account, inter alia, the risks that may be attached to individual debtors and the expected collection period. Under FRS 5 'Reporting the Substance of Transactions' the proceeds from the securitisation have been offset against the securitised trade receivables in a linked presentation. Thus, included within debtors due within one year are the amounts stated above.

The Group is not obliged, and does not intend, to support any losses arising from securitised receivables. Broadly, in the event of default in payment by a debtor of a particular eligible securitised receivable, the providers of the finance under the

securitisation will seek repayment, as to both principal and interest, only from receipts in respect of the remainder of the securitised receivables in which they hold an interest. Repayment will not be sought from the Group in any other way.

International accounting policies

On 29 September 2003 the European Commission formally approved a regulation to adopt international accounting standards for the purpose of financial reporting for publicly traded companies within the European Union (EU). The regulation will directly concern around 7,000 listed EU companies and is aimed at enhancing transparency in annual accounts, and therefore increasing competition and the free movement of capital within the EU. Along with many UK registered companies, for Corus the regulation will require the use of International Accounting Standards (IASs) and International Financial Reporting Standards (IFRSs) in preparing its consolidated accounts from 1 January 2005 onwards.

The first annual report and accounts that Corus publishes under the international accounting principles will be for the 12-month period ended December 2005. However, at that time, comparative periods will be restated to show the adjustments resulting from the change from UK accounting practice, which the Group currently uses, to the application of

IASs and IFRSs. Details of all adjustments that have been necessary to shareholders' equity and results for the restated periods will be provided at the appropriate time. However, the ongoing project by Corus to prepare for this change has identified that significant differences will arise in the treatment of pension costs, derivative financial instruments and deferred taxes. There will also be differences in the presentation of both the primary statements and notes to the annual report and accounts.

Commitments and contingent liabilities

The Group has a series of financial commitments and contingent liabilities, which arise in the normal course of business. Details of commitments for capital and lease expenditure are provided in Notes 28 and 29. Other contingencies are discussed in Note 30. In addition, other contingent liabilities and obligations in respect of short and long term debt and financial instruments are set out in Notes 20 and 23.

Financial review

Loss for the financial period ended 3 January 2004, total recognised gains and losses and shareholders' perspective

The loss for the period after interest, tax and minority interests was £305m representing a loss per share of 9.25p. Translation gains of £89m arose on foreign currency net investments, mainly from the Group's investment in Corus Nederland BV, so that total recognised losses in the period amounted to £216m. No dividend was paid during the year and the Board has not recommended the payment of any final dividend.

Shareholders' funds increased by £75m to £2,797m, representing 63p per share, and reflecting the loss for the period being more than offset by the proceeds of £291m (net) from the placing and open offer and translation gains. The Company's share price fluctuated within the range of 4p to $37^3/_4$p during the period, with a price at the end of the period of $31^3/_4$p and stock market capitalisation of £1,408m.

Capital structure and treasury policy

Average net debt during the period was some £1,414m and net debt at 3 January 2004 amounted to £1,013m (28 December 2002: £1,236m; 29 December 2001: £1,560m). Cash and short term investments at 3 January 2004 amounted to £380m (28 December 2002: £270m; 29 December 2001: £184m).

The treasury policies summarised below applied throughout the period and are consistent with the prior year. At 3 January 2004, the Group had £1,906m in committed borrowing facilities, of which £541m was unutilised.

On 31 January 2001, Corus arranged a new €2,400m syndicated bank facility, which replaced a €1,500m syndicated facility of Corus and most of the committed bank facilities of the former Hoogovens Group. On 11 January 2002, the Company issued €307m of 3% guaranteed unsubordinated bonds due 2007, convertible into shares of the Company. Funds from the bond issue amounting to approximately €300m were used to pay down and cancel part of the €2,400m bank facility described above. Most of the proceeds of the debtor securitisation programme launched in April 2002 were used to pay down and cancel, to the extent of €240m, a further part of the €2,400m syndicated bank facility. On 30 December 2002 the syndicated bank facility was reduced by voluntary cancellation of €460m, €260m of which would have matured in January 2003 and €100m of which would have matured in March 2003. The balance of the remaining syndicated facility was then €1,400m.

On 31 July 2003, Corus signed a new €1,200m banking facility, to replace the above facility, which was due to expire at the end of January 2004. The new amortising syndicated facility has a final maturity date of 30 June 2006, and

provides committed bank financing for Corus' working capital requirements. The principal terms of the new syndicated facility, which are normal for a facility of this type, include:

- Committed funding of €1,200m until the end of January 2004, reducing to €1,000m until the end of June 2005; then €800m until the end of December 2005; and, €600m until the end of June 2006.

- Fixed security over shares in Corus UK Limited, Corus Property Limited, Corus CNBV Investments Limited and Corus Nederland BV. A floating charge over the assets of Corus Group plc, Corus UK Limited, Corus Finance plc, Corus Property Limited and Corus CNBV Investments Limited. The amounts secured by the floating charges over Corus UK Limited and Corus Finance plc, taken together with certain other permitted secured debt, are subject to a cap of 20% of tangible assets, consistent with the terms of the £150m 2016 debenture stock.

- Covenants, (after allowing for impairment/restructuring costs) as follows:
  - Group EBITDA/net interest cover shall not be less than: 2.0 until the end of December 2003; 2.5 until the end of June 2004; 3.0 until the end of December 2004; 3.5 until the end of December 2005; and 4.0 until the end of June 2006.
  - Group net tangible worth shall not be less than £2,500m.

– Dividends of up to 30% of net distributable earnings from ordinary activities are permitted, subject to a Group EBITDA/net interest cover of at least seven times.

– Group gearing (net debt/net tangible worth), shall not exceed: 75% until the end of June 2004; 65% until the end of June 2005; and 60% until the end of June 2006.

– Corus Nederland net consolidated tangible worth shall not be less than €2,000m, and Corus Nederland cumulative consolidated net EBITDA shall not be below €150m for the six months to the end of December 2003, plus €75m for each quarter thereafter.

On 11 December 2003, following the receipt of proceeds from the placing and open offer, the commitment under the facility was reduced by voluntary cancellation to €1,000m.

The Group continues to investigate the appropriateness of securing European Credit Agency (ECA) funding for its capital expenditure programme.

Total borrowings at 3 January 2004 were £1,393m (28 December 2002: £1,506m; 29 December 2001: £1,744m). These included:

• €396m in 5.375% euro bonds due 2006 (€400m issued at 99.086%)

• €307m in 3% convertible bonds due 2007

• £198m in 6.75% sterling bonds due 2008 (£200m issued at 99.122%)

• £150m in 11.5% debenture stock due 2016 (secured)

• NLG200m 6.75% bonds due 2004

• NLG335m 4.625% subordinated convertible bonds due 2007

• NLG300m 5.625% bonds due 2008.

Other borrowings included £199m, principally in US dollars, euros and sterling under long term bank facilities with maturities of up to three years, bank overdrafts of £34m and finance lease obligations totalling £42m. Of the total borrowings, £200m of bank borrowings carry interest on variable rate terms, which ranged at period end between 1.95% and 7.97% with a weighted average of 5.06%.

On 12 November 2003 Corus announced a placing and open offer of 5 new ordinary shares for 12 existing shares totalling 1,304,340,897 new ordinary shares at the issue price of 23.5p per new ordinary share to raise approximately £307m (£291m after expenses). This placing and open offer, which was fully underwritten by Cazenove & Co and Lazard & Co, enabled the immediate commencement of the UK restructuring programme, provided the basis for the Group-wide 'Restoring Success' initiatives, supported by appropriate capital expenditure, and in the short term allowed a reduction of net borrowings. The issue price of 23.5p per new ordinary share represented a 9.6% discount to the closing price of 26.0p on 11 November 2003 (being the last practicable date prior to the announcement). The equity issue was approved at an Extraordinary General Meeting on 5 December 2003 and the proceeds were received on 11 December 2003.

Prior to the issue of the new ordinary shares, the nominal value of 50p of each old ordinary share exceeded the proposed issue price of 23.5p. As a matter of company law, it was not possible for the Company to issue shares at less than their nominal value and therefore in order to effect the placing and open offer the existing issued ordinary shares were subdivided and converted from one ordinary share of 50p into one ordinary share of 10p and one deferred share of 40p.

Foreign exchange risk management
The Group's policy is to protect the value in translation of assets denominated in foreign currency and therefore to hedge a proportion of material overseas investments either with foreign currency borrowings or cross-currency swaps, consistent with maintaining a prudent approach to the value of currency liabilities when translated back to sterling. In the case

of the investment in Corus Nederland BV, where the risk tends to be balanced over time by the contra effect of exchange rate movement on Corus Nederland's competitiveness and profitability, only a partial hedge is undertaken. The period end position was compatible with the Group's policy and strategy, which was applied consistently throughout the period. At 3 January 2004 the Group had £817m in euro denominated borrowings and £159m in US dollar borrowings. There were no cross-currency swaps held at the period end.

It is the Group's policy that substantially all of the net currency transaction exposure arising from contracted sales and purchases is hedged by selling or purchasing foreign currency forward. At 3 January 2004 the Group held forward currency sales of principally euros amounting to £435m (period end value £409m) and forward currency purchases of principally US dollars amounting to £375m (period end value £359m). These amounts represented substantially 100% of the transaction exposure in these currencies at 3 January 2004. Foreign exchange contracts do not generally extend beyond 12 months other than for certain long term contracts principally in the aluminium businesses, which may extend up to four years.

Commodity risk management
The Group makes use of commodity futures contracts to manage its purchase price risk for certain commodities. In the aluminium segment forward hedges, purchases and sales of metal are made to reduce the potential volatility of operating results. Forward purchases of aluminium on the LME are made to match sales agreements in which the price of the aluminium element is wholly or partly fixed. Across the Group forward purchases are also made of zinc, tin and nickel to cover sales contracts with fixed metal prices. At 3 January 2004 the Group had total commodity contracts of £347m (fair value £386m).

Interest rate risk management
The Group's financial structure is conservative and it is Group policy for 50% to 70% of net debt to be at fixed rates, principally achieved by fixed rate borrowings. Due to the Company's success in reducing short term, floating rate debt, as at 3 January 2004 86% of all debt had fixed interest rates. Where appropriate, use is made of swaps and forward rate agreements.

None of the above instruments are used by Corus for the purposes of speculation.

Further details of the use of financial instruments are included in Notes 23 and 24 to the Accounts. In the normal course of business, the Group also faces risks that are non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk.

Sensitivity analysis
At 3 January 2004 the Group had outstanding forward contracts of £60m in respect of actual and forecast transaction exposures. The period end value of these contracts at 3 January 2004 amounted to £50m, which would result in a fair value loss of £10m. A 10% appreciation of sterling would decrease the fair value of these contracts by £5m.

At 3 January 2004 the Group had net funds of £42m exposed to floating interest rates. A 1% movement in average interest rates would have an impact of less than £1m on annual future earnings before tax.

Taxation
The net taxation charge for the period was £53m, after prior year charges amounting to £5m. Within the total, UK corporation tax at 30% was £3m, reduced to £nil by double taxation relief. Taxation on the Group's overseas profits amounted to £38m and the Group's share of taxation of joint ventures and associated undertakings amounted to £1m. Deferred tax charges, UK and overseas, totalled £9m.

Funds from operating activities and other cash flows
Net debt decreased by £223m in the period giving a movement from net debt of £1,236m at 28 December 2002 to net debt of £1,013m at 3 January 2004. Net debt consisted of borrowings of £1,393m less cash balances and deposits of £380m.

The movement largely reflected the proceeds from the issue of ordinary shares in the period in the form of the placing and open offer. There was a net cash inflow from operating activities of £224m in spite of a total operating loss of £208m. The inflow reflected the fact that the loss included non-cash charges of £443m in respect of depreciation, amortisation and rationalisation costs. This was partly offset by an increase in working capital of £10m and the cash cost of restructuring and rationalisation measures amounting to £44m.

There was a net cash outflow on investments and servicing of finance of £119m reflecting the average level of net debt during the period and the new bank facility. There was also a cash outflow on capital expenditure and financial investment of £81m, after the sale of tangible fixed assets of £82m.

The cash outflow from acquisitions and disposals of £20m mainly arose from payments of £16m in respect of the acquisitions of Precoat International plc and Erik Olsson and Söner group, where consideration had been deferred from 2002. There were also tax payments totalling £50m.

A net £143m was applied to repaying gross borrowings.

Minority interests
At 3 January 2004, minority interests in subsidiary undertakings amounted to £47m (28 December 2002: £47m; 29 December 2001: £60m) arising principally from Corus L.P. and Cogent Power. There was no change in minority interests from 2002. The reduction in minority interests between 2001 and 2002 reflected exchange rate movements and a goodwill impairment within Cogent Power.

Directors' report

The Directors present their report and the audited accounts for the financial period ended 3 January 2004.

Principal activities and review of the business

Corus is an international metals group that manufactures, processes and distributes steel and aluminium products and provides design, technology and consultancy services for those products.

A review of the Group's performance during the year, its prospects and future developments is given in the Review of the period on pages 8 to 31.

Results and dividend

The loss before taxation for the year was £255m (2002: £404m; 2001: £462m).

No dividend was paid during the year and the Directors do not recommend the payment of a final dividend (2002: nil; 2001: nil).

Capital and reserves

On 5 December 2003, shareholders approved the reorganisation of the share capital of the Company. Existing ordinary shares of 50p each were subdivided and converted on the following basis:

- all existing issued shares were subdivided and converted into new ordinary shares of 10p each and deferred shares of 40p each.

- all existing unissued shares were converted into new ordinary shares of 10p.

On the same date, the authorised share capital was increased to £2,250,000,000 by the creation of 499,500,010 new ordinary shares of 10p.

The share capital reorganisation enabled the Company to effect a placing and open offer on the basis of 5 new ordinary shares being offered for every 12 existing ordinary shares held.

Further details of changes in the capital are set out in Note 26 on page 91.

Fixed assets

Details are set out in Notes 11 to 13 to the Accounts on pages 80 to 82.

Post balance sheet events

Details are set out in Note 35 on page 104.

Substantial shareholdings

As at 10 March 2004, the latest practicable date prior to publication, the Company had been notified of the following interests in its issued ordinary share capital as shown in the table below.

Employees

The total number of employees worldwide of the Group as at 3 January 2004 was 49,400. There are well established and effective arrangements at each business location for communication and consultation with both Works Councils and Trade Union representatives. The Company recognises its responsibilities towards disabled people and employs them where suitable work can be found. Every effort is made to find appropriate alternative jobs for those who become disabled while working for the Company.

The Company operates two share schemes for UK employees: a sharesave scheme and an all employee share ownership plan, both of which are approved by the UK Inland Revenue. Further information is given in the Report on remuneration on page 51.

Social responsibility

For Corus, Corporate Social Responsibility involves the integration of its financial and strategic goals with:

- a commitment to the health, safety and well-being of its employees and communities.

- a focus on improving environmental performance and providing sustainable products.

Substantial shareholdings	Number of shares 2003	% held 2003	2002	2001
Material				
Gallagher Holdings Limited*	489,000,000	11.03	–	–
Legal & General Group plc	174,179,033	3.92	3.32	–
Standard Life Investments	176,799,400	3.99	–	–
Aviva plc	–	–	3.73	–
Non-material				
Brandes Investment Partners, LP	672,770,505	15.20	14.90	15.70
The Capital Group Companies, Inc	103,585,231	2.34	7.89	9.00

* Corus has been notified that Mr Alisher Usmanov is the registered holder of all of the shares in Gallagher Holdings Limited and therefore holds an interest in all of these shares.

- conducting all aspects of its business with honesty and integrity.

Corus believes that the incorporation of environmental and social factors as well as economic factors, within its business planning and reporting, adds to the sustainability of its business products and services, through effective management of risks, improved stakeholder confidence and brand positioning.

Community involvement

The Company recognises its responsibilities to the communities in which it operates. During the year, charitable donations in the UK by the Group amounted to £283,341 (2002: £472,635; 2001: £550,588). The Company also supports community projects through sponsorship, gifts of materials and secondments, and has supported the arts, environmental projects and educational activities, as appropriate.

No donations were made to political parties during the year. However, authority was granted to the Company at the last Annual General Meeting to make political donations to EU Political Organisations and incur EU Political Expenditure, pursuant to the Companies Act 1985, as amended by the Political Parties, Elections and Referendums Act 2000 ('the Act'), up to a maximum of £100,000. The resolution was intended to authorise normal expenditure which, as a result of the wide definitions under the Act, could be construed as political expenditure or a donation to a political organisation provided that such expenditure was disclosed in the Report & Accounts. Accordingly, it is

reported that the Group incurred such expenditure amounting to £30,405 in connection with employees being allowed time off with pay for attending to trade union business and carrying out civic duties.

Suppliers

It is the policy of the Company and its UK subsidiaries to establish payment terms with suppliers when agreeing the terms of business transactions. The aim is to dispatch cheques on the due date or, where other means of payment are adopted, to deliver funds to suppliers as if payment had been made by cheque.

The Company had nil days' purchases outstanding at 3 January 2004 (28 December 2002: nil; 29 December 2001: nil), based on the average daily amount invoiced by suppliers during the year.

Research and development

Details are set out in the Review of the period, 'Technology', on pages 24 to 26.

Auditors

A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the Company will be proposed at the Annual General Meeting.

Annual General Meeting

The Annual General Meeting will be held at Hilton London Metropole, Edgware Road, London W2 1JU on Thursday 22 April 2004 at 11.00am.

Details of the business to be considered at the Annual General

Meeting are set out in the Notice of Meeting.

Tax status

The Company is not a close company within the meaning of the Income and Corporation Taxes Act 1988.

The Board

During the year the Board comprised a chairman, a deputy chairman for part of the year, six non-executive directors and five executive directors. Sir Brian Moffat retired on 31 May and Mr Jim Leng, then the Deputy Chairman, succeeded him as Chairman. On 13 March Mr Tony Pedder resigned as Chief Executive, and Mr Philippe Varin was appointed to that role on 1 May. On 10 June and 1 August Dr Kurt Lauk and Mr Andrew Robb respectively joined the board as non-executive directors.

Subsequent to the year end, Mr Henk Vrins retired on 1 March 2004.

The board regards all the non-executive directors as being independent, notwithstanding that Mr Richard Turner has completed ten years' service with Corus and its predecessor, British Steel, and that Mr Maarten van Veen was the chairman of the management board of Koninlijke Hoogovens (which merged with British Steel in 1999 to form Corus) between 1993 and 1998.

Prior to his appointment as Chairman, Mr Jim Leng was the Senior Independent Director and thereafter the position remained unfilled until February 2004 when Dr Anthony Hayward was nominated to fill that role.

During the latter part of the year there was a comprehensive review of the board, its membership and its working carried out in conjunction with external advisers, Whitehead Mann. As a result of this review new terms of reference have been prepared for the formal Board committees, being Nominations, Audit and Remuneration. Work has started on the process whereby the effectiveness of the Board and its committees and members are reviewed and assessed and will be introduced during 2004. The respective roles of the Board, the Chairman and the Chief Executive have also been reviewed and agreed.

Copies of the terms of reference of the Board committees may be found on the Company's website www.corusgroup.com or hard copies may be obtained from the Company.

During the year the new non-executive directors received introductory training with regard to the Company and its activities and, as appropriate, their roles and responsibilities as directors. All directors have been kept informed and updated on changes in governance and regulatory and legislative requirements through the Company Secretary. It is planned to continue and enhance this process in the coming year in a more structured way which following the changes during the year is now more appropriate.

Attendance at meetings by members is set out in the schedule opposite.

The Board has a formal schedule of matters reserved to it, and a detailed programme of items for discussion and review at its meetings.

These include reviews on a regular basis of the financial results and forecasts of the Company, the approval of annual plans and capital expenditure proposals, appointments to the Board and its committees, the appointment of external professional advisers, the Company's risk management process and annual risk review, communications with shareholders and the approval of the Report & Accounts. The Board has delegated authority within certain financial limits for the management of the Company's operations to the Chief Executive and he in turn is authorised to sub-delegate authority to other executive directors and senior managers within the Company.

All directors have had full and timely access to relevant information relating to the Company's affairs which may be needed to enable them to discharge properly their duties and responsibilities.

There is a procedure in place for directors to obtain independent professional advice at the Company's expense in connection with their duties. During the year directors were advised extensively by the Company's professional advisers, although no director availed himself of separate advice. All directors have access to the advice and services of the Company Secretary and other executives within the Company.

The biographies of the current Board of directors are set out on pages 44 and 45.

Non-executive directors are appointed for terms of three years subject to the normal re-election by the shareholders in general meeting. All directors, both executive and non-executive are re-elected on a rotational basis, and no director will serve for more than three years without having been re-elected by the shareholders.

Directors holding office during the year

	Date of appointment or *resignation	Board meetings number	Board meetings attended	Nomination committee meetings number	Nomination committee meetings attended	Audit committee meetings number	Audit committee meetings attended	Remuneration committee meetings number	Remuneration committee meetings attended	HSE committee meetings number	HSE committee meetings attended
Mr J W Leng	12 June 2001	17	17	4	4	4	4	9	9	na	na
Mr P Varin	1 May 2003	10	10	na	na	na	na	na	na	na	na
Mr E A van Amerongen	27 April 2001	17	14	na	na	5	4	9	9	2	1
Dr A B Hayward	22 April 2002	17	12	na	na	5	3	na	na	2	1
Dr K J Lauk	10 June 2003	9	6	na	na	na	na	na	na	na	na
Mr D M Lloyd	1 February 2001	17	17	na	na	na	na	na	na	na	na
Mr S I Pettifor	1 September 2001	17	17	na	na	na	na	na	na	na	na
Mr A M Robb	1 August 2003	7	7	na	na	2	2	na	na	na	na
Mr R T Turner	31 January 1994	17	17	4	4	5	5	9	7	na	na
Mr M C van Veen	6 October 1999	17	14	4	4	na	na	9	8	2	2
Mr H A M Vrins	6 December 2000	17	14	na	na	na	na	na	na	na	na
Sir Brian Moffat	31 May 2003*	8	8	3	3	na	na	na	na	2	2
Mr A P Pedder	13 March 2003*	5	4	na	na	na	na	na	na	na	na

na – individuals not a member of the committee

Board committees

As has already been indicated, there are a number of Board committees, a summary of the terms of reference of the principal ones being set out below. In addition there is an Allotment committee which operates in connection with the Company employee share schemes.

Audit committee

The members of the Audit committee during the year were Mr Jim Leng (chairman until 1 August), Mr Andrew Robb (chairman from 1 August), Mr Eric van Amerongen, Dr Anthony Hayward and Mr Richard Turner. Following the Board review the new committee from February 2004 comprises Mr Andrew Robb (chairman), Mr Eric van Amerongen, Dr Anthony Hayward and Mr Richard Turner. All the members both during the year and currently are regarded by the Board as independent.

The role of the Audit committee is to assist Board oversight of the integrity of the Company's financial statements, reviewing significant financial reporting issues and judgements; compliance with legal and regulatory requirements, the Company's financial control and risk management systems, significant risk exposures and the process of identifying, monitoring and controlling them; the external auditors' qualifications, independence and remuneration and their performance; and the internal audit function.

During the year the committee met on five occasions with the executive management, internal audit and the external auditors present. Attendance at meetings by members is set out in the schedule above. The committee has also met with the external auditors without management being in attendance.

The committee has a schedule of matters to be considered during the year and specifically at the time of the announcement of the interim and annual results. The detailed terms of reference set out those matters which come within the remit of the committee.

There is a formal procedure in place whereby the use of the external auditors for non-audit work is considered and, where appropriate, approved. This procedure is reviewed annually, and is such that the objectivity and independence of the auditors is not threatened or compromised.

Remuneration committee

The members of the Remuneration committee during the year were Mr Eric van Amerongen (chairman), Mr Jim Leng, Mr Richard Turner and Mr Maarten van Veen. Following the Board review the new committee from February 2004 comprises Mr Eric van Amerongen (chairman), Mr Andrew Robb and Mr Maarten van Veen. All the members both during the year and currently are regarded by the Board as independent.

The role of the Remuneration committee is to determine and agree with the Board the broad policy for the remuneration of the Chairman, the executive directors, the Company Secretary and other members of senior management within the principles and guidelines laid down in the Combined Code.

The committee met on nine occasions during the year. Attendance at meetings by members is set out in the schedule on page 39.

Further information on the activities of this committee is included in the Report on remuneration.

Nominations committee
The members of the Nominations committee during the year were Sir Brian Moffat (chairman until 31 May), Mr Jim Leng (chairman from 1 June), Mr Richard Turner and Mr Maarten van Veen. Following the Board review the new committee from February 2004 comprises Mr Jim Leng (chairman), Mr Eric van Amerongen, Dr Anthony Hayward and Dr Kurt Lauk.

The role of the Nominations committee is to identify and nominate candidates to the Board to fill vacancies on the Board, both executive and non-executive, as and when they arise and to ensure processes are in place with regard to succession planning for Board appointments and other senior management roles.

The Nominations committee has met formally on four occasions during the year and informally a number of other times. Attendance at meetings by members is set out in the schedule on

page 39. In regard to the search for new Board members, the committee has used Whitehead Mann to provide a short list of potential candidates. The practice has been for individual members of the committee to meet separately with candidates, and then for members to communicate between themselves. Thereafter the views of all directors are sought and, if requested, meetings are held between them and candidates. Finally the full Board is requested to approve the appointment.

The Chairman, Mr Jim Leng, holds a number of non-executive directorships of other unrelated companies, details of which are set out on page 44. The Nominations committee considered these appointments at the time of his appointment as Chairman of Corus, and at that time he resigned as chairman of Doncasters plc.

Health, Safety and Environment committee
The members of the Health, Safety and Environment committee during the year were Mr Maarten van Veen (chairman), Mr Eric van Amerongen, Dr Anthony Hayward and Sir Brian Moffat (until 31 May). The three remaining members continue pending further changes currently being drawn up.

The role of the Health, Safety and Environment committee is to approve the Company's policies with regard to health, safety and environmental matters and to review the performance in relation to health and safety issues.

The committee met on two occasions in 2003. Attendance at meetings by

members is set out in the schedule on page 39.

Directors
Directors who held office during the year, their dates of appointment or resignation and their attendance at Board and committee meetings are set out in the schedule on page 39.

Mr Philippe Varin, Dr Kurt Lauk and Mr Andrew Robb, having been appointed since the last Annual General Meeting will retire and offer themselves for re-election.

The directors retiring by rotation are Mr Jim Leng and Mr Eric van Amerongen who, being eligible, offer themselves for re-election.

Mr Philippe Varin has a service contract that provides for a two year period of notice, reducing to one year progressively from the anniversary of his appointment (1 May 2003).

Neither Mr Jim Leng nor Mr Eric van Amerongen, Dr Kurt Lauk or Mr Andrew Robb who are non-executive directors, have service contracts with the Company.

There were no contracts of significance subsisting during the year between the Company or any of its subsidiary undertakings and any substantial shareholder or director.

Since the year end Mr Henk Vrins, an executive director, has taken early retirement. Under the terms of his contract he was entitled to the payment of one year's salary and benefits in lieu of notice amounting to £386,000 and an early retirement pension which required a payment into the pension fund of £893,926 of which £380,122 would have been payable on normal retirement age at 62 and £513,804 was in respect of the earlier than contracted retirement. These amounts have been paid since the year end and will be charged in the accounts for 2004.

Corporate governance

Corus is committed to high standards of corporate governance for which the Board of directors is accountable to shareholders.

Following the publication in January 2003 of the Higgs Review on Non Executive Directors and the Smith Report on Audit Committees, the Combined Code was amended and a revised code introduced for financial years beginning on or after 1 November 2003 (the 'New Code').

Although the Company is not required to comply with the New Code in the year under review, this report is made in relation to that New Code.

Whilst the Board is aware of what is regarded as best practice and wherever possible and practicable will endeavour to meet those standards, there are certain areas where it has not been possible to meet requirements under the New Code. The Board is of the view that the Code requires companies to comply or to explain non-compliance with the Code, and in explaining non-compliance the Company is in fact meeting the requirements of the Code. Those areas of non-compliance are set out below:

Mr Jim Leng was appointed Chairman of the Board on 1 June 2003. He continued to serve on the Audit committee until 5 September, the first meeting at which Mr Andrew Robb

assumed the chair of that committee. Mr Jim Leng was a member of the Remuneration committee throughout the year, notwithstanding his appointment as Chairman of the Board. It is felt that his experience and considered view has been valuable considering the broad remit of this committee.

The Company did not have a Senior Independent Director after the appointment of Mr Jim Leng as Chairman in June. Following the completion of the Board review Dr Anthony Hayward has now assumed that role with effect from February 2004.

Mr Richard Turner was appointed a director of British Steel in January 1994 and became a Director of Corus on the merger with Koninklijke Hoogovens in October 1999. The Board regards him as independent in character and judgement notwithstanding he has completed ten years service. In order to provide continuity within the non-executive group he has agreed to continue during 2004 until his replacement is appointed.

Prior to the appointment of Mr Andrew Robb as a non-executive Director and chairman of the Audit committee on a strict interpretation of the Code there was no member of that committee considered to fulfil the financial experience criteria set out in the Code. During that time the committee was advised by KPMG, an independent firm of Chartered Accountants. In the opinion of the Board Mr Robb meets the criteria laid down by the Code.

During the year there was not in place a procedure for 'whistleblowing'. The Company is currently engaged in the process to consult with the relevant trade unions and works councils with a view to the early introduction of such a procedure. The Audit committee will review this procedure before its introduction and after implementation.

The Code requires companies to send Notice of Annual General Meeting to shareholders 20 working days before the meeting. Additional reporting requirements this year have increased the pressure on printing time and it is unlikely that we will have met that timetable. The Notice of Meeting, however, complies with the requirements under the Companies Act.

With regard to the compliance requirements of the Sarbanes-Oxley Act, the Company has undertaken work to ensure that it will be in a position to comply with these requirements as and when they become applicable.

The Company's principal executive and financial officers are bound by a code of conduct that is an integral part of their conditions of employment. However, this does not fully comply with the requirement under the Sarbanes-Oxley Act for a code of ethics, and this will be rectified during the coming year.

The Company is also aware of the recently published governance requirements under Dutch regulatory provisions. These come into effect for financial years starting on or after 1 January 2004. The Company believes that its compliance with the UK and the US requirements will help ensure that the Company also complies with the Dutch requirements.

Internal control

The directors are responsible for the Group's system of internal control and reviewing its effectiveness.

The Group's system of internal control has been designed in order to provide the directors with reasonable assurance that its assets are safeguarded, that transactions are authorised and properly recorded and that material errors and irregularities are either prevented or would be detected within a timely period. However, no system of internal control can eliminate the risk of failure to achieve business objectives or provide absolute assurance against material misstatement or loss.

The key elements of the control system in operation are:

• the Board meets regularly with a formal schedule of matters reserved to it for decision and has put in place an organisational structure with clear lines of responsibility defined and with appropriate delegation of authority;

• there are established procedures for planning, approval and monitoring of capital expenditure and information systems for monitoring the Group's financial performance against approved budgets and forecasts;

• business unit managing directors throughout the Group and corporate functional heads are required annually to undertake a full assessment process to identify and quantify the risks that face their businesses and functions, and assess the adequacy of the prevention, monitoring and modification practices in place for those risks. In addition, regular reports about significant risks and the associated control and monitoring procedures are made to the Executive committee. The Executive committee is responsible for assessing strategic risk and for reviewing the risk assessment for completeness and accuracy. The consolidated results of these reviews are reported to the Audit committee and thereafter to the Board to enable the directors to review the effectiveness of the system of internal control. The process accords with the guidance contained in the document 'Internal Control Guidance for directors on the Combined Code' as issued by the ICAEW;

• the Audit committee receives reports from both internal and external auditors on a regular basis and from executive directors of the Group. The internal audit department conducts reviews that include the control of financial systems and their associated computer environments, business unit operations and compliance. The Audit committee has during the period reviewed the effectiveness of the system of internal control as described above.

• The Health, Safety and Environment committee receives reports on the environmental audits carried out across the Group.

The Board receives periodic reports from all committees.

The directors confirm that the Board has reviewed the effectiveness of the system of internal control as described above during the period.

Day to day management

The day to day management of the Company is conducted through the Executive committee which comprises the executive directors and other senior executives.

Corus Group plc is the parent company of Corus UK Limited and Corus Nederland BV, both of which are wholly owned subsidiaries. Corus UK is a trading company and manages the businesses formerly owned by British Steel. Corus Nederland, previously Koninklijke Hoogovens NV, is a holding company for the businesses owned by Koninklijke Hoogovens prior to its merger with British Steel to form Corus.

The Board of Corus UK and the Management Board of Corus Nederland are responsible for the day to day management of their respective businesses in accordance with the strategy laid down by Corus Group plc. In addition to these two boards, Corus Nederland is required by the Dutch statutory mitigated structure regime to have a Supervisory Board to advise the Management Board of Corus Nederland. That Supervisory Board is also responsible for supervising the policies of the Management Board of Corus Nederland and the general course of business of the Company. When exercising its duties, it must act in the best interests of Corus Nederland and its business enterprise. Certain decisions of the Management Board of Corus Nederland are reserved for approval by the Supervisory Board, including the issue of shares, the entering into or termination of long term co-operation arrangements with third parties, the alteration of the articles of Corus Nederland and certain significant acquisitions and disposals. The Supervisory Board may extend the decisions of the Management Board that are subject to its approval. The Supervisory Board may suspend members of the Management Board.

Members of the Supervisory Board are appointed for a minimum of four years, and any vacancies are filled by appointments made by the current members of the Supervisory Board, subject to rights of recommendation by the general meeting, the competent works council and the Management Board, and rights of objection by the general meeting and the competent works council. The Supervisory Board must consist of a minimum of three members.

There are changes to the Dutch mitigated structure regime proposed which, if implemented, will give the shareholder the right, among other things, to over-rule nominations to the Supervisory Board and the ability to dismiss the entire Board. They will also allow the works council the right to nominate one-third of the membership of the Supervisory Board. Once this legislation is enacted, there will be a dialogue with the Supervisory Board of Corus Nederland to ensure that the Company is operating in accordance with the latest statutory, regulatory and governance procedures.

Relations with shareholders

There is regular dialogue with institutional and major shareholders and general presentations are given after the annual and interim results.

In addition to the regular meetings undertaken by the Chief Executive and the Executive Director, Finance, the Chairman has also met with some of the major shareholders. During the coming year further meetings are being arranged involving the Chairman and the Senior Independent Director, both of whom are available to meet with major shareholders if they so wish. The full Board is fully and promptly updated after meetings with institutional or major shareholders.

Meetings have also taken place with the bodies representing shareholder interests, including the National Association of Pension Funds, the Association of British Insurers and the Institutional Shareholder Services.

Full use is made of the Company's Annual General Meeting to inform shareholders of current developments and there is an opportunity for individual shareholders to ask questions both within the meeting itself and also before and after when directors are available for this purpose.

Information on Corus is also made available on the website at www.corusgroup.com

Accountability and audit

A statement of the directors' responsibilities for the preparation of the financial statements is set out on page 59.

Recognising the differing requirements of shareholders for information, the Company produces a full annual report including all the financial information which it is required to make available to shareholders, in addition to a shorter form report which is sent to the overwhelming majority of shareholders. Any shareholder may request a copy of the full version at no charge, and contact details are provided for this purpose in the short form report. A half-year interim report is also sent to all shareholders.

The Company has until recently produced an Environmental Report which had a wide circulation beyond the shareholder base. The first combined Health, Safety and Environment Report will be published in 2004 detailing the performance and progress made in 2003. It will be made available on request, free of charge, and on the website at www.corusgroup.com

Going concern

The financial statements have been prepared on a going concern basis since the directors are satisfied that the Company's activities are sustainable for the foreseeable future.

By order of the Board

Richard Reeves
Secretary
18 March 2004

The Board

Mr James Leng
Chairman
Jim Leng (58) was appointed a non-executive director of the Company in June 2001, Deputy Chairman and Senior Independent Director in April 2002 and Chairman in June 2003. He is a non-executive director of Alstom, Pilkington plc, IMI plc and JP Morgan Fleming Mid Cap Investment Trust plc. He is also Chairman of Laporte Group Pension Trustees Limited and a Governor of the National Institute of Economic and Social research. He was the Chief Executive of Laporte plc from 1995 until June 2001 when the acquisition of the company by Degussa AG was completed.

Mr Philippe Varin
Chief Executive
Philippe Varin (51) was appointed Chief Executive of the Company in May 2003. Prior to this he was the Senior Executive Vice President, Aluminium Sector, of Pechiney and a member of its Executive Committee. He joined Pechiney in 1978 in the R & D function, and held a number of positions in France and in the USA, including marketing, project construction, strategy and control leading to general management.

Mr Eric van Amerongen
Independent Director
Eric van Amerongen (50) was appointed a non-executive director of the Company in April 2001. He is Chief Executive Officer of both Swets & Zeitlinger NV and Swets Blackwell BV. He is non-executive Chairman of Lucent NL. Among others, he is Chairman of the Board of Trustees of Twente University in Enschede, Netherlands, and a member of the Supervisory Board of CBR, Rijswijk, Netherlands.

Dr Anthony Hayward
Senior Independent Director
Tony Hayward (46) was appointed a non-executive director of the Company in April 2002 and is the Senior Independent Director. He is a Group Managing Director and Chief Executive of Exploration and Production for BP plc.

Dr Kurt Lauk
Independent Director
Kurt Lauk (57) was appointed a non-executive director of the Company in June 2003. He is the President of Globe Capital Partners. He is Chairman of Charles Bernd AG and a member of the Supervisory Boards of Gehring Maschinenbau GmbH, Tele Atlas N.V. and Forte Media CA. He is also a trustee of the International Institute of Strategic Studies in London.

Mr David Lloyd
Executive Director, Finance
David Lloyd (40) was appointed Executive Director, Finance, of the Company in February 2001, subsequent to becoming a member of the Executive committee in December 2000. He joined British Steel in 1985 and has held a number of senior financial positions within the Company. He was a non-executive director of AvestaPolarit Oyj Abp (2001-2002).

Mr Stuart Pettifor
Chief Operating Officer
Stuart Pettifor (58) was appointed an Executive Director of the Company in September 2001 and became Chief Operating Officer in March 2003. He joined British Steel in 1963 and held a number of senior positions within the Company prior to becoming President and Chief Executive of Avesta Sheffield AB, a publicly quoted subsidiary of British Steel, in 1997. He remained in this position until Avesta Sheffield AB merged with Outokumpu Steel of Finland to form AvestaPolarit Oyj Abp in 2001 when he became Deputy Chief Executive Officer and President, Coil Products, of the new company.

Mr Andrew Robb
Independent Director
Andrew Robb (61) was appointed a non-executive director of the Company in August 2003. He retired as a director of Pilkington plc in July 2003, having been its Finance Director between 1989 and 2001 and then the executive director responsible for relations with major partners and affiliates worldwide. He is a non-executive director of KESA Electrical plc and was a non-executive director of McAlpine plc from 1993 until May 2003. He is also Chairman of the Pilkington Pension Scheme Trustees.

Mr Richard Turner CMG, OBE
Independent Director
Richard Turner (61) was appointed
a non-executive director of the
Company in 1999 on the merger of
British Steel plc and Koninklijke
Hoogovens NV. He joined the Board
of British Steel plc in 1994 and served
on the Audit and Remuneration
committees. He was Group Marketing
Director of Rolls-Royce plc until his
retirement in June 2002, and is a
non-executive director of Senior plc
which will cease in April 2004.

Mr Maarten van Veen
Independent Director
Maarten van Veen (69) was appointed
a non-executive director of the
Company in 1999 on the merger of
British Steel plc and Koninklijke
Hoogovens NV. He joined the Board
of Management of Koninklijke
Hoogovens NV in 1978 and was
appointed Chairman in 1993. He was
appointed to the Supervisory Board
in 1998 and was a member of the
Nominations and Remuneration
committees. He is a member of the
Supervisory Boards of Koninklijke
Volker Wessels Stevin NV (Chairman),
ABN AMRO Holdings NV and ABN
AMRO Bank NV (Vice Chairman),
Akzo Nobel NV and Imtech NV (Vice
Chairman). He is Chairman of the
Royal Concertgebouw Orchestra.

Mr Richard Reeves
Secretary
Richard Reeves (58) is the Company
Secretary of Corus Group plc and is
Secretary of the Executive committee.
He is a chartered accountant and
joined British Steel in 1989 as
Company Secretary.

Audit committee
Andrew Robb (Chairman)
Eric van Amerongen
Tony Hayward
Richard Turner

Remuneration committee
Eric van Amerongen (Chairman)
Andrew Robb
Maarten van Veen

Nominations committee
Jim Leng (Chairman)
Eric van Amerongen
Tony Hayward
Kurt Lauk

**Health, Safety and Environment
committee**
Maarten van Veen (Chairman)
Eric van Amerongen
Tony Hayward

The Executive committee

The day to day management of the Company is conducted through the Executive committee.

During the year and following the appointment of Mr Philippe Varin as Chief Executive, there have been a number of changes to the membership of this committee. Mr Gerhard Buddenbaum (62), Mr Paul Lormor (54) and Mr Scott MacDonald (51) joined the committee, and Mr Tony Pedder, Mr Chris Hollick and Mr Allan Johnston either resigned or retired. Since the year end, Mr Staf Wouters (55) has joined the committee and Mr Henk Vrins has retired.

The structure and responsibilities at the date of this report are as follows:

Philippe Varin
Chief Executive
With overall responsibility for the management of the Company's business and with direct responsibility for corporate relations and communications and strategy.

Gerhard Buddenbaum
Division Director – Aluminium
With responsibility for **Corus Primary Aluminium**, **Corus Aluminium Rolled Products** and **Corus Aluminium Extrusions**.

He is President of the German Fabricated Aluminium Association (Fachverband Aluminiumhalbzeug), Vice Chairman of the German Aluminium Association, Board member of the German Metal Association, Executive Committee member of the European Aluminium Association and Honorary Consul of the Netherlands in Germany.

David Lloyd
Executive Director, Finance
With functional responsibility for reporting and control, corporate finance, mergers and acquisitions, internal audit, investor relations and financial shared services.

Paul Lormor
Division Director – Long Products
With responsibility for **Corus Construction & Industrial**, **Corus Engineering Steels**, **Corus Rail**, **Teesside Cast Products**, **Corus Narrow Strip**, **Corus Special Profiles** and **Corus Tuscaloosa**. He also has functional responsibility for construction co-ordination.

Formerly a Chief Executive of Caparo Steel Products and a Director of Caparo Industries, he continues to serve on the board of Caparo Merchant Bar (a joint venture between Caparo and Corus).

Scott MacDonald
Division Director – Distribution and Building Systems
With responsibility for **Corus International**, **Corus Distribution and Building Systems** and **Corus Consulting.** He also has functional responsibilities for commercial co-ordination and supplies and transport.

A chartered engineer and a Fellow of the Institute of Materials, Minerals and Mining (IOM[3]). Previously the Chief Operating Officer of Kloeckner & Co, Germany.

Stuart Pettifor
Chief Operating Officer and Acting Division Director – Strip Products
With responsibility for **Corus Strip Products IJmuiden** and **UK**, **Corus Packaging Plus, Corus Colors, Corus Special Strip**, **Corus Tubes** and **Cogent Power**. He also has functional responsibility for research and development, health and safety, information technology, manufacturing excellence and automotive co-ordination.

Richard Reeves
Company Secretary
With functional responsibility for secretariat, legal services and property.

Staf Wouters
Director, Human Resources
With functional responsibility for human resources and compensation and benefits. He joined the Company on 1 February 2004 from PepsiCo Inc. where he was vice president Human Resources for a snack foods division.

For the purposes of the Report & Accounts 2003 on Form 20-F, all of the members of the Executive committee are considered senior officers of the Company.

Biographies of Messrs Varin, Lloyd, Pettifor and Reeves are set out on pages 44 and 45.

The divisional activities are as follows:

Long Products Division

Corus Construction & Industrial
Plate, sections, piling, wire rod and
semi-finished steel

Corus Engineering Steels
Engineering billet, rolled and bright bar

Corus Rail
Railway products, design and
consultancy, rail infrastructure
contracting

Corus Narrow Strip
Hot and cold narrow strip

Corus Special Profiles
Custom designed hot rolled special
steel profiles

Teesside Cast Products
Slab and bloom

Mannstaedt
Custom designed hot rolled special
steel profiles

Corus Tuscaloosa
Plate products in both coil and cut
plate form

Strip Products Division

**Corus Strip Products IJmuiden and
Corus Strip Products UK**
Hot rolled steel strip and cold rolled
and metallic coated steel

Corus Packaging Plus
Light gauge coated steel for
packaging and non-packaging
applications

Corus Tubes
Steel tubes, hollow sections, linepipe
and pipeline project management

Corus Colors
Organic coated steels

Corus Special Strip
Plated and clad precision strip
products with specialist finishes

Cogent Power
Electrical steels, transformer cores,
generator and motor laminations

Distribution and Building Systems Division

**Corus Distribution and Building
Systems**
Service centres, further material
processing and building systems

Corus International
Tailored product and service solutions
for international projects and
international trade

Corus Consulting
Consultancy, technology, training and
operational assistance to the steel
and aluminium industries

Aluminium Division

Corus Primary Aluminium
Extrusion billets, slabs and ingots

Corus Aluminium Rolled Products
Plate, sheet and coil

Corus Aluminium Extrusions
Soft and hard extruded profiles, rods
and bars

Report on remuneration

Role of the Remuneration committee and terms of reference

Having regard to the provisions of the Combined Code attached to the Listing Rules, and best practice, the committee is responsible for the broad policy for remuneration of the Chairman of the Company, the executive directors, the Company Secretary and other members of senior management as it considers appropriate. The committee ensures that the interests of the executive directors are aligned with shareholders, and that the Company is able to attract, motivate and retain executives.

Within the terms of the Remuneration policy, the committee considers the total individual remuneration of those key senior employees. This includes annual basic salary, annual bonuses, share and other incentive arrangements, pension rights, benefits in kind, contracts of service and compensation for loss of office.

Where elements of remuneration include performance targets, the committee determines appropriate targets which are stretching and designed to enhance the performance of the Company.

Membership of the Remuneration committee

The members of the remuneration committee during the year were Mr Eric van Amerongen (chairman), Mr Jim Leng, Mr Richard Turner and Mr Maarten van Veen. Following the Board review the new committee from February 2004 comprises Mr Eric van Amerongen (chairman), Mr Andrew Robb and Mr Maarten van Veen. All the members both during the year and currently are regarded by the Board as independent.

During the year the committee met nine times. The Chief Executive was invited to some of the meetings and the Company Secretary, who acts as secretary of the committee, attended all meetings. No one is involved in Remuneration committee meetings or decisions relating to his own remuneration or terms and conditions.

Internal advice is provided directly or indirectly by executives from within secretariat or the human resources and finance functions.

During the year external advice was provided by a number of companies as follows:

- Ernst & Young LLP were appointed by the committee in December 2002 to act as principal independent advisers to the committee covering all aspects of the committee's remit. During the year they have provided interim support for the compensation and benefits function. Since the year end they have been appointed to provide tax compliance services to Corus expatriate employees previously undertaken by the auditors. Ernst & Young in the Netherlands provides advice to the Central Works Council of Corus Nederland BV.

- Towers Perrin were appointed by the Company with the agreement of the committee in October 1999 to advise on matters relating to executive share option schemes. They also provide advice to the Company on pensions and retirement plans in the Netherlands and Canada.

- Hay Group were appointed by the Company with the agreement of the committee in October 1999 to advise on job evaluation, salary policy and relativities for executive directors, the Company Secretary and other members of senior management. They also provide similar services across the whole Company in respect of other levels of management.

- RSM Robson Rhodes LLP were appointed by the Company with the agreement of the committee in December 2003 to provide a fairness opinion on the adjustment to share options as a result of the placing and open offer.

Remuneration policy
Principles

The Group's remuneration policy is formulated to attract and retain high calibre executives and to motivate them to develop the Company's business successfully in each country where it operates. In order to achieve this, the executive remuneration policy is based on the following core principles:

- Total rewards are designed to support the Company's strategy and are set at levels that are competitive within the relevant market, taking each executive's total remuneration package as a whole.

- Incentive-based awards can only be earned through the achievement of demanding performance conditions consistent with the interests of the shareholders in the short, medium and longer term.

- Incentive plans and performance metrics are structured to be robust throughout the business cycle.

- The design of long term incentives is prudent and is designed to support the Company's business strategies.

- Total rewards are designed to maintain an appropriate balance between fixed and variable elements of compensation.

Elements of remuneration

The committee considers each element of remuneration relative to the market and takes into account the performance of the Company and each individual executive director in recommending quantum and design.

Subject to shareholder approval at the next Annual General Meeting, executive directors and senior managers will be eligible to participate in a new long-term incentive arrangement: the Corus Group plc Leveraged Equity Acquisition Plan ('LEAP'). The use of the LEAP will ensure a strong link between rewards and performance. By giving executives the opportunity to invest a proportion of their own funds in shares at the outset, and by committing the mandatory deferral of the part of the annual bonus that is to be paid in shares to the LEAP, the interests of shareholders and executives are better aligned.

Basic salaries

Basic salaries are set by reference to independent advice on median salary levels for similar roles in other comparable international manufacturing companies and a job evaluation methodology is used to establish relevant benchmarks from external market data. They are then reviewed annually, taking account of individual performance and changes in the general market position.

In the light of the Group's financial performance, no salaries were changed at the normal annual review date in January 2003. Arising from the change in the leadership of the Company in March 2003, Mr Stuart Pettifor and Mr David Lloyd were awarded salary increases to reflect increased responsibilities.

Annual incentive scheme

There is a non-contractual annual incentive scheme that provides a bonus at a maximum of 60% of annual basic salary. It is not included as pensionable earnings for executive directors. Half of this bonus is payable in cash, and half by way of the award of deferred shares which are held in an employee benefit trust and which vest on the third anniversary of the grant. In the event of an executive leaving the Company or being dismissed the deferred shares are forfeited. The Remuneration committee has discretion to waive the forfeiture in cases of ill-health, disability, redundancy and retirement or in any other cases the committee considers reasonable.

Bonuses are based on achieving stretching performance targets that relate to the Group's financial performance and individual targets. The 2003 financial targets (maximum 42%) were profit before tax and net cash flow. In the event, the cash target was met excluding the cash raised from the placing and open offer but the profit target was not, nor were the individual targets considered (maximum 18%).

The bonus for 2003 was 21% of basic salary.

In 2004 greater weighting has been given to financial targets, Group or divisional (maximum 45%) and individual targets reduced (maximum 15%). The financial targets relate to achievement of EBITDA margin relative to EU competitors, pre-exceptional operating profit, net debt position, and in the case of division directors, divisional operating result and working capital ratios. Individual targets are based on key deliverables within the individual areas of responsibility.

The committee believes that all aspects of the targets are stretching.

Long term incentives

The appendix to the shareholder circular accompanying the Notice of Meeting sets out details of the proposed LEAP. Executive committee members (and potentially others by invitation) will have the opportunity to invest in the Company's shares (and may receive an award of conditional shares) and, subject to performance, receive a matching award of shares after three years. Other senior managers may be selected to receive an award of conditional shares.

For Executive committee members, shares which are subject to mandatory deferral as part of any annual bonus payment will be committed to the LEAP. They will have the opportunity to contribute further shares from their own resources to the value of their maximum pre-tax cash bonus potential. Conditional share awards may also be made, but will not exceed 25% of an executive's annual base salary. In any event, the maximum amount that may be committed to the LEAP will not exceed 60% of an executive's annual base salary in any year.

The performance condition proposed for initial awards will be the measurement of the Company's total shareholder return ('TSR') compared with the TSR of companies comprising the FTSE 250 at the date of award (but excluding those companies in the financial sector). The number of matching shares, or conditional shares vesting, is dependent upon performance and described in more detail in the appendix to the shareholder circular accompanying the Notice of Meeting.

Executive share option scheme
The executive share option scheme was approved by shareholders in September 1999. As announced at the time of his appointment, options over 3.3m shares were granted to Mr Philippe Varin on joining the Company conditional on his purchasing and retaining 1.1m shares. This option will become exercisable in three equal tranches on the third, fourth and fifth anniversary of the grant. The retention of the 1.1m shares, constitutes the performance condition attaching to this option. In the event of leaving service before those dates, that

tranche of the option is forfeited. The options will expire ten years after the date of grant.

No other options were granted under the executive share option scheme during the year and, subject to the approval by shareholders of the proposed LEAP at the forthcoming Annual General Meeting, no further options will be granted under this scheme.

Outstanding options granted to executive directors are set out in the table on page 52. Options may be exercised three years after and before the expiry of ten years from the date of grant, subject to meeting the performance criteria.

All outstanding options under this scheme except for those granted prior to 1996 and granted in 2003 to the Chief Executive are subject to stretching performance measures relating to both TSR and a target relating to the return on shareholder funds. These performance criteria were chosen to reflect corporate performance relative to companies with similar characteristics and subject to similar market conditions, as well as to demonstrate the minimum return to shareholders required to justify the use of executive share options.

To meet the minimum TSR target, the Company must rank no lower than the median position when measured against a group of comparator companies (below). The performance period for the TSR target is any 36 month period ending within four years of the start of the financial year in which the option is granted.

The minimum return on shareholder funds is 4% per annum (as stated in the accounts). The performance period relating to the return on shareholders' funds is any period of three consecutive financial years beginning not earlier than the financial year in which the option was granted.

The exercise period is seven years starting from the third anniversary of the date of grant. Once either target has been met for any 36 month period, there need not be any further testing of that target in respect of that particular grant of options.

For the purposes of calculating TSR, it is assumed that dividends are reinvested. TSR data is compiled by Towers Perrin and reported on half yearly. The committee may amend the composition of the comparator group if circumstances make this necessary (for example as a result of takeovers or mergers).

Comparator companies

ABB	CIBA Specialty Chemicals	HOLCIM 'B'	PSA-Peugeot Citroen SA	Solvay
Air Liquide	Clariant	ICI	Renault	Suez
Akzo Nobel	CRH	Invensys	Rolls Royce	Thales
Alstom	Daimler Chrysler	Lafarge	RWE	ThyssenKrupp
Atlas Copco 'A'	Degussa	Lagardere	Saint Gobain	TUI
BAE Systems	Edison	Legrand	Sandvik	Valeo
BASF	E.ON	Linde	Scania 'A'	Vivendi Universal
Bayer	Fiat	MAN	Schneider	Volkswagen
BMW	GKN	Michelin	Siemens	Volvo 'B'
BOC Group	Hanson	Philips	Skanska	Wolsey
Bouygues	Heidelbergcement	Pirelli	Smiths Group	

Performance criteria remain in place during the participant's employment, but cease to apply in certain circumstances (for example, ill health or redundancy) on termination.

Sharesave scheme
The Company has operated a Sharesave Scheme within the UK for many years and it is proposed to extend this scheme to employees in certain other countries during 2004. Shareholders will be asked at the Annual General Meeting to approve amending the rules of this scheme to allow a greater number of shares to be issued to meet options, but within the guidelines laid down by the ABI.

Other long term incentives
On joining the company Mr Philippe Varin was awarded 1.1m shares conditional on his purchasing and retaining 1.1m shares. The shares awarded vest on the third anniversary of the date of the award. In the event of leaving service before that date, the award is forfeited.

Pensions
Pension and life insurance benefits reflect current practice in the UK and the Netherlands and are tailored to take account of historical obligations. Individual pension arrangements are set out on pages 56 and 57.

Performance graph – Corus Group TSR vs FTSE 250 Index



— Corus Group   — FTSE 250 Index

This graph shows the performance of the Company against the performance of the FTSE 250 Index, chosen as representing a broad equity market index consisting of companies of comparable size to Corus Group plc.

It has been assumed that all dividends paid have been reinvested, and share price averaging over a 30-day period has been used to reduce the impact of short term equity-price volatility. This graph has been produced in the above form in order to comply with the relevant legislation and to clearly represent comparative TSR performance.

Benefits
Benefits in kind include the provision of a car, medical insurance, life assurance and in some cases the provision of tax advice. Relocation allowances may apply on appointment and during service, and are provided for a limited period where an individual is required to relocate. Benefits in kind do not form part of pensionable earnings and are not taken into account for bonus purposes.

The Chief Executive is not a member of any Company pension scheme. Under the terms of his contract the Company is required to pay an annual allowance equal to 30% of his base salary to him or any person he may direct, including a discretionary trust for the benefit of him and his family. Nothing has been paid during the past year.

Directors' share options

The interests of the directors in share options and movements during the year are shown below. Options outstanding at 8 December 2003 were adjusted, in line with all other employee options, as a result of the placing and open offer. The tables show options as at that date prior to and after such adjustment.

Executive share option schemes

Old ordinary shares of 50p		Date of grant	Option price	28 Dec 2002 Number	Movement during the period Granted Number	Exercised Number	Lapsed/ cancelled Number	8 Dec 2003 Number	Exercise Period From	To
P Varin	(c)	2003	16p	–	1,100,000	–	–	**1,100,000**	14 May 2006	14 May 2013
	(c)	2003	16p	–	1,100,000	–	–	**1,100,000**	14 May 2007	14 May 2013
	(c)	2003	16p	–	1,100,000	–	–	**1,100,000**	14 May 2008	14 May 2013
				–	3,300,000	–	–	**3,300,000**		
D M Lloyd	(a)	1994	107p	11,750	–	–	–	**11,750**	30 Jun 1997	30 Jun 2004
	(a)	1995	130p	10,601	–	–	–	**10,601**	30 Jun 1998	30 Jun 2005
	(a)	1996	138p	2,554	–	–	–	**2,554**	30 Jul 1999	30 Jul 2006
	(b)	1996	138p	8,685	–	–	–	**8,685**	30 Jul 1999	30 Jul 2006
	(b)	1997	122p	15,455	–	–	–	**15,455**	24 Jul 2000	24 Jul 2007
	(b)	1999	129p	52,879	–	–	–	**52,879**	30 Jun 2002	30 Jun 2009
	(c)	2000	120p	78,900	–	–	–	**78,900**	4 Feb 2003	4 Feb 2010
	(c)	2001	55p	497,200	–	–	–	**497,200**	28 Mar 2004	28 Mar 2011
				678,024	–	–	–	**678,024**		
S I Pettifor	(b)	1996	138p	40,746	–	–	–	**40,746**	30 Jul 1999	30 Jul 2006
	(c)	2001	50p	640,000	–	–	–	**640,000**	28 Mar 2004	28 Mar 2011
				680,746	–	–	–	**680,746**		
H A M Vrins	(c)	2000	120p	216,100	–	–	–	**216,100**	4 Feb 2003	4 Feb 2010
	(c)	2001	55p	470,100	–	–	–	**470,100**	28 Mar 2004	28 Mar 2011
				686,200	–	–	–	**686,200**		

New ordinary shares of 10p		Date of grant	Option price	8 Dec 2003 Number	Movement during the period Granted Number	Exercised Number	Lapsed/ cancelled Number	3 Jan 2004 Number	Exercise Period From	To
P Varin	(c)	2003	16p	1,134,012	–	–	–	**1,134,012**	14 May 2006	14 May 2013
	(c)	2003	16p	1,134,012	–	–	–	**1,134,012**	14 May 2007	14 May 2013
	(c)	2003	16p	1,134,012	–	–	–	**1,134,012**	14 May 2008	14 May 2013
				3,402,036	–	–	–	**3,402,036**		
D M Lloyd	(a)	1994	104p	12,113	–	–	–	**12,113**	30 Jun 1997	30 Jun 2004
	(a)	1995	126p	10,929	–	–	–	**10,929**	30 Jun 1998	30 Jun 2005
	(a)	1996	134p	2,633	–	–	–	**2,633**	30 Jul 1999	30 Jul 2006
	(b)	1996	134p	8,954	–	–	–	**8,954**	30 Jul 1999	30 Jul 2006
	(b)	1997	118p	15,933	–	–	–	**15,933**	24 Jul 2000	24 Jul 2007
	(b)	1999	125p	54,514	–	–	–	**54,514**	30 Jun 2002	30 Jun 2009
	(c)	2000	117p	81,340	–	–	–	**81,340**	4 Feb 2003	4 Feb 2010
	(c)	2001	54p	512,573	–	–	–	**512,573**	28 Mar 2004	28 Mar 2011
				698,989	–	–	–	**698,989**		
S I Pettifor	(b)	1996	134p	42,006	–	–	–	**42,006**	30 Jul 1999	30 Jul 2006
	(c)	2001	49p	659,789	–	–	–	**659,789**	28 Mar 2004	28 Mar 2011
				701,795	–	–	–	**701,795**		
H A M Vrins	(c)	2000	117p	222,782	–	–	–	**222,782**	4 Feb 2003	4 Feb 2010
	(c)	2001	54p	484,636	–	–	–	**484,636**	28 Mar 2004	28 Mar 2011
				707,418	–	–	–	**707,418**		

(a) Options granted under the Corus UK Executive Share Option Scheme (a former British Steel scheme). Options can no longer be granted under this scheme.
(b) Options granted under the Corus Overseas Executive Share Option Scheme (a former British Steel scheme). Options can no longer be granted under this scheme.
(c) Options granted under the Corus Executive Scheme.

Notes:
(i) No executive options were granted or lapsed other than those stated above.
(ii) No options were exercised during the financial years ended 28 December 2002 and 3 January 2004.
(iii) The market price of the Company's shares at 3 January 2004 was 32p (28 December 2002: 27p) and the range during the year to that date was 4p to 38p (28 December 2002: 22p to 90p).
(iv) Options granted prior to July 1996 are not subject to performance criteria.
(v) Options granted to Mr Philippe Varin are not subject to performance criteria.
(vi) There were no changes in executive options between the year end and 18 March 2004.

Sharesave option schemes

Old ordinary shares of 50p	Date of grant	Option price	28 Dec 2002 Number	Movement during the period Granted Number	Exercised Number	Lapsed/ cancelled Number	8 Dec 2003 Number	Exercise Period
D M Lloyd	2001	51p	13,016	–	–	–	**13,016**	Jul–Dec 2004
			13,016	–	–	–	**13,016**	

New ordinary shares of 10p	Date of grant	Option price	8 Dec 2003 Number	Movement during the period Granted Number	Exercised Number	Lapsed/ cancelled Number	3 Jan 2004 Number	Exercise Period
D M Lloyd	2001	50p	13,419	–	–	–	**13,419**	Jul–Dec 2004
			13,419	–	–	–	**13,419**	

Notes:
(i)   No executive directors, other than Mr David Lloyd, hold sharesave options.
(ii) No options were granted or lapsed during the year.
(iii) No options were exercised during the financial years to 28 December 2002 and 3 January 2004.
(iv) The market price of the Company's shares at 3 January 2004 was 32p (28 December 2002: 27p) and the range during the year to that date was 4p to 38p (28 December 2002: 22p to 90p).
(v)   There were no changes to sharesave options between the year end and 18 March 2004.

Directors' emoluments

The emoluments of the directors are as follows:

Analysis of executive Directors' emoluments	Notes	Basic salary and fees 12 months 2003 £	Performance related bonus† 12 months 2003 £	Taxable benefits 12 months 2003 £	Other payments 12 months 2003 £	Termination payments 12 months 2003 £	Total 12 months 2003 £	Total 12 months 2002 £
P Varin	1	**468,217**	**147,222**	**12,491**	**572,533**	**–**	**1,200,463**	–
D M Lloyd	2	**345,000**	**72,450**	**65,466**	**–**	**–**	**482,916**	375,613
S I Pettifor	3	**386,667**	**81,200**	**25,464**	**–**	**–**	**493,331**	345,137
H A M Vrins	4	**320,000**	**67,200**	**86,593**	**–**	**–**	**473,793**	405,441
A P Pedder	5	**112,618**	**–**	**4,685**	**–**	**576,546**	**693,849**	571,586
Sub total		**1,632,502**	**368,072**	**194,699**	**572,533**	**576,546**	**3,344,352**	1,697,777
Analysis of non-executive directors' emoluments								
J W Leng	6	**185,417**	**–**	**6,504**	**–**	**–**	**191,921**	49,888
E A van Amerongen		**40,000**	**–**	**–**	**–**	**–**	**40,000**	32,549
A B Hayward		**35,000**	**–**	**–**	**–**	**–**	**35,000**	20,808
K J Lauk	7	**23,333**	**–**	**–**	**–**	**–**	**23,333**	–
A M Robb	8	**18,750**	**–**	**–**	**–**	**–**	**18,750**	–
R T Turner		**35,000**	**–**	**–**	**–**	**–**	**35,000**	29,081
M C van Veen		**40,000**	**–**	**–**	**–**	**–**	**40,000**	34,081
Sir Brian Moffat	9	**165,833**	**–**	**11,905**	**–**	**–**	**177,738**	269,278
Sir Nicholas Goodison		**–**	**–**	**–**	**–**	**–**	**–**	9,969
A A Loudon		**–**	**–**	**–**	**–**	**–**	**–**	8,411
H de Ruiter		**–**	**–**	**–**	**–**	**–**	**–**	18,224
Sub total		**543,333**	**–**	**18,409**	**–**	**–**	**561,742**	472,289
Grand total		**2,175,835**	**368,072**	**213,108**	**572,533**	**576,546**	**3,906,094**	2,170,066

† Half the bonus is payable in cash and half in deferred shares except for Mr Vrins' bonus which is all payable in cash.

Notes:

1. Mr Philippe Varin was appointed Chief Executive from 1 May 2003 at the equivalent of a basic salary of £701,056. He received €850,000 (£572,533) on joining the Company as compensation for the surrender of his share options in Pechiney, his previous employer, at the request of Corus. He is not a member of any Company pension scheme, and under his contract the Company is required to pay an annual allowance equal to 30% of his base salary for the benefit of him and his family. This allowance is not included in the analysis of emoluments above.
2. Taxable benefits include mortgage assistance of £45,564 in connection with his relocation at the Company's request at the time of his appointment.
3. Mr Stuart Pettifor was appointed Chief Operating Officer in March 2003.
4. Taxable benefits include an accommodation and travel allowance of £75,000.
5. Mr Tony Pedder resigned on 13 March 2003. He received a termination payment and benefits of £576,546.
6. Mr Jim Leng was appointed Chairman on 1 June 2003.
7. Mr Kurt Lauk was appointed a Director on 10 June 2003.
8. Mr Andrew Robb was appointed a Director on 1 August 2003.
9. Up to the date of his retirement on 31 May 2003.

External appointments

Currently executive directors are permitted to hold up to one external directorship or office with the approval of the Board, retaining the fees payable from such appointments. Currently, no executive director holds such an external position.

Directors' service contracts

The appointment of the Chief Executive provided for an initial period of notice of 24 months to apply during the first year of service. From the anniversary of the date of appointment, that period will progressively reduce to a rolling 12 month period by the end of the second year. The service contracts for the other executive directors provide for a rolling 12 month period of notice. At the end of the financial year the unexpired terms were 24 months in respect of the Chief Executive and 12 months for the other executive directors.

The contracts provide that other than for cause the Company may terminate the employment on payment of a sum equal to salary and pension contributions, but not bonus, for the period the agreement would otherwise have continued.

Emoluments of directors

	12 months 2003 £	12 months 2002 £
Executive directors:		
Salaries and related benefits	**1,827,201**	1,697,777
Performance related earnings	**368,072**	–
Payment on joining	**572,533**	–
Non-executive directors:		
Fees and related benefits	**561,742**	472,289
Former directors:		
Compensation to directors for loss of office	**576,546**	–
	3,906,094	2,170,066

	Date of contract or letter of appointment	Notice period
Executive directors:		
P Varin (i)	1 May 2003	24 months
D M Lloyd	1 February 2001	12 months
S I Pettifor	1 September 2001	12 months
H A M Vrins	6 December 2000	12 months
Non-executive directors:		
J W Leng	22 February 2001	None
A B Hayward	23 April 2002	None
E A van Amerongen	12 June 2001	None
K J Lauk	10 June 2003	None
A M Robb	1 August 2003	None
R T Turner	23 July 1999	None
M C van Veen	23 July 1999	None

Notes:

(i) Mr Varin's contract provides for 24 months notice reducing progressively from the anniversary of his appointment to 12 months.

(ii) As non-executive directors do not have service contracts, their unexpired term of appointment is determined in accordance with the articles of association which requires them to be re-appointed by shareholders at least every three years.

Non-executive directors

Non-executive directors' fees, including fees for chairing Board committees, are reviewed periodically, taking into account fees paid by comparable companies and the roles and responsibilities undertaken by the directors. These fees are determined by the Chairman of the Company and executive directors. The Chairman's fees are determined by the Remuneration committee.

The Chairman and the non-executive directors do not have service contracts with the Company.

Details of current directors' contracts or letters of appointment are set out above.

Loans to directors

As previously reported there is outstanding an interest free loan from Corus Nederland BV to Mr Maarten van Veen which pre-dates the merger between Koninklijke Hoogovens and British Steel. This loan was in accordance with the practice within Hoogovens and was made at the time Mr van Veen relocated at the

Pension benefits earned by directors – UK

As required by the Listing Rules of the UK Listing Authority	Director's age at year end	Director's pension contributions during year £	Increase in accrued pension during year £ p.a.	Accumulated total accrued pension at year end £ p.a.
D M Lloyd	40	17,250	29,304	90,885
S I Pettifor	58	19,350	32,621	176,227
A P Pedder	54	5,600	23,720	227,440

Notes:

(i)   The pension entitlement shown is the accumulated pension that would be paid each year on retirement at normal pension age, based on service to 3 January 2004.

(ii) The details shown have been calculated as at 28 December 2002 and 3 January 2004 and exclude the amount and value of any additional voluntary contributions paid by the director. The increases in accrued pension during the year ended 3 January 2004 have been adjusted to take account of inflation on the accumulated total accrued pension.

(iii) Normal pension age for the directors is age 60.

(iv) The pension for a surviving widow is two-thirds of the director's pension.

(v)   An immediate pension is payable on early retirement on or after age 50 if retirement is at the request of the Company. Mr A P Pedder retired at 13 March 2003 and the figures reflect this fact.

(vi) In accordance with the pension scheme rules, pensions are increased annually after retirement by reference to increases in the Retail Prices Index.

(vii) No discretionary benefits are applicable in the calculation of transfer values on leaving service. Any transfer value would be calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11.

As required by the Directors' Remuneration Regulations 2002	Increase in accrued pension during year £	Total accrued entitlement at year end £ p.a.	Transfer value as at year end £	Transfer value as at beginning of year £	Increase in transfer value during year less director's contributions £
D M Lloyd	31,039	90,885	610,058	325,996	266,812
S I Pettifor	36,668	176,227	3,286,085	2,143,818	1,122,917
A P Pedder	23,720	227,440	4,744,353	2,333,310	2,405,443

Notes:

(i)   The increase in accrued pension during the year in accordance with the above regulations differs from the UKLA listing rules requirements because there is no inflation adjustment in this disclosure.

(ii) The details shown exclude the amount and value of any additional contributions paid by the director.

(iii) A P Pedder retired early on 13 March 2003 and the accrued benefits shown are calculated at date of exit from pensionable service. The early retirement benefits were calculated on the standard terms under the Scheme Rules. The actual increase to pension was £23,720 per annum as shown in the table above.

(iv) The value placed on accrued benefits in calculating transfer values increases each year to reflect the increasing age of each director.

(v)   The increase in transfer values during the year has been influenced by factors other than the direct increase in pension benefits:

   (a) during 2003 the Actuary reviewed the basis of transfer values under the Scheme and as a result the level of transfer values at the year end were approximately 10% higher than they would have been had the calculation been made at the beginning of the year;

   (b) a market value adjustment is applied in the transfer value calculation and the falling equity markets in 2002 depressed the level of transfer values generally when compared to 2003;

   (c) from age 50, the transfer value assumptions made each year for the investments required to match the liabilities progressively move from a combination of equities and gilts towards a position of 100% gilts at normal pension age or following early retirement; and

   (d) where a director retires early during the year, the transfer value at the year end reflects the position that the pension is actually in payment rather than an accrued pension due to come into payment at age 60.

Restating the beginning of the year transfer values to adjust for the effect of items (iv) and (v) above shows increases arising from increases in pension benefit as follows:

	Transfer value as at year end £	Transfer value as at beginning of year £	Increase in transfer value during year less director's contributions £
D M Lloyd	610,058	401,711	191,097
S I Pettifor	3,286,085	2,602,411	664,324
A P Pedder	4,744,353	4,249,559	489,194

Pension benefits earned by directors – Netherlands

As required by the Listing Rules of the UK Listing Authority	Director's age at year end	Increase in accrued early retirement pension (age 62 to 65) during year € p.a.	Accumulated total accrued pension (age 62 to 65) at year end € p.a.	Increase in accrued pension (from age 65) during the year € p.a.	Accumulated total accrued pension (from age 65) at year end € p.a.
H A M Vrins	59	54,761	312,716	2,493	290,149

Notes:
(i) The pension entitlement shown is the accumulated pension that would be paid each year based on service at 3 January 2004.
(ii) The details shown have been calculated as at 28 December 2002 and 3 January 2004 and exclude the amount and value of any additional voluntary contributions paid by the director.
(iii) The increase in accrued pension during the year has been offset to take account of inflation on the accumulated total accrued pension.
(iv) Pension contributions in respect of the executive director are paid by the Company.
(v) Widow's pension is three-quarters of the director's pension at normal pension age (65).
(vi) In accordance with the pension scheme rules, pensions are increased annually after retirement by reference to a Dutch general index of retail prices.
(vii) No discretionary benefits are applicable in the calculation of transfer values on leaving service. Any transfer value would be calculated in accordance with Dutch legislation.

As required by the Directors' Remuneration Regulations 2002	Increase in accrued pension during year €	Accumulated total accrued pension at year end € p.a.	Transfer value of total accrued pension at year end €	Transfer value of total accrued pension at beginning of year €	Increase in transfer value during year less director's contributions €
H A M Vrins					
Early retirement (age 62 to 65)	60,388	312,716	780,851	599,784	181,067
Normal retirement (age 65)	8,768	290,149	3,216,085	3,000,156	215,929

Note:
(i) The increase in his accrued pension during the year in accordance with the above regulations differs from the listing rules requirements because no account is taken of inflation.

Company's request. The Companies Act 1985 allows for subsisting loans from overseas subsidiaries in existence at the date of appointment to remain in place.

At the beginning of the year this loan amounted to €39,025 which was the highest amount outstanding during the year. During the year €907 was repaid in accordance with the loan conditions leaving a balance at the year end of €38,118. The loan is repayable by 2030.

Also as reported, there is another loan outstanding to a former director which at 3 January 2004 amounted to €26,471 (31 December 2002: €30,252).

Pensions
UK
Mr David Lloyd and Mr Stuart Pettifor are members of the main section of the British Steel Pension Scheme and of the supplementary section for senior managers. This is a defined benefits scheme which provides one sixtieth of the final pensionable earnings for each year of pensionable service. It is separately funded and subject to Inland Revenue rules. Normal pension age for directors in the scheme is 60 and additional credits have been granted to achieve 40 years pensionable service at age 60 for both Mr David Lloyd and Mr Stuart Pettifor, who are long standing members of the scheme. Bonuses and benefits in kind are not included in pensionable earnings for directors.

Mr Philippe Varin receives a life assurance benefit equivalent to that provided under the British Steel Pension Scheme.

Netherlands
Mr Henk Vrins was a member of the Stichting Pensioenfonds Hoogovens pension scheme which provides a pension at age 65 of 63% of salary at retirement. It also provides an early retirement pension from age 62 to 65. Since the scheme limits pensionable earnings (to €207,479 per annum at 3 January 2004) additional arrangements have been made to provide pension benefits in respect of that part of earnings exceeding this limit through defined benefit plans.

Excess retirement benefits
No person who served as a director of the Company during or before 2003 has been paid or received retirement benefit in excess of the retirement benefits to which he was entitled on the date on which benefits first became payable.

The total amount set aside by Corus Group during 2003 to provide pension, retirement or similar benefits for all current directors was £202,085 (2002: £67,453).

Directors' interests in shares of the Company

	3 Jan 2004 No of shares	28 Dec 2002 No of shares
J W Leng	141,666	–
P Varin	1,558,333	–†
E A van Amerongen	–	–
A B Hayward	18,691	13,193
K J Lauk	–	–†
D M Lloyd	16,974	4,250
S I Pettifor	28,333	20,000
A M Robb	20,000	–†
R T Turner	9,209	6,501
M C van Veen	18,559	13,101
H A M Vrins	9,177	6,478

† Interests held in shares at the date of appointment.

Notes:
(i) None of the directors held non-beneficial interests at any time during the year.
(ii) During the period from the year end to 18 March 2004 Mr D M Lloyd acquired 597 partnership shares under the employee share ownership plan.

Sums paid to a third party in respect of a director's service

No consideration was paid to or became receivable by third parties for making available the services of any person as a director of the Company, while a director of the Company, as a director of any of the Company's subsidiary undertakings, as a director of any other undertaking of which he was (while a director of the Company) a director by virtue of the Company's nomination, or otherwise in connection with the management of the Company or any such other undertaking during the year to 3 January 2004.

Directors' interests in shares

The beneficial interests of the directors who held office at 3 January 2004 and their families in the ordinary shares of the Company are set out above. Other than as stated in this report, no director or his family has any right to subscribe for shares in the Company.

None of the directors or their families had any interests in the shares of any subsidiary company.

Share dilution through the operation of share plans

Where shares are issued to satisfy incentives, the aggregate dilution resulting from executive incentives will not exceed 5% in any ten year period, and that resulting from all incentives, including all-employee incentives, will not exceed 10% in any ten year period.

On behalf of the Board

Richard Reeves
Secretary
18 March 2004

Auditable sections of the Report on remuneration

The following sections constitute the auditable part of the Report on remuneration, as defined in Part 3, Schedule 7a of the Companies Act 1985: paragraphs relating to 'Performance criteria for share options'; table headed 'Emoluments of directors'; table headed 'Analysis of executive directors' emoluments'; table headed 'Analysis of non-executive directors' emoluments'; tables headed 'directors' share options'; paragraphs headed 'Loans to directors'; tables headed 'Pension benefits earned by directors – UK'; and tables headed 'Pension benefits earned by directors – Netherlands'.

Statement of directors' responsibilities in relation to financial statements

The following statement, which should be read in conjunction with the statement of auditors' responsibilities set out in the report of the auditors, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and auditors in relation to the financial statements.

The directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the loss of the Group for the financial year.

The directors consider that in preparing the financial statements, which comprise the consolidated profit and loss account, the balance sheets, the statement of total recognised gains and losses, the reconciliation of movements in shareholders' funds, the consolidated cash flow statement, the reconciliation of net cash inflow/(outflow) to movement in net debt, the analysis of net borrowings, the presentation of accounts and accounting policies and the notes to the accounts, the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

The directors have responsibility for ensuring that the Group keeps accounting records which disclose with reasonable accuracy the financial position of the Company and the Group and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

A copy of the financial statements is placed on the website of Corus Group plc. The executive management are responsible for the maintenance and integrity of the Company's website. Information published on the internet is accessible in many countries with different legal requirements. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

On behalf of the Board

Richard Reeves
Secretary
18 March 2004

Independent auditors' report to the members of Corus Group plc

We have audited the financial statements which comprise the consolidated profit and loss account, the balance sheets, the statement of total recognised gains and losses, the reconciliation of movements in shareholders' funds, the consolidated cash flow statement, the reconciliation of net cash inflow/(outflow) to movement in net debt, the analysis of net borrowings, the presentation of accounts and accounting policies and the notes to the accounts. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Report on remuneration ('the auditable part').

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the Report on remuneration.

Our responsibility is to audit the financial statements and the auditable part of the Report on remuneration in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Report on remuneration have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Chairman's statement, Operational and financial highlights, the Chief Executive's statement, the Review of the period, the Financial review, the Directors' report, the Board, the Executive committee, the unaudited part of the Report on remuneration, Five year financial summary, Some important data in euros, Analysis of shareholdings at 3 January 2004, the Glossary and Information for shareholders.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Report on remuneration. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' report and Report on remuneration are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

• the financial statements give a true and fair view of the state of affairs of the Company and the Group at 3 January 2004 and of the loss and cash flows of the Group for the year then ended;

• the financial statements have been properly prepared in accordance with the Companies Act 1985; and

• those parts of the Report on remuneration required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
18 March 2004

Consolidated profit and loss account

For the financial period ended 3 January 2004	Note	2003 £m	2002 £m	2001 £m
Turnover: group and share of joint ventures		**8,203**	7,407	7,924
Less: share of joint ventures' turnover	1	**(250)**	(219)	(225)
Group turnover	1			
Continuing operations		**7,953**	7,188	7,619
Discontinued operations		**–**	–	80
		7,953	7,188	7,699
Operating costs before exceptional items		**(8,019)**	(7,581)	(8,076)
Rationalisation and impairment exceptional items charged against operating costs	3	**(142)**	(53)	(8)
Total operating costs	2	**(8,161)**	(7,634)	(8,084)
Group operating loss	1			
Continuing operations		**(208)**	(446)	(388)
Discontinued operations		**–**	–	3
		(208)	(446)	(385)
Share of operating results of joint ventures and associated undertakings:	5			
Continuing operations		**9**	4	10
Discontinued operations		**–**	17	2
		9	21	12
Total operating loss		**(199)**	(425)	(373)
Profit on disposal of fixed assets	1	**47**	96	17
(Loss)/profit on disposal of group undertakings	1	**(2)**	19	2
Loss on ordinary activities before interest	1	**(154)**	(310)	(354)
Net interest and investment income:				
Group	6	**(98)**	(92)	(103)
Joint ventures and associated undertakings	5	**(3)**	(2)	(5)
Loss on ordinary activities before taxation		**(255)**	(404)	(462)
Taxation	7	**(53)**	(61)	43
Loss on ordinary activities after taxation		**(308)**	(465)	(419)
Minority interests – equity		**3**	7	–
Loss for the financial period		**(305)**	(458)	(419)
Dividends – equity	9	**–**	–	–
Loss retained for the financial period	27	**(305)**	(458)	(419)
Earnings per share	10			
As restated:				
Basic loss per ordinary share		**(9.25)p**	(14.23)p	(13.04)p
Diluted loss per ordinary share		**(9.25)p**	(14.23)p	(13.04)p
As previously reported:				
Basic loss per ordinary share		**–**	(14.65)p	(13.42)p
Diluted loss per ordinary share		**–**	(14.65)p	(13.42)p

There were no material acquisitions in the period.

Notes and related statements forming part of these accounts appear on pages 67 to 112; Note 27 sets out the movements on reserves.

Balance sheets

At 3 January 2004	Note	The Company 2003 £m	The Company 2002 £m	The Group 2003 £m	The Group 2002 £m
Fixed assets					
Intangible assets	11	–	–	**96**	105
Tangible assets	12	–	–	**2,729**	2,871
Investments in subsidiary undertakings	13	**3,279**	3,167	–	–
Investments in joint ventures:					
Share of gross assets		–	–	**198**	200
Share of gross liabilities		–	–	**(107)**	(116)
		–	–	**91**	84
Investments in associated undertakings		–	–	**8**	7
Other investments and loans		–	–	**60**	59
	13	–	–	**159**	150
		3,279	3,167	**2,984**	3,126
Current assets					
Stocks	14	–	–	**1,404**	1,337
Debtors: amounts falling due after more than one year	15	**3**	3	**479**	457
Debtors: amounts falling due within one year		**4**	–	**1,348**	1,422
Less: securitisation of trade debtors		–	–	**(215)**	(181)
Net debtors falling due within one year	16	**4**	–	**1,133**	1,241
Short term investments	17	–	–	**138**	40
Cash at bank and in hand		–	–	**242**	230
		7	3	**3,396**	3,305
Creditors: amounts falling due within one year	18	**(82)**	(17)	**(1,583)**	(1,636)
Net current (liabilities)/assets		**(75)**	(14)	**1,813**	1,669
Total assets less current liabilities		**3,204**	3,153	**4,797**	4,795
Convertible bonds		**(213)**	(196)	**(332)**	(309)
Other borrowings		–	–	**(948)**	(1,119)
Other creditors		–	(226)	**(28)**	(36)
Creditors: amounts falling due after more than one year	19	**(213)**	(422)	**(1,308)**	(1,464)
Provisions for liabilities and charges	25	–	–	**(605)**	(522)
Accruals and deferred income					
Regional development and other grants		–	–	**(40)**	(40)
		2,991	2,731	**2,844**	2,769
Capital and reserves					
Called up share capital	26	**1,696**	1,565	**1,696**	1,565
Share premium account	27	**167**	7	**167**	7
Statutory reserve	27	–	–	**2,338**	2,338
Other reserves	27	**796**	796	**201**	201
Profit and loss account	27	**332**	363	**(1,605)**	(1,389)
Shareholders' funds – equity interests	27	**2,991**	2,731	**2,797**	2,722
Minority interests					
Equity interests in subsidiary undertakings		–	–	**47**	47
		2,991	2,731	**2,844**	2,769

Approved by the Board and signed on its behalf by:

P Varin

D M Lloyd

18 March 2004

Notes and related statements forming part of these accounts appear on pages 67 to 112.

Statement of total recognised gains and losses

For the financial period ended 3 January 2004	2003 £m	2002 £m	2001 £m
Loss for financial period	(305)	(458)	(419)
Exchange translation differences on foreign currency net investments:			
Group	90	84	(58)
Joint ventures and associated undertakings	(1)	(1)	–
Total recognised losses relating to the period	(216)	(375)	(477)

There is no material difference between the results disclosed in the profit and loss account and the results on an unmodified historical cost basis.

Reconciliation of movements in shareholders' funds

At 3 January 2004	2003 £m	2002 £m	2001 £m
Shareholders' funds at beginning of period	2,722	3,061	3,495
Loss for the period	(305)	(458)	(419)
Exchange translation differences on foreign currency net investments	89	83	(58)
Transfer of goodwill	–	33	40
New shares issued (net of issue costs)	291	3	3
Shareholders' funds at end of period	2,797	2,722	3,061

Notes and related statements forming part of these accounts appear on pages 67 to 112.

Consolidated cash flow statement

For the financial period ended 3 January 2004	Note	2003 £m	2002 £m	2001 £m
Net cash inflow from operating activities	31	**224**	41	172
Dividends from joint ventures and associated undertakings		**4**	8	9
Returns on investments and servicing of finance				
Interest and other dividends received		**15**	15	16
Interest paid		**(116)**	(97)	(124)
Issue costs of new loans		**(16)**	(4)	–
Interest element of finance lease rental payments		**(2)**	(1)	(2)
Net cash outflow from returns on investments and servicing of finance		**(119)**	(87)	(110)
Taxation				
UK corporation tax received		**–**	2	5
Overseas tax (paid)/received		**(50)**	(16)	8
Tax (paid)/received		**(50)**	(14)	13
Capital expenditure and financial investment				
Purchase of tangible fixed assets		**(163)**	(176)	(167)
Sale of tangible fixed assets		**82**	112	37
Purchase of intangible fixed assets		**–**	(1)	–
Purchase of other fixed asset investments		**–**	(7)	(3)
Sale of other fixed asset investments		**3**	–	–
Loans to joint ventures and associated undertakings		**(5)**	–	–
Repayment of loans from joint ventures and associated undertakings		**2**	15	3
Net cash outflow from capital expenditure and financial investment		**(81)**	(57)	(130)
Acquisitions and disposals				
Purchase of subsidiary undertakings and businesses	34	**(17)**	–	–
Net overdraft acquired with subsidiary undertakings and businesses		**–**	(5)	–
Investments in joint ventures and associated undertakings		**(9)**	(3)	(12)
Sale and exchange of businesses and subsidiary undertakings	34	**5**	2	52
Sale of joint ventures and associated undertakings		**1**	451	9
Net cash (outflow)/inflow from acquisitions and disposals		**(20)**	445	49
Equity dividends paid to shareholders		**–**	–	–
Net cash (outflow)/inflow before use of liquid resources and financing		**(42)**	336	3
Management of liquid resources				
Net (purchase)/sale of short term investments		**(96)**	(28)	27
Net cash (outflow)/inflow from management of liquid resources		**(96)**	(28)	27
Financing				
Issue of ordinary shares		**307**	3	–
Share issue expenses		**(16)**	–	–
Cash inflow from issue of ordinary shares		**291**	3	–
New loans		**2**	231	282
Repayment of borrowings		**(144)**	(508)	(333)
New finance leases		**–**	25	–
Capital element of finance lease rental payment		**(1)**	(14)	(9)
Decrease in debt		**(143)**	(266)	(60)
Net cash inflow/(outflow) from financing activities		**148**	(263)	(60)
Increase/(decrease) in cash in period		**10**	45	(30)

Notes and related statements forming part of these accounts appear on pages 67 to 112.

Reconciliation of net cash inflow/(outflow) to movement in net debt

For the financial period ended 3 January 2004	2003 £m	2002 £m	2001 £m
Increase/(decrease) in cash	10	45	(30)
Increase/(decrease) in liquid resources	96	28	(27)
Decrease in debt	143	266	60
Issue costs of new loans	16	4	–
Change in net debt resulting from cash flows in period	265	343	3
Debt and liquid resources (acquired)/exchanged	–	(4)	103
Effect of foreign exchange rate changes	(41)	(24)	10
Other non cash changes	(1)	9	–
Movement in net debt in period	223	324	116
Net debt at beginning of period	(1,236)	(1,560)	(1,676)
Net debt at end of period	(1,013)	(1,236)	(1,560)

Analysis of net borrowings

	2001 £m	Acquisitions (excluding cash and overdrafts) £m	Cash flow £m	Exchange rate changes £m	Other non cash changes £m	2002 £m	Cash flow £m	Exchange rate changes £m	Other non cash changes £m	2003 £m
Cash at bank and in hand	173	–	54	3	–	230	8	4	–	242
Bank overdrafts	(27)	–	(9)	–	–	(36)	2	–	–	(34)
Increase in cash		–	45				10			
Short term investments:										
Deposits within 3 months of maturity when acquired	4	–	35	–	–	39	91	2	–	132
Other short term deposits	7	–	(7)	1	–	1	5	–	–	6
Increase in liquid resources		–	28				96			
Long term borrowings	(1,586)	(2)	216	(23)	9	(1,386)	133	(45)	59	(1,239)
Other loans	(101)	(2)	65	(3)	–	(41)	25	(2)	(60)	(78)
Obligations under finance leases	(30)	–	(11)	(2)	–	(43)	1	–	–	(42)
(Increase)/decrease in debt		(4)	270				159			
	(1,560)	(4)	343	(24)	9	(1,236)	265	(41)	(1)	(1,013)

Notes and related statements forming part of these accounts appear on pages 67 to 112.

Presentation of accounts and accounting policies

I Basis of preparation

The accounts have been prepared under the historical cost convention, the accounting policies set out below, and in accordance with applicable accounting standards in the UK. They show the accounts of the Company itself and the consolidated accounts of the Group. There have been no new UK standards issued by the Accounting Standards Board since the last Report & Accounts. All accounting policies of the Group have been consistently applied for all the periods presented.

The preparation of accounts in line with generally accepted accounting principles requires management to make estimates and assumptions that affect the:
- (i)   reported amounts of assets and liabilities;
- (ii)   disclosure of contingent assets and liabilities at the date of the accounts; and
- (iii) reported amounts of income and expenses during the reporting period.

Actual results could differ from those estimates. The most significant techniques for estimation are described in the accounting policies below.

II Basis of consolidation

The consolidated profit and loss account, balance sheet and cash flow statement include the Company and its subsidiaries. They also include the Group's share of the profits, net assets and retained post acquisition reserves of joint ventures and associates. These have been accounted for under the gross equity and equity methods of consolidation respectively. The profits or losses of subsidiaries, joint ventures and associates acquired or sold during the year are included from the date of acquisition or up to the date of their disposal.

On the acquisition of a subsidiary, joint venture or associate, fair values are attributed to the net assets acquired. Any difference between the purchase consideration and these fair values is treated as goodwill. Until 28 March 1998 all goodwill was written off or credited to reserves immediately.

As from the financial year ended 3 April 1999, positive goodwill is capitalised and amortised over its estimated useful economic life up to a maximum of 20 years. Negative goodwill is recognised in the profit and loss account in line with the periods in which the assets acquired are depreciated. Any goodwill that was written off or credited immediately to reserves up until 28 March 1998 has not been reinstated. However, it is transferred from reserves to the profit and loss account on any subsequent disposal of the net assets to which it related.

Corus Group plc acquired Corus UK Limited in 1999 under a Scheme of Arrangement of Corus UK Limited within section 425 of the Companies Act 1985 (the 'Act'). This was accounted for under the principles of merger accounting, although it did not satisfy all the conditions required by Schedule 4 of the Act. In the opinion of the directors, the Scheme of Arrangement was a Group restructuring rather than an acquisition since the shareholders of Corus Group plc were the same as the former shareholders of Corus UK Limited and the relative rights of each shareholder were unchanged. So, the directors consider if merger accounting had not been used these accounts would not give a true and fair view of the Group's results and financial position as demanded by section 227(6) of the Act and have accordingly adopted a true and fair override. It is not considered practical to quantify the effect of the departure from the requirement of Schedule 4A.

III Turnover

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the amount due, associated costs or the possible return of goods. Revenue excludes VAT and similar taxes.

IV Rationalisation and related measures and environmental remediation

Provisions are made for rationalisation and related measures and environmental remediation when an obligation exists for a future liability in respect of past events and where the obligation can be reliably estimated. This involves a series of management judgements and estimates which are based on past experience of similar events and third party advice where applicable. In particular restructuring provisions are made for direct expenditures of a business reorganisation where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been made at the balance sheet date.

V Research and development

Revenue expenditure on research and development is charged to the profit and loss account as it is incurred.

VI Government grants

Grants related to expenditure on tangible fixed assets are credited to the profit and loss account over the useful economic lives of qualifying assets. Total grants received less the amounts credited to the profit and loss account at the balance sheet date are included in the balance sheet as deferred income.

VII Insurance

Certain of the Group's insurances are handled by its two captive insurance companies, Crucible Insurance Company Limited and Hoogovens Verzekeringsmaatschappij N.V. With the exception of marine cargo and certain employer's liability, all insurance business is accounted for on an annual basis and is dealt with as part of the operating costs in these accounts. In the case of marine cargo and certain employer's liability business, the results of each underwriting year are determined at the end of the third year at which time any profits or losses arising are recognised; in the interim, the level of insurance provisions is kept under review and, where appropriate, adjustments are made. Insurance premiums in respect of insurance placed with third parties are charged to the profit and loss account in the period to which they relate.

VIII Deferred taxation

The Group makes full provision for deferred tax arising from timing differences between the recognition of gains and losses in the accounts and their recognition in tax computations. Deferred tax assets are only recognised to the extent that they are recoverable against future taxable profits. Deferred tax assets and liabilities are discounted at the risk free rate appropriate for each relevant tax jurisdiction. Deferred tax debit and credit balances are offset to the extent that they relate to taxes levied by the same tax authority and they are in the same taxable entity, or a group of taxable entities where the tax losses of one entity can reduce the taxable profits of another.

IX Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the quoted rates of exchange ruling at each balance sheet date except where forward cover has been obtained, when the covered rate is used. Profit and loss account items and cash flows in foreign currencies are translated into sterling at the average rates for the financial period.

Exchange differences on the retranslation of the opening net investment in foreign enterprises and the retranslation of profit and loss account items from average rate to closing rate are recorded as movements on reserves.

Exchange gains or losses on foreign currency borrowings and forward exchange contracts used to finance an equity investment in a foreign enterprise are offset against the exchange difference arising on the retranslation of the net investment.

Exchange gains and losses on settled forward exchange contracts used to manage exposure to fluctuations in foreign currency with respect to transactions, together with all other exchange gains and losses on settlement, are included in arriving at the result for the period.

X Derivative financial instruments

The Group uses a variety of derivative financial instruments, including forward foreign exchange contracts and commodity futures contracts as part of an overall risk management strategy. These instruments are used as a means of hedging exposure to price and foreign currency risks connected to contracted sales and purchases or existing assets and liabilities. The Group does not hold or issue derivative financial instruments for trading purposes.

The Group uses forward contracts and commodity futures, where appropriate, to hedge the cash flow risk of contracted sales and purchase transactions. Net sales and purchases covered by these contracts or options are translated into sterling at contract rates. No account is taken of the potential but unrealised profits or losses on open forward contracts or options which are intended as a hedge against future contracted transactions; such profits and losses are accounted for so as to match the exchange or price differences arising on the underlying contracted transactions.

If a derivative instrument ceases to meet the criteria for deferral or settlement accounting, any subsequent gains or losses are recognised at that time in the profit and loss account. If a transaction does not occur, the hedge is terminated and any gains or losses are recognised in the profit and loss account.

XI Stocks

Stocks of raw materials are valued at cost or, if they are to be realised without processing, the lower of cost and net realisable value. Cost is determined using the 'first in first out' method. Stocks of partly processed materials, finished products and stores are individually valued at the lower of cost and net realisable value. Cost of partly processed and finished products comprises cost of production including works overheads. Net realisable value is the price at which the stocks can be realised in the normal course of business after allowing for the cost of conversion from their existing state to a finished condition and for the cost of disposal. Provisions are made to cover slow moving and obsolescent items based on historical experience of utilisation on a category by category basis.

XII Tangible fixed assets

Tangible fixed assets are recorded at original cost less accumulated depreciation. If assets are constructed by the Group, related works and incremental overhead amounts are included in cost. Commissioning costs and interest attributable to expenditure on assets in course of construction are written off to the profit and loss account as incurred. Tangible fixed assets financed by leasing arrangements that approximate to the loan of money and in which the Group enjoys substantially all the risks and rewards of ownership (finance leases) are treated as if they have been purchased and the corresponding capital cost is shown as an obligation to the lessor. Leasing payments are treated as consisting of a capital element and finance cost; the capital element reducing the obligation to the lessor and the finance cost being written off to the profit and loss account over the period of the lease. Operating lease costs are charged to the profit and loss account as incurred.

Included in tangible fixed assets are loose plant and tools which are stated at cost less amounts written off related to their expected useful lives and estimated scrap value and also spares, against which provisions are made where necessary to cover slow moving and obsolescent items.

Repairs and renewals are charged to the profit and loss account as incurred.

XIII Depreciation and impairment of tangible and intangible fixed assets

Depreciation is provided so as to write off, on a straight line basis, the cost of tangible and intangible fixed assets including those held under finance leases. They are depreciated from the dates they are brought into use over their estimated useful economic lives or, in the case of leased assets, over the lease period if shorter. The estimated useful lives of assets are reviewed regularly and, when necessary, revised. Accelerated depreciation is provided where an asset is expected to become obsolete before the end of its normal useful life or if events or changes in circumstances indicate that the carrying amount of the fixed asset may not be recoverable. No further depreciation is provided in respect of assets which are fully written down but are still in use.

The estimated useful lives for the main categories of fixed assets are:	
Freehold and long leasehold buildings which house plant, and other works buildings	25 years
Other freehold and long leasehold buildings	50 years
Plant and machinery:	
Iron and steelmaking	maximum 25 years
IT equipment	maximum 8 years
Office equipment and furniture	10 years
Motor vehicles	4 years
Other	maximum 15 years
Goodwill	maximum 20 years
Patents and trademarks	4 years

Tangible and intangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. These reviews assess the recoverable amount by reference to the net present value of expected future cash flows of the relevant income generating unit, or disposal value if higher. The discount rate applied in the period, of 9.5%, was based upon the Group's long term weighted average cost of capital with appropriate adjustments for the risks associated with the relevant units.

XIV Fixed asset investments

In the Group's balance sheet, shares in joint ventures and associates are stated at the Group's share of net assets and the unamortised portion of any goodwill arising on these investments. Loans and other investments are stated at cost.

In the Company's balance sheet, investments are stated at cost except for the investment in Corus UK Limited. This investment, as permitted by section 133 of the Companies Act 1985, is recorded as the aggregate of the nominal value of shares issued to acquire the investment and fair value of other consideration given.

Provisions are made against investments if events or circumstances indicate that the carrying amount may not be recoverable.

Income from fixed asset investments comprises dividends declared up to the balance sheet date and, where relevant, is shown before deduction of overseas withholding taxes.

XV Own shares held under trust

The amount recorded in the balance sheet for shares in the Company purchased for employee sharesave schemes represents the amounts receivable from option holders on exercise of the options. The Group has taken advantage of the exemption within Urgent Issues Task Force (UITF) Abstract 17 not to apply the requirement therein to Inland Revenue approved savings-related share option schemes and equivalent overseas schemes. In 2004 the Group will be required to adopt UITF 38 with these own shares shown as a deduction from shareholders' funds.

XVI Pensions

The regular cost of providing pension benefits is charged to the profit and loss account so as to spread the cost over the expected average remaining service lives of employees. Variations from regular cost arising from periodic actuarial valuations of the principal schemes are allocated to the profit and loss account so as to spread the surplus or deficit over the expected average remaining service lives of employees.

Differences between the amounts funded and amounts charged to the profit and loss account are treated as either provisions or prepayments in the balance sheet. This accounting policy follows the principles of SSAP 24. As indicated on page 30 of the Review of the period the measurement criteria of FRS 17 have not been adopted early, although the transitional disclosure requirements have been made.

Notes to the accounts

1. Segmental analysis

Turnover by location of Group entity is set out below:

	Joint venture turnover		
	2003 **£m**	2002 £m	2001 £m
United Kingdom turnover	**58**	50	45
European Union (excluding UK) turnover	**130**	108	105
Europe (excluding EU) turnover	**61**	61	72
North America turnover	**–**	–	3
Other areas	**1**	–	–
Total turnover	**250**	219	225

	Group turnover		
	2003 **£m**	2002 £m	2001 £m
United Kingdom gross turnover	**3,633**	3,267	3,573
Less: inter-segment turnover	**(426)**	(286)	(323)
	3,207	2,981	3,250
European Union (excluding UK) gross turnover	**3,844**	3,454	3,534
Less: inter-segment turnover	**(272)**	(259)	(184)
	3,572	3,195	3,350
Europe (excluding EU) gross turnover	**205**	165	215
Less: inter-segment turnover	**(42)**	(34)	(31)
	163	131	184
North America gross turnover	**591**	671	723
Less: inter-segment turnover	**(1)**	(32)	(53)
	590	639	670
Central and South America gross turnover	**3**	3	3
Less: inter-segment turnover	**(1)**	(1)	(1)
	2	2	2
Asia gross turnover	**402**	228	230
Less: inter-segment turnover	**(2)**	(2)	(1)
	400	226	229
Australasia gross turnover	**19**	14	14
Total turnover	**7,953**	7,188	7,699

Of the above the following relates to discontinued operations:

	Group turnover		
	2003 **£m**	2002 £m	2001 £m
United Kingdom gross turnover	**–**	–	32
Less: inter-segment turnover	**–**	–	(17)
	–	–	15
Europe (excluding EU) gross turnover	**–**	–	60
Less: inter-segment turnover	**–**	–	(7)
	–	–	53
North America gross turnover	**–**	–	11
Other areas gross turnover	**–**	–	1
Total turnover	**–**	–	80

1. Segmental analysis continued

Geographical market analysis of turnover by destination is set out below:

| | Joint venture turnover | | |
	2003 £m	2002 £m	2001 £m
United Kingdom	54	53	42
European Union (excluding UK)	134	105	108
Europe (excluding EU)	61	61	72
North America	–	–	3
Other areas	1	–	–
	250	219	225

| | Group turnover | | |
	2003 £m	2002 £m	2001 £m
United Kingdom	2,148	2,071	2,291
European Union (excluding UK)	3,790	3,337	3,539
Europe (excluding EU)	363	321	360
North America	781	881	889
Central and South America	83	44	63
Africa	86	81	104
Asia	669	429	426
Australasia	33	24	27
	7,953	7,188	7,699
Included above:			
Exports from the United Kingdom	1,566	1,304	1,384
Sales to joint ventures and associated undertakings	143	135	137

Of the above the following relates to discontinued operations:

| | Group turnover | | |
	2003 £m	2002 £m	2001 £m
United Kingdom	–	–	9
European Union (excluding UK)	–	–	47
Europe (excluding EU)	–	–	6
North America	–	–	12
Asia	–	–	5
Australasia	–	–	1
	–	–	80

1. Segmental analysis continued

Business segment analysis of turnover is set out below:

| | Joint venture turnover | | |
	2003 £m	2002 £m	2001 £m
Carbon steel	**250**	219	217
Stainless steel – discontinued operations	**–**	–	8
	250	219	225

| | Group turnover | | |
	2003 £m	2002 £m	2001 £m
Carbon steel	**6,972**	6,231	6,534
Aluminium	**981**	957	1,085
Stainless steel – discontinued operations	**–**	–	80
	7,953	7,188	7,699

Historical turnover on the stainless steel segment related entirely to sales of the subsidiary Avesta Sheffield AB (publ), and the Group's share of the sales of its joint ventures. Avesta Sheffield AB (publ) was only a subsidiary of the Group until 22 January 2001, when it was merged with the stainless steel activities of Outokumpu Oyj to form the associate AvestaPolarit Oyj Abp. As it was an associate, turnover of the newly formed entity was not included in the analysis above. During 2002 the investment in AvestaPolarit Oyj Abp was disposed of. Hence all stainless steel segmental analyses are shown as discontinued.

Business segment analysis of loss on ordinary activities before interest is set out below:

| | Loss on ordinary activities before interest | | |
	2003 £m	2002 £m	2001 £m
Group:			
Carbon steel	**(233)**	(467)	(446)
Aluminium	**25**	21	58
Stainless steel – discontinued operations	**–**	–	3
Group operating loss	**(208)**	(446)	(385)
Share of operating results of joint ventures and associated undertakings:			
Carbon steel	**9**	4	10
Stainless steel – discontinued operations	**–**	17	2
Total operating loss	**(199)**	(425)	(373)
Profit/(loss) on disposal of fixed assets:			
Carbon steel	**48**	96	17
Aluminium	**(1)**	–	–
(Loss)/profit on disposal of group undertakings:			
Carbon steel	**(2)**	7	2
Aluminium	**–**	60	–
Stainless steel – discontinued operations	**–**	(48)	–
Loss on ordinary activities before interest	**(154)**	(310)	(354)

Until 22 January 2001, 100% of the operating result of Avesta Sheffield AB (publ) was included in the stainless steel segment of the Group operating loss. From that date, the Group's 23% share of the results of AvestaPolarit Oyj Abp is shown in the share of operating results from associated undertakings. As noted above, during 2002 the investment in AvestaPolarit Oyj Abp was disposed of and therefore all stainless steel segmental analyses are shown as discontinued.

Net interest and investment income is managed centrally for the Group as a whole and so is not directly attributable to individual business segments.

1. Segmental analysis continued

Geographical market analysis of loss on ordinary activities before interest by location of Group entity is set out below:

	Loss on ordinary activities before interest		
	2003 £m	2002 £m	2001 £m
Group:			
United Kingdom	**(293)**	(453)	(408)
European Union (excluding UK)	**110**	(13)	34
Europe (excluding EU)	**6**	(1)	7
North America	**(38)**	16	(22)
Other areas	**7**	5	4
Group operating loss	**(208)**	(446)	(385)
Share of operating results of joint ventures and associated undertakings:			
United Kingdom	**4**	5	5
European Union (excluding UK)	**5**	16	5
North America	**–**	–	2
Total operating loss	**(199)**	(425)	(373)
Profit on disposal of fixed assets:			
United Kingdom	**34**	96	17
European Union (excluding UK)	**13**	–	–
(Loss)/profit on disposal of group undertakings:			
United Kingdom	**–**	–	2
Europe (excluding EU)	**–**	(41)	–
North America	**(2)**	60	–
Loss on ordinary activities before interest	**(154)**	(310)	(354)

Net interest and investment income is managed centrally for the Group as a whole and so is not directly attributable to individual geographical segments.

Of the above, the following relates to discontinued operations:

	Profit on ordinary activities before interest		
	2003 £m	2002 £m	2001 £m
Group:			
Europe (excluding EU)	**–**	–	3
Group operating profit	**–**	–	3
Share of operating results of joint ventures and associated undertakings:			
Europe (excluding EU)	**–**	17	2
Profit on ordinary activities before interest	**–**	17	5

1. Segmental analysis continued

Tangible fixed assets and net assets by business segment are set out below:

	Tangible fixed assets		Net assets	
	2003 **£m**	2002 £m	**2003** **£m**	2002 £m
Company and subsidiary undertakings:				
Carbon steel	**2,331**	2,508	**3,266**	3,452
Aluminium	**398**	363	**492**	462
	2,729	2,871	**3,758**	3,914
Joint ventures and associated undertakings:				
Carbon steel			**99**	91
			99	91
			3,857	4,005
Net debt			**(1,013)**	(1,236)
			2,844	2,769

Net debt is managed centrally for the Group as a whole and so is not directly attributable to individual business segments.

Tangible fixed assets and net assets by location of Group entity are set out below:

	Tangible fixed assets		Net assets	
	2003 **£m**	2002 £m	**2003** **£m**	2002 £m
Company and subsidiary undertakings:				
United Kingdom	**1,184**	1,313	**1,757**	1,880
European Union (excluding UK)	**1,372**	1,335	**1,750**	1,733
Europe (excluding EU)	**35**	39	**43**	41
North America	**128**	174	**189**	245
Other areas	**10**	10	**19**	15
	2,729	2,871	**3,758**	3,914
Joint ventures and associated undertakings:				
United Kingdom			**23**	24
European Union (excluding UK)			**68**	55
Europe (excluding EU)			**6**	7
North America			**–**	3
Other areas			**2**	2
			99	91
			3,857	4,005
Net debt			**(1,013)**	(1,236)
			2,844	2,769

Net debt is managed centrally for the Group as a whole and so is not directly attributable to individual geographical segments.

2. Operating costs

	2003 £m	2002 £m	2001 £m
Costs by type:			
Continuing operations:			
Raw materials and consumables	**3,516**	3,339	3,503
Maintenance costs (excluding own labour)	**696**	682	703
Other external charges (including fuels and utilities, hire charges and carriage costs)	**1,296**	1,209	1,263
Employment costs (Note 4)	**1,745**	1,568	1,620
Depreciation and amortisation	**371**	452	386
Regional development and other grants released	**(7)**	(7)	(10)
Other operating costs (including rents, rates, insurance and general expenses)	**559**	436	534
Changes in stock of finished goods and work in progress	**3**	(34)	54
Own work capitalised	**(18)**	(11)	(46)
	8,161	7,634	8,007
Discontinued operations:			
Raw materials and consumables	**–**	–	36
Maintenance costs (excluding own labour)	**–**	–	3
Other external charges (including fuels and utilities, hire charges and carriage costs)	**–**	–	9
Employment costs (Note 4)	**–**	–	13
Other operating costs (including rents, rates, insurance and general expenses)	**–**	–	9
Changes in stock of finished goods and work in progress	**–**	–	7
	8,161	7,634	8,084
Costs by function:			
Continuing operations:			
Costs of goods sold	**7,305**	6,925	7,250
Selling, general and administrative expenses	**714**	656	749
Exceptional items (Note 3)	**142**	53	8
	8,161	7,634	8,007
Discontinued operations:			
Costs of goods sold	**–**	–	77
	8,161	7,634	8,084

Exceptional items principally relate to costs of goods sold.

	Operating costs before exceptional items £m	Exceptional items (Note 3) £m	Total £m
The above costs in the 12 months to 3 January 2004 include:			
Raw materials and consumables	3,516	–	**3,516**
Maintenance costs (excluding own labour)	696	–	**696**
Other external charges	1,296	–	**1,296**
Employment costs (Note 4)	1,694	51	**1,745**
Depreciation and amortisation	323	48	**371**
Regional development and other grants released	(7)	–	**(7)**
Other operating costs	516	43	**559**
Changes in stock of finished goods and work in progress	3	–	**3**
Own work capitalised	(18)	–	**(18)**
	8,019	142	**8,161**

2. Operating costs continued

	2003 £m	2002 £m	2001 £m
The above costs are stated after including:			
Purchases from joint ventures and associated undertakings	**66**	40	25
Amortisation of intangible fixed assets	**9**	34	12
Depreciation of owned assets	**313**	334	367
Accelerated depreciation of owned assets	**47**	82	5
Depreciation of assets held under finance leases	**2**	2	2
Operating leases:			
Plant and machinery	**54**	53	50
Leasehold property	**38**	29	22
Costs of research and development (gross)	**69**	71	66
Recoveries on research and development	**(7)**	(6)	(6)
Provision for doubtful debts	**8**	4	4
Transaction costs of merger and disposal activities	**–**	23	–
Break fee payable to Pechiney S.A.	**14**	–	–
Costs of renegotiating the syndicated bank facility	**23**	–	–
Final insurance settlement for Port Talbot blast furnace	**(23)**	–	–

The 2003 operating result is also stated after including a net charge of £20m in relation to the impact of costs and lost contribution associated with the conveyor fire at Scunthorpe works.

Remuneration of Group's auditors

	2003 £000	2002 £000	2001 £000
In respect of the audit:			
Corus Group plc	**10**	10	10
Subsidiary undertakings:			
Corus UK Limited	**867**	781	783
Other subsidiary undertakings: Group auditors	**2,017**	1,966	1,963
Other subsidiary undertakings: non-Group auditors	**–**	–	75
	2,894	2,757	2,831
Amounts paid to Group auditors in respect of other work:			
Audit related	**2,653**	2,390	370
Tax	**1,046**	1,237	1,120
Other	**67**	181	543
	3,766	3,808	2,033
	6,660	6,565	4,864

Audit related fees consist of fees billed for assurance and related services that are traditionally performed by the external auditor. These fees for 2003 include work in connection with the placing and open offer, renegotiation of the Group's syndicated loan facility and other consultations in relation to financial accounting and reporting standards.

Tax fees include fees billed for corporate tax compliance services, tax advisory services and expatriate tax compliance and advisory services.

Other fees relate to training and other one-off projects.

3. Rationalisation and impairment exceptional items

	2003 £m	2002 £m	2001 £m
Credits for rationalisation and related measures:			
Redundancy and related costs	(7)	(22)	(48)
Accelerated depreciation	(12)	(14)	–
Other asset write downs	(1)	(5)	(13)
Other rationalisation costs	(16)	(45)	–
	(36)	(86)	(61)
Provision for rationalisation and related measures:			
Redundancy and related costs	58	8	39
Accelerated depreciation	59	96	5
Accelerated amortisation	1	23	–
Other asset write downs	16	2	–
Other rationalisation costs	44	10	25
	178	139	69
	142	53	8

	2003 £m	2002 £m	2001 £m
The net charge in each period may be analysed by business segment as follows:			
Carbon steel	137	45	10
Aluminium	5	8	(2)
	142	53	8

Exceptional items in 2003 principally relate to redundancy and related costs in respect of the restructuring of UK assets and accelerated depreciation to reflect an impairment to the value in use of fixed assets arising from continuing losses. The net charge also includes costs associated with the closure of the electro-zinc line at Shotton. Further details are provided in the Review of the period on pages 11 and 12 and in Note 25.

4. Employees

	2003 £m	2002 £m	2001 £m
The total employment costs of all employees (including directors) in the Group were:			
Continuing operations:			
Wages and salaries	1,453	1,370	1,366
Social security costs	176	165	215
Other pension costs (Note 32)	65	47	48
Redundancy and related costs (Note 3)	51	(14)	(9)
	1,745	1,568	1,620
Discontinued operations:			
Wages and salaries	–	–	9
Social security costs	–	–	3
Other pension costs (Note 32)	–	–	1
	1,745	1,568	1,633

	2003	2002	2001
The average weekly number of employees by business segment on the Group's payroll during the period were:			
Carbon steel	44,600	45,800	49,400
Aluminium	5,700	5,800	5,800
Stainless steel – discontinued operations	–	–	400
	50,300	51,600	55,600

4. Employees continued

	2003	2002	2001
The average weekly number of employees by geographical segment on the Group's payroll during the period were:			
United Kingdom	**25,100**	25,900	28,800
Netherlands	**11,600**	11,900	12,400
Germany	**6,200**	6,450	6,700
Other areas	**7,400**	7,350	7,700
	50,300	51,600	55,600

5. Share of results of joint ventures and associated undertakings

	2003 £m	2002 £m	2001 £m
Continuing operations:			
Share of operating results:			
Joint ventures	**7**	5	10
Associated undertakings	**2**	(1)	–
	9	4	10
Discontinued operations:			
Share of operating results:			
Associated undertakings	**–**	20	14
Share of exceptional items:			
Associated undertakings	**–**	–	(5)
Amortisation of goodwill:			
Associated undertakings	**–**	(3)	(7)
Total net share of operating results	**9**	21	12
Net interest payable:			
Joint ventures	**(2)**	(1)	(2)
Associated undertakings	**(1)**	(1)	(3)
Share of results before taxation	**6**	19	7
Taxation (Note 7)	**(1)**	(6)	(5)
Share of results after taxation	**5**	13	2
Receivable in dividends:			
Subsidiary undertakings	**(4)**	(8)	(11)
Retained (Note 13)	**1**	5	(9)

6. Net interest and investment income

	2003 £m	2002 £m	2001 £m
Interest receivable	**13**	17	15
	13	17	15
Interest payable and similar charges:			
Bank loans and overdrafts	**(29)**	(26)	(35)
Other interest payable	**(80)**	(82)	(81)
	(109)	(108)	(116)
Finance leases	**(2)**	(1)	(2)
	(111)	(109)	(118)
Net interest and investment income	**(98)**	(92)	(103)

7. Taxation

	2003 **£m**	2002 £m	2001 £m
Taxation based on loss on ordinary activities for the period:			
The Group:			
UK corporation tax at 30%	**3**	2	25
Double tax relief	**(3)**	(2)	(25)
UK prior year (credit)/charge	**(3)**	(3)	1
Overseas prior year charge/(credit)	**8**	19	(7)
Overseas taxes	**38**	15	28
Current tax	**43**	31	22
Origination and reversal of timing differences	**(9)**	(31)	(81)
Reassessment of opening asset	**–**	73	–
Increase/(decrease) in discount	**9**	(2)	23
UK deferred tax	**–**	40	(58)
Origination and reversal of timing differences	**15**	(29)	(17)
(Increase)/decrease in discount	**(6)**	13	5
Overseas deferred tax	**9**	(16)	(12)
	52	55	(48)
Joint ventures (Note 5)	**1**	2	3
Associated undertakings (Note 5)	**–**	4	2
	53	61	(43)
The current tax charge reconciles with the standard rate of UK corporation tax as follows:			
Tax on Group result before results of joint ventures and			
associated undertakings at standard rate 30%	**(78)**	(127)	(141)
Temporary differences between taxable and accounting profit:			
Accelerated capital allowances	**25**	39	(5)
Other timing differences	**3**	(7)	95
Prior year charge/(credit)	**5**	16	(6)
Permanent differences	**88**	110	79
	43	31	22

The total taxation charge/(credit) in future periods will be influenced by a number of factors including changes to the corporation tax rates in force in the countries in which the Group operates. In addition current tax charges will also be affected by changes in the excess of tax depreciation over book depreciation of tangible fixed assets. The deferred tax charge will also be subject to the value of the deferred tax asset recognised for tax losses recoverable against future taxable profits within a time horizon that the directors consider more likely than not to occur (see Note 15). There is no tax effect of the exceptional items relating to the profit on sale of fixed assets and the profit on disposal of Group undertakings as shown on the face of the profit and loss account.

8. Result of the Company

Of the Group loss after taxation, a loss of £31m (2002: loss of £19m; 2001: profit of £23m) is attributable to the Company. The Company has taken advantage of the exemption under section 230 of the Companies Act 1985 allowing it not to present its own profit and loss account.

9. Dividends

	2003 **£m**	2002 £m	2001 £m
On ordinary shares:			
Interim dividend of nil (2002: nil; 2001: nil) per share	**–**	–	–
Proposed final dividend of nil (2002: nil; 2001: nil) per share	**–**	–	–
	–	–	–

10. Earnings per ordinary share

The loss per share has been calculated by dividing the loss attributable to shareholders by the weighted average number of ordinary shares outstanding during the period. As required by FRS 14 'Earnings per share', the weighted average number of shares used to calculate the basic loss per share has been restated for both 2002 and 2001. This is to reflect the bonus multiple of 1.029 inherent in the placing and open offer in December 2003. Further details of the placing and open offer are set out on page 91. Both the basic and diluted loss have been calculated as follows:

	2003 No. m	Restated 2002 No. m	Restated 2001 No. m
Weighted average number of shares in issue during the period and used to calculate:			
Basic loss per share	**3,297**	3,218	3,213
Dilutive effects of share options	**1**	21	23
Dilutive effects of 4.625% convertible debenture 2007	**97**	97	97
Dilutive effects of 3% convertible bond 2007	**234**	234	–
Diluted loss per share	**3,629**	3,570	3,333

	2003 £m	2002 £m	2001 £m
Loss during the period and used to calculate:			
Basic loss per share	**(305)**	(458)	(419)
Finance costs of 4.625% convertible debenture 2007	**5**	4	5
Finance costs of 3% convertible bond 2007	**6**	6	–
Taxation effect of these dilutions	**(3)**	(3)	(2)
Diluted loss per share	**(297)**	(451)	(416)

The Trustee of the Qualifying Employee Share Ownership Trust (QUEST) has waived all but a nominal amount of the dividend on the trust's holding of shares in the Company, and therefore these shares are not included in the calculation of earnings per share.

11. Intangible fixed assets

	The Group		
	Patents and trademarks £m	Goodwill £m	Total £m
Cost at beginning of period	5	157	**162**
Exchange translation differences	1	1	**2**
Cost at end of period	6	158	**164**
Amortisation at beginning of period	3	54	**57**
Charge for the period	1	7	**8**
Accelerated amortisation (Note 3)	–	1	**1**
Exchange translation differences	1	1	**2**
Amortisation at end of period	5	63	**68**
Net book value at 3 January 2004	1	95	**96**
Net book value at 28 December 2002	2	103	105

The goodwill arising on the acquisition of Corus Nederland BV is being amortised on a straight line basis over 15 years. Goodwill in respect of other acquisitions made is being amortised on a straight line basis of up to 20 years. These are the periods over which the directors estimate that the values of the businesses acquired are expected to exceed the value of their underlying assets.

12. Tangible fixed assets

	Land and buildings £m	Plant and machinery £m	Assets in course of construction £m	Total £m
		The Group		
Cost at beginning of period	1,119	7,204	158	**8,481**
Additions	2	76	85	**163**
Disposals	(23)	(146)	–	**(169)**
Exchange translation differences	27	92	7	**126**
Transfers and other movements	7	109	(116)	**–**
Cost at end of period	1,132	7,335	134	**8,601**
Depreciation at beginning of period	616	5,258	–	**5,874**
Charge for the period	35	280	–	**315**
Accelerated depreciation (Note 3)	20	27	–	**47**
Disposals	(13)	(143)	–	**(156)**
Exchange translation differences	8	27	–	**35**
Depreciation at end of period	666	5,449	–	**6,115**
Net book value at 3 January 2004	466	1,886	134	**2,486**
Loose plant, tools and spares (net book value)				**243**
				2,729
Net book value at 28 December 2002	503	1,946	158	2,607
Loose plant, tools and spares (net book value)				264
				2,871

(i)   Included above are fully depreciated assets with an original cost of £1,977m (2002: £2,070m) which are still in use. In addition, there are fully depreciated assets with an original cost of £294m (2002: £453m) which are permanently out of use and pending disposal, demolition or reapplication elsewhere in the business.

	2003 £m	2002 £m
(ii) The net book value of land and buildings comprises:		
Freehold	**443**	478
Long leasehold (over 50 years unexpired)	**6**	7
Short leasehold	**17**	18
	466	503
Which may be further analysed as:		
Assets held under finance leases:		
Cost	**42**	40
Accumulated depreciation	**(6)**	(4)
	36	36
Owned assets	**430**	467
	466	503
(iii) The net book value of plant and machinery comprises:		
Assets held under finance leases:		
Cost	**29**	31
Accumulated depreciation	**(28)**	(30)
	1	1
Owned assets	**1,885**	1,945
	1,886	1,946
(iv) The net book value of loose plant, tools and spares comprises:		
Cost	**587**	604
Accumulated depreciation and provisions	**(344)**	(340)
	243	264

Loose plant, tools and spares are shown at net book value. Due to the substantial number of items involved, and the many variations in their estimated useful lives, it is impracticable to give the details of movements normally disclosed in respect of tangible fixed assets.

13. Fixed asset investments

	Shares in subsidiary undertakings £m	Loans to subsidiary undertakings £m	Total £m
		The Company	
Cost at beginning of period	3,167	–	**3,167**
Additions	–	112	**112**
Cost and net book value at 3 January 2004	3,167	112	**3,279**
Cost and net book value at 28 December 2002	3,167	–	3,167

	Interests in joint ventures and associated undertakings £m	Loans to joint ventures and associated undertakings (Note 21) £m	Other investments (Note 21) £m	Other loans (Note 21) £m	Total £m
			The Group		
Cost at beginning of period	84	2	50	7	**143**
Additions and transfers	9	5	–	–	**14**
Disposals	(2)	(2)	–	(3)	**(7)**
Exchange translation differences	5	–	–	1	**6**
Cost at 3 January 2004	96	5	50	5	**156**
Share of post acquisition reserves at beginning of period	10	–	–	–	**10**
Share of results in period retained	1	–	–	–	**1**
Disposals	(2)	–	–	–	**(2)**
Exchange translation differences	(1)	–	–	–	**(1)**
Share of post acquisition reserves at end of period	8	–	–	–	**8**
Provisions at beginning of period	3	–	–	–	**3**
Additions	2	–	–	–	**2**
Provisions at 3 January 2004	5	–	–	–	**5**
Net book value at 3 January 2004	99	5	50	5	**159**
Net book value at 28 December 2002	91	2	50	7	150

(i) The Group owns 22,832 of its own shares (nominal value: £2,283; market value: £7,249) that are held in a QUEST to satisfy future exercise of options under the Corus Sharesave Scheme.

(ii) Additions to interests in joint ventures and associated undertakings include £3m of goodwill on the acquisition of additional shares in Segal SCRL (see Note 34).

(iii) The Company's main subsidiaries and investments are listed in Note 36.

14. Stocks

	2003 £m	2002 £m
	The Group	
Raw materials and consumables	**511**	472
Work in progress	**410**	387
Finished goods and goods for resale	**483**	478
	1,404	1,337

15. Debtors: amounts falling due after more than one year

	The Company		The Group	
	2003 **£m**	2002 £m	**2003** **£m**	2002 £m
Deferred tax assets	**3**	3	**143**	137
Prepaid pension costs (Note 32)	**–**	–	**336**	320
	3	3	**479**	457

	The Company		The Group	
	2003 **£m**	2002 £m	**2003** **£m**	2002 £m
The movement on the deferred tax assets is as follows:				
At beginning of period	**3**	3	**137**	177
Profit and loss account	**–**	–	**3**	(40)
Exchange translation differences	**–**	–	**2**	–
Reclassifications from provisions	**–**	–	**1**	–
At end of period	**3**	3	**143**	137

	The Company		The Group	
	2003 **£m**	2002 £m	**2003** **£m**	2002 £m
The deferred tax assets are made up as follows:				
Pension prepayment	**–**	–	**(24)**	(27)
Accelerated capital allowances	**–**	–	**(107)**	(170)
Tax losses	**3**	3	**216**	264
Other timing differences	**–**	–	**62**	67
	3	3	**147**	134
Discount	**–**	–	**(4)**	3
	3	3	**143**	137

The deferred tax assets of £143m (2002: £137m), which mainly arise in the UK, are recoverable against future forecast taxable profits within a time horizon that the directors consider to be more likely than not to occur. Deferred tax assets have not been recognised in respect of total tax losses with a value of £1,749m (2002: £1,390m). These include UK losses of £1,197m (2002: £831m). The increase in the value of UK losses not recognised comprises current year losses of £224m and previously recognised losses of £142m.

16. Debtors: amounts falling due within one year

	The Company		The Group	
	2003 **£m**	2002 £m	**2003** **£m**	2002 £m
Trade debtors	**–**	–	**1,020**	1,041
Less allowances for doubtful debts	**–**	–	**(50)**	(46)
	–	–	**970**	995
Amounts owed by joint ventures	**–**	–	**29**	26
Amounts owed by associated undertakings	**–**	–	**3**	5
UK corporation tax	**–**	–	**5**	6
Overseas taxation	**–**	–	**8**	36
Other debtors	**–**	–	**118**	173
Dividends due from subsidiary undertakings	**4**	–	**–**	–
	4	–	**1,133**	1,241

16. Debtors: amounts falling due within one year continued

On 18 April 2002, Corus launched a revolving period securitisation programme under which it may offer to assign all of its rights, title and interest in a pool of invoiced trade debtors to a third party which is funded ultimately in the commercial paper markets.

Cash advanced, as non-returnable proceeds, against this pool takes into account, inter alia, the risks that may be attached to the debtors and the expected collection period. Under FRS 5 'Reporting the substance of transactions' the cash advanced has been offset against the assigned trade debtors in a linked presentation on the face of the balance sheet. Included within debtors due within one year are the following amounts:

	The Group	
	2003 £m	2002 £m
Securitised gross trade debtors	338	293
Less non-returnable proceeds	(215)	(181)
Net securitised trade debtors	123	112
Other trade debtors	847	883
Total trade debtors	970	995

The Group is not obliged, and does not intend, to support any losses arising from the assigned debtors against which cash has been advanced. In the event of default in payment by a debtor, the providers of the finance will seek repayment of cash advanced, as to both principal and interest, only from the remainder of the pool of debtors in which they hold an interest. Repayment will not be sought from the Group in any other way.

17. Short term investments

	The Group	
	2003 £m	2002 £m
Short term investments include:		
Deposits within 3 months of maturity when acquired	132	39
Other short term deposits	6	1
	138	40

18. Creditors: amounts falling due within one year

	The Company		The Group	
	2003 £m	2002 £m	2003 £m	2002 £m
Bank overdrafts (Note 20)	–	–	34	36
6.75% Debenture stock 2004 (Note 20)	–	–	64	–
Other loans (Note 20)	3	3	14	41
Obligations under finance leases (Note 20)	–	–	1	1
Trade creditors	–	–	986	1,047
Amounts owed to subsidiary undertakings	70	–	–	–
Amounts owed to joint ventures	–	–	4	4
Amounts owed to associated undertakings	–	–	2	2
Overseas taxes	–	–	94	121
Other taxation and social security	–	–	43	44
Other creditors	9	14	341	340
	82	17	1,583	1,636

Amounts owed to subsidiary undertakings represent short term loans.

Loans of £164m (2002: £283m) drawn down under syndicated facilities extending to 2006 have been included in the Group value of Creditors: amounts falling due after more than one year, as amounts borrowed for short term periods may effectively be renewed at the Company's option. Interest has been charged at rates varying between 2.8% and 8.0% (2002: 2.9% and 6.1%) on those loans during the year.

Other creditors include amounts provided in respect of interest, capital expenditure, insurances, holiday pay, other employment costs and sundry other items.

19. Creditors: amounts falling due after more than one year

	The Company		The Group	
	2003 **£m**	2002 £m	**2003** **£m**	2002 £m
Borrowings (Note 20):				
6.75% Debenture stock 2004	–	–	**–**	60
5.375% Eurobond 2006	–	–	**279**	257
3% Unsubordinated convertible bond 2007 (Note 26)	**213**	196	**213**	196
4.625% Subordinated convertible debenture loan 2007 (Note 26)	–	–	**119**	113
5.625% Debenture stock 2008	–	–	**95**	87
6.75% Bonds 2008	–	–	**198**	198
11.5% Debenture stock 2016	–	–	**150**	150
Bank and other loans	–	–	**185**	325
Obligations under finance leases	–	–	**41**	42
	213	196	**1,280**	1,428
Amounts owed to subsidiary undertakings	–	226	**–**	–
Other creditors	–	–	**28**	36
	213	422	**1,308**	1,464

Amounts owed to subsidiary undertakings by the Company represent loans with no fixed repayment date.

	The Group	
	2003 **£m**	2002 £m
An analysis of other creditors by currency is set out below:		
Sterling	**25**	33
Euros	**1**	2
US Dollars	**1**	1
Other	**1**	–
	28	36

These other creditors are due for repayment after five years and are not subject to interest.

20. Borrowings and finance leases

(i) The currency and interest exposure of gross borrowings of the Group at 3 January 2004 is as follows:

	2003				2002			
	Fixed rate borrowings £m	**Floating rate borrowings £m**	**Zero rate borrowings £m**	**Total £m**	Fixed rate borrowings £m	Floating rate borrowings £m	Zero rate borrowings £m	Total £m
Sterling	**377**	**19**	**–**	**396**	378	151	–	529
US Dollars	**–**	**159**	**–**	**159**	4	175	–	179
Euros	**791**	**17**	**9**	**817**	733	14	12	759
Other	**16**	**5**	**–**	**21**	16	23	–	39
	1,184	**200**	**9**	**1,393**	1,131	363	12	1,506

	2003		2002	
	Weighted average fixed interest rate %	**Weighted average time for which rate is fixed years**	Weighted average fixed interest rate %	Weighted average time for which rate is fixed years
Sterling	**8.8**	**8.4**	8.6	9.5
US Dollars	**–**	**–**	3.0	0.6
Euros	**4.8**	**2.8**	4.8	3.9
Other	**4.3**	**0.9**	4.4	2.5

The majority of floating rate borrowings are bank borrowings bearing interest rates based on LIBOR or official local rates. These rates are fixed for periods of up to six months. The zero rate borrowings have a weighted average maturity of 1.5 years (2002: 2.5 years).

The weighted average interest rate on short term borrowings was 4.1% (2002: 4.6%) and on long term borrowings was 5.7% (2002: 6.1%).

20. Borrowings and finance leases continued

(ii) The maturity of borrowings is as follows:

	The Company		The Group	
	2003 £m	2002 £m	**2003 £m**	2002 £m
In one year or less or on demand	**73**	3	**116**	82
Between one and two years	**–**	–	**16**	356
Between two and three years	**–**	–	**447**	25
Between three and four years	**213**	–	**337**	265
Between four and five years	**–**	196	**299**	301
More than five years	**–**	–	**210**	512
	286	199	**1,425**	1,541
Less: amounts representing interest in future minimum lease payments	**–**	–	**(32)**	(35)
	286	199	**1,393**	1,506
Amounts falling due within one year	**73**	3	**113**	78
Amounts falling due after more than one year	**213**	196	**1,280**	1,428

(iii) The maturity of undrawn committed borrowing facilities of the Group is as follows:

	2003 £m	2002 £m
In one year or less (see (iv) below)	**3**	312
Between one and two years	**292**	624
More than two years	**246**	12
	541	948

Total unutilised bank facilities at 3 January 2004 were £674m (2002: £1,140m).

(iv) On 31 January 2001, Corus entered into a three year €2,400m bank facility. It substantially replaced all of the committed bank facilities of Corus UK Limited and Corus Nederland BV. This facility was reduced in stages until, as at 28 December 2002, the facility stood at €1,400m, with amounts drawn down of €455m. Subsequently, on 31 July 2003, the Company signed a new €1,200m banking facility to replace the one that was due to expire at the end of January 2004. The new amortising syndicated facility has a final maturity date of 30 June 2006, and provides committed bank financing for Corus' working capital requirements. The principal terms of the new facility are:

- Committed funding of €1,200m until the end of January 2004, reducing to €1,000m until the end of June 2005; then €800m until the end of December 2005; and €600m until the end of June 2006.

- Fixed security over shares in Corus UK Limited, Corus Property Limited, Corus CNBV Investments Limited and Corus Nederland BV. A floating charge over the assets of Corus Group plc, Corus UK Limited, Corus Finance plc, Corus Property Limited and Corus CNBV Investments Limited. The amounts secured by the floating charges over Corus UK Limited and Corus Finance plc, taken together with certain other permitted secured debt, are subject to a cap of 20% of tangible assets, consistent with the terms of the £150m 2016 debenture stock.

- Covenants (after allowing for impairment/restructuring costs):
  - Group EBITDA/net interest cover shall not be less than: 2.0 until the end of December 2003; 2.5 until the end of June 2004; 3.0 until the end of December 2004; 3.5 until the end of December 2005; and 4.0 until the end of June 2006.
  - Group net tangible worth shall not be less than £2,500m.
  - Dividends of up to 30% of net distributable earnings from ordinary activities are permitted, subject to a Group EBITDA/net interest cover of at least seven times.
  - Group gearing (net debt/net tangible worth) shall not exceed: 75% until the end of June 2004; 65% until the end of June 2005; and 60% until the end of June 2006.
  - Corus Nederland BV net consolidated tangible worth shall not be less than €2,000m, and Corus Nederland BV cumulative consolidated net EBITDA shall not be below €150m for the six months to the end of December 2003, plus €75m for each quarter thereafter.

On 11 December 2003, following receipt of monies under the placing and open offer, Corus voluntarily cancelled €200m of the committed funding available under the facility which was due to be reduced under the terms of the facility on 31 January 2004. The present commitment under the facility is €1,000m.

(v) The 11.5% Debenture stock 2016 (see Note 19) is secured by a floating charge over the assets of Corus UK Limited. The Debenture stock contains various covenants, the most onerous of which is that the aggregate value of tangible assets of Corus UK Limited situated in the UK shall not be less than £2,000m.

(vi) The other Bonds, Eurobond and other Debenture stock (see Notes 18 and 19) are unsecured and contain no financial covenants. Under the terms of the 6.75% Bonds 2008 the Company has agreed that no further charges will be created over the assets of Corus UK Limited to support bond debt other than the Debenture stock described in (v) above.

(vii) The €307m 3% Guaranteed Convertible Unsubordinated Bonds due 2007, issued by the Company, are unconditionally and irrevocably guaranteed by Corus UK Limited.

21. Currency and interest rate profile of financial assets and liabilities

(i) The currency and interest exposure of current financial assets of the Group at 3 January 2004 is as follows:

	Cash £m	Short term investments (Note 17) £m	2003 Total £m	Cash £m	Short term investments (Note 17) £m	2002 Total £m
Sterling	85	38	123	82	37	119
US Dollars	32	1	33	47	–	47
Euros	89	98	187	57	3	60
Swedish Kronor	5	–	5	3	–	3
Other currencies	31	1	32	41	–	41
	242	138	380	230	40	270
Floating interest rate	242	–	242	230	–	230
Fixed interest rate	–	138	138	–	40	40
	242	138	380	230	40	270

Short term investments are deposits for periods not exceeding one year and the weighted average interest rate was 3.2% (2002: 3.6%). During each of the periods above cash earned interest at a floating rate based on LIBOR or other official local rates.

(ii) The currency and interest exposure of long term financial assets (Note 13) of the Group as at 3 January 2004 is as follows:

	2003				2002			
	Fixed rate long term financial assets £m	Floating rate long term financial assets £m	Zero rate long term financial assets £m	Total £m	Fixed rate long term financial assets £m	Floating rate long term financial assets £m	Zero rate long term financial assets £m	Total £m
Sterling	26	5	–	31	14	2	–	16
US Dollars	1	1	–	2	7	–	1	8
Euros	7	8	3	18	21	2	5	28
Other	9	–	–	9	7	–	–	7
	43	14	3	60	49	4	6	59
Loans in fixed asset investments				10				9
Other fixed asset investments				50				50

	2003		2002	
	Weighted average fixed interest rate %	Weighted average time for which rate is fixed years	Weighted average fixed interest rate %	Weighted average time for which rate is fixed years
Sterling	3.9	0.6	4.3	2.0
US Dollars	5.6	17.2	5.4	11.2
Euros	4.4	8.1	4.9	8.4
Other	3.0	6.4	2.0	10.0

(iii) Of the other fixed asset investments of £50m above, the following amounts are held by Crucible Insurance Company Limited and Hoogovens Verzekeringsmaatschappij NV to fund insurance liabilities of the Group:

	2003		2002	
	Book value £m	Market value £m	Book value £m	Market value £m
UK listed investments	26	26	14	14
Overseas listed investments	17	17	33	33
Other investments	5	5	1	1
	48	48	48	48

(iv) Contractual maturities of other fixed asset investments are as follows:

	2003 £m	2002 £m
Within one year	25	11
Between two and five years	5	12
Greater than five years	12	23

21. Currency and interest rate profile of financial assets and liabilities continued

The remaining instruments do not have contractual maturity dates. The fixed interest rates for investments range from nil to 8.0% (2002: 1.4% to 8.0%).

(v) Details of financial liabilities are contained in Notes 20 and 25.

22. Currency analysis of net assets

The Group's net assets by principal currency at 3 January 2004 are:

	2003				2002			
	Operational net assets by currency of operations £m	Cash and short term investments £m	Gross borrowings £m	Net investment £m	Operational net assets by currency of operations £m	Cash and short term investments £m	Gross borrowings £m	Net investment £m
Sterling	**1,775**	**123**	**(396)**	**1,502**	1,904	119	(529)	1,494
US Dollars	**85**	**33**	**(159)**	**(41)**	141	47	(179)	9
Euros	**1,810**	**187**	**(817)**	**1,180**	1,778	60	(759)	1,079
Swedish Kronor	**16**	**5**	**–**	**21**	21	3	–	24
Other	**171**	**32**	**(21)**	**182**	161	41	(39)	163
	3,857	**380**	**(1,393)**	**2,844**	4,005	270	(1,506)	2,769

The Group's policy is to protect the value following translation of assets denominated in foreign currency and therefore to hedge a proportion of material overseas investments with foreign currency borrowings consistent with maintaining a prudent approach to the value of currency liabilities when translated back to sterling. In the case of the investment in Corus Nederland BV, where the risk tends to be balanced over time by the contra-effect of exchange rate movements on its competitiveness and profitability, only a partial hedge is undertaken. The period end position was compatible with the Group's policy and strategy which was applied consistently throughout the period.

The Group hedges substantially 100% of its contracted currency transaction exposure by way of forward currency exchange contracts and options. In this respect, no material gains or losses are recognised in the profit and loss account.

23. Financial instruments

In the ordinary course of business Corus uses certain financial instruments to reduce business risks which arise from its exposure to foreign exchange, base metal prices and interest rate fluctuations. The instruments are confined principally to forward foreign exchange contracts, forward rate agreements, options and London Metal Exchange contracts. These inevitably involve elements of credit and market rate risk in excess of the amounts required to be recognised in the accounts.

Credit risk arises from the possible failure of counter-parties to meet their obligations under the instruments. However counter-parties are established banks and financial institutions with high credit ratings and Corus continually monitors each institution's credit quality and limits as a matter of policy the amount of credit exposure to any one of them. The Group's theoretical risk is the cost of replacement at current market prices of these transactions in the event of default by counter-parties. Management believes that the risk of incurring such losses is remote. Underlying principal amounts are not at risk.

Market risk arises as a consequence of fluctuations in foreign exchange rates, interest rates and commodity prices. The market risk associated with financial instruments is controlled by means of trading limits and monitoring systems. The instruments detailed below are employed as hedges of transactions included in the accounts or for firm contractual commitments. These contracts do not generally extend beyond 12 months other than for certain long term contracts principally in the aluminium businesses, which may extend up to four years.

The total value, being the sum of both sales and purchase contracts, of financial instruments with off-balance sheet risk are as follows:

	2003 £m	2002 £m
Foreign exchange contracts	**810**	983
Commodity futures and contracts	**347**	241

The contract or notional amounts of these instruments reflect the volume of activity in particular classes of financial instrument. They do not represent the considerably lower amount of credit and market risk to which the Group is exposed. Corus does not believe it is exposed to any material concentrations of credit risk. The fair market value of these instruments are presented in Note 24. Details of guarantees are given in Note 30.

24. Fair values of the Group's financial instruments

The major financial risks facing the Group and the objectives and policies for holding financial instruments are discussed in the Financial review on pages 33 and 34. Short term debtors and creditors have been excluded from all financial instruments disclosures.

	2003		2002	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Financial assets:				
Cash and short term investments (i) (Note 17)	**380**	**380**	270	270
Loans to joint ventures and associated undertakings (ii) (Note 13)	**5**	**5**	2	2
Other loans (ii) (Note 13)	**5**	**5**	7	7
Other investments (iii) (Note 13)	**50**	**50**	50	50
Financial liabilities:				
Short term borrowings (i) (Note 18)	**(113)**	**(113)**	(78)	(78)
Long term borrowings (iv) (Note 19)	**(1,280)**	**(1,162)**	(1,428)	(1,197)
Unrecognised financial instruments:				
Foreign exchange contracts (v)	**–**	**4**	–	1
Commodity futures (v)	**–**	**39**	–	(3)
	(953)	**(792)**	(1,177)	(948)

The following notes summarise the principal methods and assumptions that are used in estimating the fair values of financial instruments.

Investment securities and long term borrowings are valued at market prices. The fair values of derivatives generally reflect the estimated amounts that the Group would receive or pay to terminate the contracts at 3 January 2004, thereby taking into account the current unrealised gains or losses of open contracts. Market rates are available for all of the Group's derivatives.

(i) The fair values of cash, short term investments and short term borrowings approximate to their book values due to their short term nature.

(ii) For those loan investments, bearing either no interest or a floating rate of interest, it is deemed that the carrying amount approximates to the fair value. For those bearing a fixed rate of interest, unless there is a significant difference between the fixed rate and the rate at which the Group could make a similar loan in current conditions, it is deemed the carrying amount approximates to the fair value.

(iii) Fair values of other investments are provided by independent fund managers, and are based on quoted market prices or dealer quotes.

(iv) £200m (2002: £363m) of borrowings are with variable rate terms, for which carrying amount approximates to fair value because of the frequency of re-pricing at market value. The remaining £1,193m (2002: £1,143m) of borrowings are fixed. For these, fair values are based on quoted market values where appropriate, or are estimated by discounting future cash flows using rates currently available to the Group for borrowings with similar terms.

(v) The fair value of forward foreign exchange contracts and commodity futures is the net amount that the Group would receive or pay, after settlement of transactions already recorded in the balance sheet.

(vi) Both short term and long term debtors and trade or other creditors, as well as provisions have fair values which approximate to their book values and are therefore excluded from the table.

The Group does not use any of the instruments mentioned above for the purposes of speculation.

The following table shows the maturity profile of unrecognised gains and losses on hedges:

	Gains 2003 £m	Losses 2003 £m	Net total 2003 £m	Net total 2002 £m
Unrecognised gains/(losses) on hedges at beginning of period	1	(3)	**(2)**	(29)
(Losses)/gains arising in previous years recognised in the period	(1)	3	**2**	29
Gains/(losses) arising before start of period not recognised in the period	–	–	**–**	–
Unrecognised gains arising during the year	43	–	**43**	1
Unrecognised losses arising during the year	–	–	**–**	(3)
Unrecognised gains/(losses) on hedges at end of period	43	–	**43**	(2)
Gains/(losses) expected to be recognised in following period	43	–	**43**	(2)

25. Provisions for liabilities and charges

	Rationalisation costs £m	Deferred tax £m	Insurance (Accounting policy note vii) £m	Pensions and post retirement benefits £m	Other £m	**Total 2003 £m**	Total 2002 £m
				The Group			
At beginning of period	118	136	16	211	41	**522**	576
Exchange translation differences	–	14	–	13	3	**30**	21
Charges to profit and loss account	102	12	3	9	11	**137**	60
Releases to profit and loss account	(23)	–	–	–	–	**(23)**	(89)
Disposals	–	–	–	–	–	**–**	(2)
Reclassifications	–	1	–	–	–	**1**	31
Utilised in period	(44)	–	–	(10)	(8)	**(62)**	(75)
At end of period	153	163	19	223	47	**605**	522

(i) Rationalisation costs include redundancy provisions as follows:

	By value		Related employee numbers	
	2003 £m	2002 £m	**2003 No.**	2002 No.
At beginning of period	**32**	80	**1,284**	3,202
Exchange translation differences	**1**	–	**–**	–
Group charge for redundancies (across manufacturing, selling, distribution and administration)	**58**	8	**2,187**	533
Released to profit and loss account	**(7)**	(22)	**(201)**	(867)
Utilised during the period	**(25)**	(34)	**(1,091)**	(1,584)
At end of period	**59**	32	**2,179**	1,284

	2003 £m	2002 £m
Other rationalisation costs provided include:		
Onerous lease payments relating to unutilised premises	**9**	7
Environmental clean up costs	**28**	38
Contract terminations	**–**	2

Although the precise timing in respect of rationalisation provisions including redundancy is not known, the majority is expected to be incurred within two years.

(ii) Rationalisation provisions include £3m (2002: £2m) of financial liabilities due within one year, £2m (2002: £4m) in one to two years, £3m (2002: £nil) in two to five years and £1m (2002: £3m) in over five years. These amounts are principally denominated in sterling and bear no interest.

(iii) Deferred tax provided is made up as follows:

	2003 £m	2002 £m
	The Group	
Pension prepayment	**66**	59
Accelerated capital allowances	**65**	75
Tax losses carried forward	**(15)**	(20)
Other timing differences	**57**	27
Undiscounted provision for deferred tax	**173**	141
Discount	**(10)**	(5)
Discounted provision for deferred tax	**163**	136

(iv) The insurance provisions relate to Crucible Insurance Company Limited which underwrites marine cargo, employers' liability, public liability and retrospective hearing impairment policies for the Group. These provisions are subject to regular review and are adjusted as appropriate; the value of final insurance settlements is uncertain and so is the timing of expenditure.

(v) Other provisions include £10m (2002: £9m) for product warranty claims. During the period there were charges to the profit and loss account of £3m (2002: £3m) and cash settlements of £2m (2002: £9m) against these claims. The other provisions also include environmental provisions for which the timing of any potential expenditure is uncertain.

26. Share capital

The share capital of the Company is shown below:

Authorised	2003 £m	2002 £m
4,400,099,998 ordinary shares of 50p each	–	2,200
9,978,327,388 ordinary shares of 10p each	998	–
3,130,418,153 deferred shares of 40p each	1,252	–
	2,250	2,200

Allotted, called up and fully paid	2003 £m	2002 £m
3,130,418,053 ordinary shares of 50p each	–	1,565
4,434,759,050 ordinary shares of 10p each	444	–
3,130,418,153 deferred shares of 40p each	1,252	–
	1,696	1,565

Movements in share capital are set out below, both before and after the placing and open offer (iii):

Authorised	Deferred shares No. of shares	£m	Ordinary shares No. of shares	£m
At 29 December 2001 and 28 December 2002 – ordinary shares of 50p each	–	–	4,400,099,998	2,200
At 8 December 2003 – share capital subdivision and conversion (iii)	3,130,418,153	1,252	9,478,827,378	948
Increase on 8 December 2003 – new ordinary shares of 10p each	–	–	499,500,010	50
At 3 January 2004	3,130,418,153	1,252	9,978,327,388	998

Issued	Deferred shares No. of shares	£m	Ordinary shares No. of shares	£m
At 29 December 2001 – ordinary shares of 50p each	–	–	3,126,779,223	1,564
Exercise of share options (i)	–	–	585,540	–
Awards of shares under Employee Share Ownership Plan (ii)	–	–	3,053,290	1
At 28 December 2002 – ordinary shares of 50p each	–	–	3,130,418,053	1,565
Exercise of share options (i)	–	–	100	–
At 8 December 2003 – share capital subdivision and conversion (iii)	3,130,418,153	1,252	3,130,418,153	313
Shares issued under placing and open offer on 8 December 2003	–	–	1,304,340,897	131
At 3 January 2004	3,130,418,153	1,252	4,434,759,050	444

(i) Exercised at 107p (2002: prices ranging between 51p and 129p). The consideration received was £nil (2002: £nil).

(ii) Shares awarded in 2002 were awarded at prices ranging between 53p and 88p. The consideration received was £nil (2002: £3m).

(iii) Ordinary shareholders of the Company on the register at the close of business on 7 November 2003 were offered, by way of a placing and open offer, 1,304m new ordinary shares on the basis of five new ordinary shares of 10p each per 12 existing ordinary shares of 50p held. These shares were fully subscribed, resulting in total proceeds on issue of £291m received on 11 December 2003. These proceeds were net of share issue expenses of £16m, which have been written off to the share premium account.

Prior to the placing and open offer, the nominal value of 50p of each existing ordinary share exceeded the proposed issue price of 23.5p per new share. As a matter of company law, it was not possible for the Company to issue shares at less than their nominal value and therefore in order to effect the placing and open offer the existing issued ordinary shares were subdivided and converted from one existing ordinary share of 50p into one ordinary share of 10p and one deferred share of 40p and each existing unissued ordinary share was converted into five ordinary shares of 10p. This resulted in 9,478m unissued ordinary shares (of which 3,130m were in issue) and 3,130m deferred shares being created under a share capital reorganisation.

Each ordinary share of 10p has the same rights (including voting rights and dividend rights and rights on a return of capital) as each ordinary share of 50p did prior to the share capital reorganisation. The rights attached to the deferred shares, which are not listed, renders them effectively worthless and it is intended that they will be cancelled and an appropriate reserve created in due course. The share capital reorganisation did not affect the Company's or the Group's net assets.

26. Share capital continued

Rights to subscribe for shares:
Share options

	Executive scheme name	Sharesave scheme name
Former British Steel schemes:	Corus UK Executive Corus Overseas Executive	Corus UK Sharesave
Corus schemes:	Corus Executive	Corus Sharesave

The former British Steel schemes were schemes operated by British Steel plc for granting options over shares in that company to eligible employees. Options over British Steel shares were converted into options over Corus shares on 6 October 1999 when British Steel plc merged with Koninklinjke Hoogovens NV to form Corus Group plc. The exercisable value of the option was maintained but at a revised price over a revised number of shares. No further options could be granted under any of these schemes after the merger.

Corus Group plc operates two schemes for employees. The larger scheme is the Sharesave Scheme for which the majority of UK employees are eligible. The other scheme is for senior employees and is described more fully in the Report on remuneration on pages 50 and 51. The only options granted during the year were under the Corus Executive Scheme to one new participant in accordance with the rules of that scheme.

Options held under all of the schemes have been adjusted as at 8 December 2003 as a consequence of the placing and open offer, the exercisable value of the option being maintained but at a revised price over a revised number of shares. Details of options outstanding immediately prior to and after this adjustment are provided below.

(i) Options under all executive schemes are normally exercisable between the third and tenth anniversary of the date of grant. Options are granted at a price which is the average of the market value of an ordinary share on the London Stock Exchange on the three business days immediately preceding the date of grant.

(ii) Options under both sharesave schemes are normally exercisable on completion of a three or five year savings contract at the choice of the employee. Options are granted at a price not less than 80% of the average of the market value of an ordinary share on the London Stock Exchange on three consecutive dealing days immediately preceding the date of invitation and within 30 days of the date of grant.

Options outstanding together with their exercise prices and dates of exercise are set out below, with an adjustment made following the placing and open offer.

	New ordinary shares of 10p			Old ordinary shares of 50p			
	Adjusted price per share	At 3 Jan 2004 Adjusted No. of shares	At 8 Dec 2003 Adjusted No. of shares	Price per share	At 8 Dec 2003 No. of shares	At 28 Dec 2002 No. of shares	Normal dates of exercise
Corus UK Sharesave Scheme	86p	9,647	46,788	88p	45,385	16,485,492	2003
Corus Sharesave Scheme	50p	25,238,974	25,418,290	51p	24,655,929	33,163,193	2004
	50p	36,217,368	36,454,089	51p	35,360,735	47,537,770	2006
Corus UK Executive Share Option Scheme	–	–	–	74p	–	361,926	1996-2003
	104p	1,495,202	1,737,223	107p	1,685,119	2,192,884	1997-2004
	126p	1,574,317	1,782,240	130p	1,728,786	2,262,188	1998-2005
	134p	421,480	421,480	138p	408,839	474,802	1999-2006
	118p	1,568,318	1,568,318	122p	1,521,280	1,878,434	2000-2007
	125p	2,101,923	2,101,923	129p	2,038,881	2,546,201	2002-2009
Corus Overseas Executive Share Option Scheme	126p	8,691	8,691	130p	8,430	8,430	1998-2005
	134p	1,847,559	1,847,559	138p	1,792,146	2,187,085	1999-2006
	118p	2,570,908	2,570,908	122p	2,493,800	3,023,631	2000-2007
	125p	7,725,388	7,798,337	129p	7,564,444	8,369,857	2002-2009
Corus Executive Share Option Scheme	117p	24,422,082	24,539,607	120p	23,803,600	24,635,400	2003-2010
	103p	117,113	117,113	106p	113,600	113,600	2003-2010
	54p	29,373,592	29,574,414	55p	28,687,400	29,694,600	2004-2011
	49p	820,612	820,612	50p	796,000	796,000	2004-2011
	16p	3,402,036	3,402,036	16p	3,300,000	–	2006-2013

26. Share capital continued

Movements in ordinary shares under option schemes are set out below:

	Corus UK Sharesave No. of shares 000s	Corus Sharesave No. of shares 000s	Weighted average price	Corus UK Executive No. of shares 000s	Corus Overseas Executive No. of shares 000s	Corus Executive No. of shares 000s	Weighted average price
At 30 December 2000	60,794	–	93p	11,167	15,805	27,778	123p
Granted	–	91,857	51p	–	–	32,882	55p
Exercised	–	(1)	51p	(2)	–	(166)	56p
Forfeited, expired or lapsed	(41,999)	(2,129)	92p	(1,122)	(956)	(2,742)	112p
At 29 December 2001	18,795	89,727	58p	10,043	14,849	57,752	97p
Exercised	–	(287)	51p	(1)	–	(297)	56p
Forfeited, expired or lapsed	(2,309)	(8,739)	59p	(326)	(1,260)	(2,215)	102p
At 28 December 2002	16,486	80,701	58p	9,716	13,589	55,240	97p
Granted	–	–	–	–	–	3,300	16p
Exercised	–	–	–	–	–	–	–
Forfeited, expired or lapsed	(16,440)	(20,684)	68p	(2,333)	(1,730)	(1,839)	110p
At 8 December 2003 prior to adjustment for placing and open offer	46	60,017	52p	7,383	11,859	56,701	92p
At 8 December 2003 after adjustment for placing and open offer	47	61,872	50p	7,611	12,225	58,454	89p
Exercised	–	–	–	–	–	–	–
Forfeited, expired or lapsed	(37)	(416)	53p	(450)	(73)	(318)	101p
At 3 January 2004	10	61,456	50p	7,161	12,152	58,136	89p

Options were exercisable as set out below:

Corus Group plc shares							
At 29 December 2001	–	–	–	6,239	5,582	6,199	116p
At 28 December 2002	–	–	–	6,093	5,291	8,372	112p
At 3 January 2004	10	587	51p	3,913	5,623	14,528	102p

Options were granted under the Corus Executive Share Option Scheme on 14 May 2003 at 16p per share (2002: nil), the option price being equivalent to the market value of the options at the date of grant.

At 3 January 2004 there were 120.8m ordinary shares available for granting options under the Corus Executive Share Option Scheme and the Corus Sharesave Scheme.

Other rights
(i) The Employee Share Ownership Plan (ESOP) was introduced in 2001 with an offer of free and partnership shares in accordance with the rules of the scheme. Eligible employees are allowed to make contributions from pre-tax salary to buy Corus shares, which are held in trust (partnership shares). Shares may be issued to satisfy awards of free and partnership shares at the market value of an ordinary share on the London Stock Exchange on the day prior to award. No shares were issued to the trust during the year.

(ii) Holders of convertible debt can exercise their conversion rights throughout the unexpired term of the loans and be issued with Corus Group plc ordinary shares of 10p each as set out below:

Corus Nederland BV 4.625% Convertible Debenture Loan 2007	Nominal amount €m	No. of shares to be issued	Period during which right is exercisable	Consideration to be received
At 28 December 2002	152	96,693,438	2000-2007	£99m
At 3 January 2004	152	96,693,438	2000-2007	£107m

Corus Group plc €307m 3% Guaranteed Convertible Unsubordinated Bonds 2007	Nominal amount €m	No. of shares to be issued	Period during which right is exercisable
At 28 December 2002	307	234,351,152	2002-2007
At 3 January 2004	307	234,351,152	2002-2007

No adjustment was required to the number of shares to be issued or the conversion price as a result of the placing and open offer.

27. Reconciliation of movements in share capital and reserves

	Share capital £m	Share premium account £m	Statutory reserve £m	Other reserves £m	Profit and loss account — Profit and loss reserves £m	Profit and loss account — Joint ventures and associated undertakings reserves £m	Total £m
The Company							
At 29 December 2001	1,564	5	–	796	382	–	2,747
Loss retained	–	–	–	–	(19)	–	(19)
New shares issued	1	2	–	–	–	–	3
At 28 December 2002	1,565	7	–	796	363	–	2,731
Loss retained	–	–	–	–	(31)	–	(31)
New shares issued	131	176	–	–	–	–	307
Share issue expenses	–	(16)	–	–	–	–	(16)
At 3 January 2004	1,696	167	–	796	332	–	2,991
The Group							
At 30 December 2000	1,561	5	2,338	201	(563)	(47)	3,495
Loss retained	–	–	–	–	(417)	(2)	(419)
Exchange translation differences on foreign currency net investments	–	–	–	–	(58)	–	(58)
Transfers and disposals	–	–	–	–	(1)	1	–
Transfer of goodwill	–	–	–	–	40	–	40
New shares issued	3	–	–	–	–	–	3
At 29 December 2001	1,564	5	2,338	201	(999)	(48)	3,061
(Loss)/profit retained	–	–	–	–	(466)	8	(458)
Exchange translation differences on foreign currency net investments	–	–	–	–	84	(1)	83
Transfers and disposals	–	–	–	–	(51)	51	–
Transfer of goodwill	–	–	–	–	33	–	33
New shares issued	1	2	–	–	–	–	3
At 28 December 2002	1,565	7	2,338	201	(1,399)	10	2,722
(Loss)/profit retained	–	–	–	–	(306)	1	(305)
Exchange translation differences on foreign currency net investments	–	–	–	–	90	(1)	89
Transfers and disposals	–	–	–	–	2	(2)	–
New shares issued	131	176	–	–	–	–	307
Share issue expenses	–	(16)	–	–	–	–	(16)
At 3 January 2004	1,696	167	2,338	201	(1,613)	8	2,797

(i) The statutory reserve of £2,338m arises in Corus UK Limited under section 7(1) of the British Steel Act 1988. £381m of the statutory reserves are available for distribution; the balance of £1,957m are restricted reserves which may only be applied in paying up unissued shares to be allotted to members as fully paid bonus shares.

(ii) Distributable retained profits of subsidiaries, joint ventures and associated undertakings attributable to the Group include £501m (2002: £360m) retained overseas. Deferred tax has not been provided on earnings retained overseas as it is not intended to remit earnings which would give rise to significant UK tax liabilities after taking account of any related double tax relief.

(iii) Retained profits of subsidiary undertakings include £14m (2002: £14m) which is considered by the directors as not available for distribution.

(iv) As at 3 January 2004, the cumulative net goodwill written off to Group reserves resulting from acquisitions prior to 28 March 1998 amounts to £252m (2002: £252m) (see Presentation of accounts and accounting policies Note II).

(v) There was a foreign exchange loss of £20m (2002: £6m) arising on certain foreign currency borrowings. This has been set off against exchange differences on foreign currency investments and deposits. The cumulative effect of exchange translation differences on foreign currency borrowings is to reduce shareholders' funds by £124m (2002: £104m).

(vi) The application of merger accounting principles to the Group reconstruction (see Presentation of accounts and accounting policies Note II) gave rise to a merger adjustment which is included within other reserves. The balances shown above under other reserves include the effect of merger accounting for the creation of the Company. The difference between the fair value of shares issued for the acquisition of Corus Nederland BV and the nominal value of those shares was credited to other reserves, as section 131 of the Companies Act 1985 gives relief from this amount being recognised as share premium.

28. Future capital expenditure

	The Group	
	2003 **£m**	2002 £m
Contracted but not provided for	**60**	48
Authorised but contracts not yet placed	**164**	20

29. Operating leases

	The Group	
	2003 **£m**	2002 £m
Committed amounts payable for the next year are:		
Leases of land and buildings expiring:		
Within one year	**1**	1
In years two to five	**3**	2
After more than five years	**9**	11
	13	14
Other leases (principally for plant and machinery) expiring:		
Within one year	**5**	2
In years two to five	**23**	7
After more than five years	**15**	5
	43	14
Future minimum lease payments for the Group at 3 January 2004 are:		
In one year	**56**	28
Between one and two years	**49**	26
Between two and three years	**39**	22
Between three and four years	**25**	16
Between four and five years	**22**	14
More than five years	**141**	125

30. Contingencies

	The Group	
	2003 **£m**	2002 £m
Guarantees given under trade agreements	**53**	29
Uncalled share capital	**–**	1
Others	**30**	43

There are also contingent liabilities in the ordinary course of business in connection with the completion of contractual arrangements.

Within the EU there has historically been close co-operation between the steel industry, the European Commission and governments. Eurofer is the trade association to which all major European steel producers including Corus belong, either directly or through national trade associations. Eurofer, through its main committees, supplies and co-ordinates advice and information to its members and in turn represents them to, amongst others, the European Commission. These representations cover a wide range of issues where there is a need for a common industry voice, and include international trade policies, social and environmental control issues, research and development matters, market conditions and various aspects of the sale and marketing of steel products. They relate to most major steel products. Corus is also a member of other trade associations and other industry groups in respect of its other products and activities, for example, the European Aluminium Association.

On 8 November 2001 an explosion occurred at the no. 5 blast furnace at Port Talbot works, which led to three employee fatalities, several employees suffering severe burns and the total loss of the blast furnace. Some contractors' employees also suffered injuries. The accident was initially investigated by the police but the investigation is now led by the Health & Safety Executive. It is unlikely that a corporate manslaughter charge will be brought. It is more likely that Corus will be charged with offences under the Health & Safety at Work Act. Any convictions are likely to result in substantial fines being levied. There is also a possibility of charges against individual employees.

30. Contingencies continued

Corus has admitted its civil liability for the incident. Twenty six civil claims for death and personal injury have been made against the Company. Should all the relevant claimants succeed in their claims, Corus' liability could amount to several million pounds, although Corus has insurance cover in place that it expects will be able to meet these claims in full.

Following the sale of Corus' interest in AvestaPolarit Oyj Abp in 2002, UK employees of AvestaPolarit Limited were no longer eligible to remain members of the British Steel Pension Scheme ('BSPS') and with effect from 31 August 2003 ceased to accrue benefits under that scheme. A replacement scheme, the AvestaPolarit Pension Scheme, was set up and employees were given the opportunity of joining that scheme from 1 September 2003 and transferring their past service benefits from the BSPS. Under the terms of sale Corus entered into an agreement through to 31 March 2008 to fund any net difference between the required contribution rate to meet the benefits of any new equivalent scheme and the contributions that would have been payable to the Main Section of BSPS by Corus. No provision has been recorded for the potential liability as no obligation has yet been established. The maximum payment is capped at £18m although any actual requirement is likely to be substantially less.

31. Reconciliation of operating loss to net cash inflow from operating activities

	2003 £m	2002 £m	2001 £m
Operating loss	(208)	(446)	(385)
Depreciation and amortisation (net of grants released)	364	445	376
Change in pension prepayments and provisions	11	10	(16)
Increase/(decrease) in provisions for doubtful debts	3	(2)	(15)
Increase/(decrease) in insurance and other provisions	8	(16)	9
Decrease/(increase) in loose plant, tools and spares	21	(6)	15
Increase/(decrease) in stocks	(18)	27	41
Inflow from securitisation of trade debtors (Note 16)	34	181	–
Other decreases in debtors	61	37	177
(Decrease)/increase in creditors	(87)	(83)	91
Rationalisation costs provided/(released)	79	(49)	16
Utilisation of rationalisation provisions	(44)	(57)	(137)
Net cash inflow from operating activities	**224**	41	172

32. Pensions and post retirement benefits

Background

The Group operates a number of pension schemes throughout the world covering the majority of employees. With the exception of Germany and certain unfunded arrangements in the UK, the assets of these schemes are held in separate independently administered funds. The principal pension scheme of the Group is the British Steel Pension Scheme (the 'BS Scheme'). Up until 31 March 2003, employees of Corus Engineering Steels were active members of the Corus Engineering Steels Pension Scheme ('CES Scheme'). However, active members of the CES Scheme were offered membership of the BS Scheme for future service, with effect from 1 April 2003. Most employees of Corus Nederland BV are members of either the Stichting Pensioenfonds Hoogovens Scheme (the 'SPH Scheme') or the collective German Schemes (the 'CNG Schemes'). These are defined benefit schemes providing benefits based on final pay and service at retirement.

The Group continues to account for pension costs in accordance with UK Statement of Standard Accounting Practice No. 24 'Pension Costs' (SSAP 24). In addition, disclosures are presented below in accordance with the UK Financial Reporting Standard No. 17 'Retirement Benefits' (FRS 17). However, the ongoing funding arrangements of each scheme, in place to meet their long term pension liabilities, are governed by the individual scheme documentation and national legislation. The accounting and disclosure requirements of SSAP 24 and FRS 17 do not affect these funding arrangements.

UK GAAP – SSAP 24 'Accounting for Pension Costs'

Pension costs, which have been determined in accordance with independent actuarial advice and local best practice, were as follows:

	2003 £m	2002 £m	2001 £m
BS, CES, SPH and CNG Schemes:			
Regular cost	110	125	127
Variation due to spreading of identified surplus	(37)	(74)	(78)
Interest	(16)	(13)	(11)
BS, CES, SPH and CNG pension costs	57	38	38
Other schemes' net pension cost	8	9	11
Total pension costs of the Group (Note 4)	65	47	49

32. Pensions and post retirement benefits continued

The following amounts are included in debtors representing the excess of amounts funded over the pension charges in previous years:

	2003 £m	2002 £m	2001 £m
Falling due within one year:			
BS Scheme	9	9	8
Other schemes	3	3	–
	12	12	8
Falling due after more than one year:			
BS Scheme	94	98	94
SPH Scheme	225	205	181
Other schemes	17	17	16
	336	320	291

The following amounts are included in provisions for liabilities and charges:

	2003 £m	2002 £m	2001 £m
CES Scheme	11	11	5
CNG Schemes	101	88	83
Other schemes	72	100	57
	184	199	145

The results of the most recent actuarial valuations of the principal schemes, which were carried out by independent qualified actuaries and used to determine the pension cost under SSAP 24, were as follows:

		BS Scheme	CES Scheme
Date of last formal valuation		31 March 2002	5 April 2002
Actuarial method used		Projected unit	Projected unit
Market value of assets at last valuation date	£m	8,168	551
Level of funding, being the actuarial value of assets expressed as a percentage of the actuarial value of the accrued benefits after allowing for expected future increases in pay and pension	%	111.0	85.0
Main assumptions			
Wages and salaries increases p.a.	%	4.25	4.25
Return on investments pre-retirement	%	6.50	7.00
Return on investments post-retirement	%	6.50	5.75
Pension increases p.a.	%	2.50	2.75
Dividends increases	%	3.00	not applicable
Next formal valuation to be carried out as at		31 March 2005	5 April 2005

The SSAP 24 pension costs for the CES Scheme were calculated using a wages and salaries increase assumption of 3.75%. This 1% real pay growth assumption was deemed to be more appropriate.

For the SPH and CNG Schemes, the local funding valuations or calculation of provisions are not appropriate for SSAP 24. For these schemes the local actuaries recalculated, as at 28 December 2002, the valuation results on bases appropriate for SSAP 24. These results are detailed below:

		SPH Scheme	CNG Schemes
Actuarial method used		Projected unit	Projected unit
Market value of assets at last valuation date	£m	2,565	unfunded
Level of funding, being the actuarial value of assets expressed as a percentage of the actuarial value of the accrued benefits after allowing for expected future increases in pay and pension	%	105.0	unfunded
Main assumptions			
Wages and salaries increases p.a.	%	2.75	3.00
Return on investments/discount rate	%	6.40	5.50
Pension increases p.a.	%	2.50	2.00
Dividends increases	%	not applicable	not applicable
Next formal valuation to be carried out as at		not applicable	not applicable

Pensions in payment and deferred pensions for the SPH Scheme have been valued at a net 4.00% discount rate.

32. Pensions and post retirement benefits continued

UK GAAP – FRS 17 'Retirement benefits'

As noted on page 30 of the Review of the period the measurement requirements of FRS 17 'Retirement benefits' do not have to be fully implemented until accounting periods which begin on or after 1 January 2005. The results of the most recent actuarial valuations have been updated at December 2003 by qualified independent actuaries in accordance with FRS 17. The following disclosures relate to the transitional requirements under this standard. They outline the amounts that would be recognised under its accounting requirements, in the profit and loss account, balance sheet and statement of total recognised gains and losses.

	2003 BS Scheme %	2003 CES, SPH and CNG Schemes %	2002 BS Scheme %	2002 CES, SPH and CNG Schemes %	2001 BS Scheme %	2001 CES, SPH and CNG Schemes %
The major assumptions used by the actuaries were:						
Rate of increase in salaries	4.25	2.50 to 3.50	4.00	2.75 to 3.25	4.25	2.00 to 3.49
Rate of increase in pension payment	2.50	1.80 to 2.50	2.25	2.00 to 2.50	2.50	2.00 to 2.49
Discount rate	5.50	5.50	5.50	5.50	6.00	5.75 to 6.00
Inflation assumption	2.50	2.00 to 2.50	2.25	2.00 to 2.50	2.50	2.00 to 2.49

Pensions in payment and deferred pensions for the SPH Scheme have been valued at a net 3.50% discount rate (2002: 4.00%; 2001: 4.00%).

	2003 BS Scheme %	2003 CES, SPH and CNG Schemes %	2002 BS Scheme %	2002 CES, SPH and CNG Schemes %	2001 BS Scheme %	2001 CES, SPH and CNG Schemes %
The expected long term rates of return were:						
Equities	8.00	7.20 to 7.75	8.00	7.00 to 8.00	6.50	7.45 to 8.00
Bonds	4.70	4.75 to 4.80	4.70	4.50 to 5.00	5.00	4.50 to 4.95
Property	6.50	6.00 to 7.20	6.50	6.00 to 7.00	6.50	6.00 to 7.45
Other	3.50	6.00	3.80	7.00	4.00	–

	2003 BS Scheme £m	2003 CES, SPH and CNG Schemes £m	2002 BS Scheme £m	2002 CES, SPH and CNG Schemes £m	2001 BS Scheme £m	2001 CES, SPH and CNG Schemes £m
The market values of investments in the schemes were:						
Equities	3,188	1,313	2,669	1,224	3,472	1,521
Bonds	4,122	1,568	4,078	1,368	4,085	1,387
Property	389	316	389	302	387	276
Other	126	299	244	121	127	–
	7,825	3,496	7,380	3,015	8,071	3,184

	2003 BS Scheme %	2003 CES Scheme %	2002 BS Scheme %	2002 CES Scheme %	2001 BS Scheme %	2001 CES Scheme %
The percentage of total plan assets for each major category of plan assets was:						
Equities	40.7	64.5	36.2	67.3	43.0	71.0
Bonds	52.7	32.1	55.2	29.1	50.6	26.1
Property	5.0	3.4	5.3	3.6	4.8	2.9
Others	1.6	–	3.3	–	1.6	–
	100.0	100.0	100.0	100.0	100.0	100.0

For the BS and CES Schemes the overall expected long term rate of return on assets is a weighted average of the returns expected from the individual asset categories. The latter are based upon economic and market expectations.

32. Pensions and post retirement benefits continued

Profit and loss account note under FRS 17

	2003 £m	2002 £m
Analysis of the amount to be charged to operating profit for the year under FRS 17:		
Current service cost	135	133
Curtailment loss	1	6
Total operating charge	136	139

	2003 £m	2002 £m
Analysis of the amount to be credited to other finance income for the year:		
Expected return on pension scheme assets	630	648
Interest cost on pension scheme liabilities	(563)	(553)
Net return	67	95

Balance sheet note under FRS 17

	2003 BS Scheme £m	2003 CES, SPH and CNG Schemes £m	2002 BS Scheme £m	2002 CES, SPH and CNG Schemes £m	2001 BS Scheme £m	2001 CES, SPH and CNG Schemes £m
The following amounts were measured at the year end in accordance with the requirements of FRS 17:						
Total market value of assets	7,825	3,496	7,380	3,015	8,071	3,184
Present value of scheme liabilities	(7,493)	(3,710)	(7,020)	(3,287)	(6,533)	(2,969)
Surplus/(deficit) in the scheme	332	(214)	360	(272)	1,538	215
Non recoverable surplus	–	–	–	–	(503)	–
Recoverable surplus/(deficit)	332	(214)	360	(272)	1,035	215
Related deferred tax (liability)/asset	(100)	68	(108)	88	(311)	(74)
Net pension asset/(liability)	232	(146)	252	(184)	724	141

The BS Scheme assets and liabilities include an amount of £130m in respect of a bulk transfer payment to be made in March 2004.

Of the CES, SPH and CNG Schemes net pension liability above £56m (2002: £28m) relates to schemes in surplus and £202m (2002: £212m) relates to schemes in deficit.

	2003 £m	2002 £m
Movement in net surplus during the year under FRS 17:		
Net surplus in scheme at beginning of the year	88	1,753
Movement in year:		
Current service cost	(135)	(133)
Contributions	57	46
Curtailment loss	(1)	(6)
Other finance income	67	95
Actuarial gain/(loss)	45	(1,675)
Exchange rate movements	(3)	8
Net surplus in scheme at end of the year	118	88

Until 31 March 2003, employer contributions to the main and acquisition sections of the BS Scheme were at the rate of 2% and 11.6% of pensionable earnings respectively. With effect from 1 April 2003, these contributions changed to 0% for the main section and 12.3% for the acquisition section, subject to review at future actuarial valuations. The estimated employer contributions to the BS Scheme for 2004 are £12m.

Employer contributions to the CES Scheme in the period 1 January to 31 March 2003 were at the rate of 14.2% of pensionable earnings (2002: 12%). Active members of the CES Scheme joined the acquisition section of the BS Scheme for future service with effect from 1 April 2003. Past service benefits for all members of the CES Scheme have been retained in that scheme to be paid from and funded under those arrangements. Monthly payments of £1m are being made to the CES Scheme in respect of past service funding requirements, subject to review at future actuarial valuations. Additional payments will also be made to the CES Scheme, where necessary, to address any funding strains resulting from early retirements.

32. Pensions and post retirement benefits continued

The expected funding strain on the CES Scheme as a direct consequence of the UK restructuring is £17m as measured on the FRS 17 assumptions. This amount has been provided in the profit and loss account as an exceptional item and has not been shown as a curtailment loss under FRS 17. The full cost of the funding strain will be met by Corus.

In 2003, contributions of €65m (2002: €51m) were paid to the SPH Scheme of which €42m (2002: €38m) were paid by the employer with the balance being met by employees. The estimated employer contributions for 2004 are €55m.

If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss account reserve would be as follows:

	2003 £m	2002 £m
Net assets	2,844	2,769
Adjust for:		
SSAP 24 prepayments net of deferred tax	(219)	(211)
SSAP 24 provisions net of deferred tax	70	62
Net assets excluding SSAP 24 pension assets/liabilities	2,695	2,620
FRS 17 net pension asset	86	68
Net assets including net FRS 17 pension asset	2,781	2,688
Profit and loss account reserve	(1,605)	(1,389)
Adjust for:		
SSAP 24 prepayments net of deferred tax	(219)	(211)
SSAP 24 provisions net of deferred tax	70	62
Profit and loss account reserve excluding SSAP 24 pension assets/liabilities	(1,754)	(1,538)
FRS 17 pension reserve	86	68
Profit and loss account reserve including FRS 17 pension reserve	(1,668)	(1,470)

Amounts to be recognised in the statement of total recognised gains and losses (STRGL) under FRS 17:

	2003 £m	2002 £m
Actual return less expected return on pension scheme assets	566	(1,236)
Experience gains and losses arising on the scheme liabilities	(108)	(42)
Changes in assumptions underlying the present value of the scheme liabilities	(413)	(378)
Past service costs extinguished by non recoverable surplus	–	(19)
Actuarial gain/(loss)	45	(1,675)
Non recoverable surplus at beginning of year	–	503
Actuarial gain/(loss) recognised in STRGL	45	(1,172)

History of experience gains and losses under FRS 17:

	2003	2002
Difference between the expected and actual return on scheme assets:		
Amounts (£m)	566	(1,236)
Percentage of scheme assets (%)	5.0	(11.9)
Experience gains and losses on scheme liabilities:		
Amount (£m)	(108)	(42)
Percentage of the present value of the scheme liabilities (%)	1.0	0.4
Total amount recognised in statement of total recognised gains and losses:		
Amount (£m)	45	(1,172)
Percentage of the present value of the scheme liabilities (%)	0.4	11.4

32. Pensions and post retirement benefits continued

US GAAP – BSPS

For the purpose of determining annual or periodic pension costs in accordance with US GAAP the Group adopts US Statements of Financial Accounting Standards SFAS 87 'Employers' Accounting for Pensions' and SFAS 88 'Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits'. For disclosure purposes, the Group adopts SFAS 132 (Revised 2003) 'Employers' Disclosures about Pensions and other Post Retirement Benefits'. This statement standardises the disclosure requirements and has no impact upon pensions measurements and recognition.

The components of the BS Scheme's pension cost under SFAS 87 and SFAS 88 are as follows:

	2003 £m	2002 £m	2001 £m
Service cost	108	139	167
Interest cost	377	370	358
Expected return on scheme assets	(461)	(560)	(565)
Amortisation of gains	–	(32)	(64)
Amortisation of prior service cost	14	14	38
Amortisation of transition asset	–	(2)	(4)
Net benefit cost/(credit) under SFAS 87 and SFAS 88	38	(71)	(70)

The pension costs for the BS Scheme were determined using the following assumptions:

		2003	2002	2001
Discount rate	%	5.50	5.00	4.75
Rate of future salary increases	%	4.00	4.25	4.25
Rate of future pension increases	%	2.25	2.50	2.50
Expected long term rate of return on scheme assets	%	6.00	6.25	6.00

The defined benefit obligations at the end of the period for the BS Scheme were determined using the following assumptions:

		2003	2002	2001
Discount rate	%	5.50	5.50	5.00
Rate of future salary increases	%	4.25	4.00	4.25
Rate of future pension increases	%	2.50	2.25	2.50
Expected long term rate of return on scheme assets	%	6.00	6.00	6.25

The disclosure requirements for the BS Scheme under SFAS 132 (Revised 2003), as calculated under SFAS 87 and SFAS 88 and measured at the period end date, are as follows:

	2003 £m	2002 £m	2001 £m
Change in benefit obligation:			
Benefit obligation at beginning of period	7,056	7,591	7,746
Service cost	108	139	167
Interest cost	377	370	358
Employee contributions	33	29	32
Actuarial movement	378	(716)	(333)
Scheme amendments	–	19	–
Benefits paid	(420)	(376)	(379)
Benefit obligation at end of period	7,532	7,056	7,591
Change in scheme assets:			
Fair value of scheme assets at beginning of period	7,380	8,071	8,939
Actual return on scheme assets	820	(357)	(537)
Employer contributions	12	13	16
Employee contributions	33	29	32
Benefits paid	(420)	(376)	(379)
Fair value of scheme assets at end of period	7,825	7,380	8,071
Reconciliation of funded status:			
Fair value of scheme assets at end of period	7,825	7,380	8,071
Projected benefit obligation	(7,532)	(7,056)	(7,591)
Funded status	293	324	480
Unrecognised prior service cost	111	125	120
Unrecognised net gain from date of initial application of SFAS 87	–	–	(2)
Other unrecognised net loss/(gain)	33	14	(219)
Net amount recognised	437	463	379

32. Pensions and post retirement benefits continued

On adoption of SFAS 87 there was a transition asset of £64m representing the excess of the market value of the BS Scheme's investments over its liabilities in respect of past service (with full allowance for future salary increases), the projected benefit obligation. This amount has now been fully recognised.

Changes in the pension arrangements made in 1999 and 2002 are reflected in prior service costs. Prior service costs are amortised on a straight line basis over the average remaining service period of employees active at the date of amendment. At 3 January 2004, there was an unrecognised actuarial loss of £33m (2002: £14m) arising out of actual experience differing from assumptions made primarily in respect of investment performance. Cumulative actuarial gains or losses excluding asset gains and losses not yet reflected in market-related value which exceed 10% of the greater of the projected benefit obligation and the market-related value of the scheme's assets will be amortised on a straight line basis over the average remaining service period of active employees.

The BS Scheme's assets are invested in UK equities, fixed interest and index-linked securities, overseas equities and property. The BS Scheme has specifically invested in a bond portfolio that seeks to match the cash flow of pension liabilities. The balance of its assets are invested with the aim of achieving a higher return than that available from fixed interest investments.

The end of period Accumulated Benefit Obligation ('ABO') was £6,338m. The ABO represents the actuarial present value of the benefits which the employee has accrued at the measurement date, assuming the employee separates immediately, in accordance with EITF 88-1.

US GAAP – other schemes

The combined components of the CES, SPH and CNG Schemes' pension cost under SFAS 87 and SFAS 88 are as follows:

	2003 £m	2002 £m	2001 £m
Service cost	34	40	46
Termination benefit	1	21	–
Interest cost	187	163	182
Expected return on scheme assets	(208)	(199)	(219)
Amortisation of (gains)/losses	–	(17)	(6)
Amortisation of prior service cost	5	4	3
Amortisation of transition liability	2	2	2
Net benefit cost under SFAS 87 and SFAS 88	21	14	8

The pension costs for the CES, SPH and CNG Schemes were determined using the following assumptions:

		2003	2002	2001
Discount rate	%	5.50	5.00 to 6.00	4.75 to 6.00
Rate of future salary increases	%	2.75 to 3.25	2.00 to 4.25	3.00 to 4.25
Rate of future pension increases	%	2.00 to 2.50	2.00 to 2.50	2.00 to 2.50
Expected long term rate of return on scheme assets	%	6.25 to 6.30	6.00 to 6.25	6.00 to 6.50

Pensions in payment and deferred pensions for the SPH Scheme have been valued at a net 4.00% discount rate.

The combined defined benefit obligations at the end of the period for the CES, SPH and CNG Schemes were determined using the following assumptions:

		2003	2002	2001
Discount rate	%	5.50	5.50	5.00 to 6.00
Rate of future salary increases	%	2.50 to 3.50	2.75 to 3.25	2.00 to 4.25
Rate of future pension increases	%	1.80 to 2.50	2.00 to 2.50	2.00 to 2.50
Expected long term rate of return on scheme assets	%	6.00 to 6.43	6.25 to 6.30	6.00 to 6.25

Pensions in payment and deferred pensions for the SPH Scheme have been valued at a net 3.50% discount rate (2002: 4.00%; 2001: 4.00%).

The expected funding strain on the CES Scheme as a direct consequence of the UK restructuring is £17m as measured on The SFAS 87 and SFAS 88 assumptions. This amount has been provided in the profit and loss account (under UK GAAP this was treated as an exceptional item in the current period) and has not been shown as a termination benefit under SFAS 87 and SFAS 88. The full cost of the funding strain will be met by Corus.

32. Pensions and post retirement benefits continued

The disclosure requirements for the CES, SPH and CNG Schemes under SFAS 132 (Revised 2003), as calculated under SFAS 87 and SFAS 88 and measured at the period end date, are as follows:

	2003 £m	2002 £m	2001 £m
Change in benefit obligation:			
Benefit obligation at beginning of period	3,263	2,900	3,265
Service cost	34	40	46
Termination benefit	1	21	–
Interest cost	187	163	182
Employee contributions	16	11	15
Actuarial movement	114	125	(409)
Scheme amendments	–	–	18
Exchange rate movements	218	154	(73)
Benefits paid	(174)	(151)	(144)
Benefit obligation at end of period	3,659	3,263	2,900
Change in scheme assets:			
Fair value of scheme assets at beginning of period	3,015	3,184	3,473
Actual return on scheme assets	376	(230)	(145)
Employer contributions	45	33	40
Employee contributions	16	11	15
Other changes	–	–	32
Exchange rate movements	218	168	(87)
Benefits paid	(174)	(151)	(144)
Fair value of scheme assets at end of period	3,496	3,015	3,184
Reconciliation of funded status:			
Fair value of scheme assets at end of period	3,496	3,015	3,184
Projected benefit obligation	(3,659)	(3,263)	(2,900)
Funded status	(163)	(248)	284
Unrecognised net loss at date of initial application of SFAS 87	9	11	13
Unrecognised prior service cost	57	57	58
Other unrecognised net loss/(gain)	151	198	(362)
Net amount recognised	54	18	(7)
Of which:			
Prepaid pension cost	255	215	154
Accrued benefit liability (excluding additional minimum liability)	(201)	(197)	(161)
Net amount recognised	54	18	(7)
Amounts recognised in the statement of financial position consist of:			
Accrued benefit liability (including additional minimum liability)	(258)	(275)	(161)
Intangible asset	9	11	–
Accumulated other comprehensive income	48	67	–
Accrued benefit liability (excluding additional minimum liability)	(201)	(197)	(161)

For the CES and CNG Schemes, the end of period ABO totalling £747m (2002: £711m), of which the CES Scheme represented £661m, exceeded the fair value of plan assets of these Schemes, £504m (2002: £450m) at that date.

In 2003 and 2002, the Group has recognised a minimum pension liability. US GAAP requires the employer to recognise an additional minimum pension liability to the extent that the accumulated benefit obligation exceeds the fair value of the plan assets and this shortfall is not covered by the pension liability already recognised in the balance sheet. This results in a charge to other comprehensive income equal to the additional minimum pension liability but adjusted to take account of the intangible asset, which represents the unrecognised transition obligation.

The Trustees of the CES Scheme are seeking to reduce their level of investment risk by reducing the proportion of equity investment and increasing the level of bond investment. They plan to make this change in a phased manner towards a target of more closely reflecting the profile of the Scheme's liabilities.

33. Emoluments of directors

Details of directors' emoluments and share options are given in the auditable sections of the Report on remuneration as defined on page 58.

34. Acquisitions and disposals

On 19 June 2003 Corus completed the purchase of an additional 50% shareholding in Lusosider Projectos Siderúgicos SA ('Lusosider') for £8m. Simultaneously Corus sold this 50% share to Banco Espirito Santo de Investimento SA for the same consideration who subsequently completed the sale of this 50% to Companhia Siderúrgica Nacional of Brazil. This transaction has been accounted for as a purchase and sale of a short term, current asset, investment with no profit or loss arising. Corus has retained its original 50% shareholding in Lusosider.

Also, on 13 October 2003 Corus completed the purchase of a 67% shareholding in Segal SCRL ('Segal'), a Belgian joint venture where Corus had previously held 33% of the shares, for £23m. Simultaneously Corus completed the sale of a 50% share to Metalinvest, a Dutch investment fund for £18m. Again the balance of 50% that was purchased and immediately sold has been accounted for as a purchase and sale of a short term, current asset, investment with no profit or loss arising. For the 17% additional investment retained, no material revaluations or fair value adjustments were necessary in calculating the goodwill of £3m arising.

As previously disclosed, during the period to 28 December 2002, Corus acquired Precoat International plc and the Erik Olsen and Soner Group for a combined cash consideration of £16m. This consideration was originally deferred, but was settled in full during the current period. Further to these transactions a sum of £1m was paid for the acquisition of the remaining shares in Almana Steel Dubai (Jersey) Limited, an investment previously treated as an associate.

On 17 April 2003, Corus announced the sale of its subsidiary Corus Aluminium Service Centers Inc to Clayton Metals Inc. Sales proceeds were £5m and net assets disposed of were £7m.

35. Post balance sheet events

(i) On 16 February 2004 Corus announced that it had signed a long-term contract with CVRD of Brazil for the supply of iron ore. Through the new deal, CVRD will become Corus' largest iron ore supplier. The contract is for ten years, with either party having the right to terminate the contract after five years. Volumes will build up to around 10mt a year over the next five years from the current 5mt.

(ii) On 17 February 2004 Corus announced that it had concluded the sale of 600 acres of land on its Llanwern site with Birmingham-based St Modwen Properties, the regeneration specialist. The land, which is located at the western end of the Llanwern site in Newport, South Wales was the site of ironmaking and steelmaking operations for the Corus Strip Products UK business until June 2001. The land will be cleared by the end of 2005 and St Modwen Properties expect to invest £200m in the site.

36. Main subsidiaries and investments

The most important subsidiary undertakings, joint ventures and associates of the Group at 3 January 2004 are set out below. A complete list of subsidiary undertakings, joint ventures and associated undertakings will be attached to the Annual Return to the Registrar of Companies.

Country names are countries of incorporation. Undertakings operate principally in their country of incorporation except where otherwise stated.

Subsidiary undertakings
Steel and aluminium producing, further processing or related activities:

England and Wales
Cogent Power Limited (75% owned)
Corus UK Limited (a)
Orb Electrical Steels Limited (75% owned)

Austria
Corus Aluminium Verkauf GmbH

Belgium
Corus Aluminium NV

Canada
Corus LP (60% owned)
Corus CIC Inc

China
Corus Aluminium Extrusions Tianjin Co Limited
(61.09% owned)

Czech Republic
Corus Central Europe s.r.o

Denmark
Corus Byggesystemer AS

Finland
Corus Finland Oy

France
Corus Batiment et Systemes SA
Corus France SA
Myriad SA
Sogerail SA
Unitol SA

Germany
Blume Stahlservice GmbH
Corus Aluminium Profiltechnik GmbH
Corus Aluminium Profiltechnik Bonn GmbH
Corus Aluminium Voerde GmbH
Corus Aluminium Walzprodukte GmbH
Corus Degels GmbH
Fischer Profil GmbH
Hille & Müller GmbH & Co.KG
Kienle & Spiess GmbH (75% owned)

Hong Kong
Corus (Asia) Limited

Hungary
Kienle & Spiess Hungary Ipari Kft (75% owned)

Ireland (Republic of)
The Steel Company of Ireland Limited

Italy
Corus Italia Srl

Japan
Corus Aluminium Japan Limited

Latvia
Corus Building Systems (Latvia) SA

Mexico
Cogent Power Inc Mexico (75% owned)

Netherlands
Aluminium Delfzijl BV
Corus Met BV
Corus Nederland BV (c)
Corus Perfo BV
Corus Staal BV
Corus Technology BV
Corus Tubes BV
Corus Vliet & de Jonge BV
Feijen Staalservice BV
Multi Steel BV
Namascor BV
S.A.B. Profiel BV

New Zealand
Corus New Zealand Limited

Norway
Corus Norge AS
Corus Packaging Plus Norway AS

Poland
Corus Polska S.P. zoo

36. Main subsidiaries and investments continued

Portugal
Corus-Sistemas Constructivos e Revestimentos Metalicos LDA

Singapore
Corus Building Systems Pte Limited

Spain
Corus SA
Laminacion y Derivados SA

Sweden
Surahammar Bruks AB (75% owned)

Switzerland
Montana-Bausysteme AG

Thailand
Corus Metals (Thailand) Limited

Turkey
Corus Yasan Metal Sanayi ve Ticaret AS

United Arab Emirates
Corus Middle East FZE

USA
Apollo Metals Limited
Corus America Inc
Rafferty-Brown North Carolina Co
Thomas Steel Strip Corp
Tuscaloosa Steel Corporation

Insurance underwriting for certain risks of the Group:
Isle of Man
Crucible Insurance Company Limited

Other undertakings:
England and Wales
UK Steel Enterprise Limited

Joint ventures
Steel processing or related activities:

		Issued capital Number of shares	% held
Belgium			
Segal SCRL	share capital of €25m	99,004	50
England and Wales			
Caparo Merchant Bar plc (b)	ordinary shares of £1	2,466,667	25
Norway			
Norsk Stål AS	shares of NOK1,000	63,500	50
Norsk Stål Tynnplater AS	shares of NOK1,000	26,500	50
Portugal			
Lusosider Projectos Siderúrgicos SA (b)	shares of €5	1,825,000	50
Turkey			
Corus Celik Ticaret AS	shares of TRL100,000	800	50

Unless indicated otherwise, subsidiary undertakings are wholly owned within the Group, and the Group holding comprises ordinary shares and 100% of the voting rights.

(a) The Company only owns shares directly in those marked (a) (Corus UK Limited 100%). All other undertakings are owned by other subsidiaries of the Company.

(b) Accounts of undertakings marked (b) are not audited by PricewaterhouseCoopers LLP.

(c) Corus Nederland BV and each of its subsidiaries have prepared accounts to 31 December 2003 for inclusion in these Group accounts, in accordance with their local statutory requirements. Where appropriate adjustments have been made on consolidation for any material differences arising in the period between 31 December 2003 and 3 January 2004.

37. Supplementary information for North American investors

The Group prepares its accounts in accordance with generally accepted accounting principles (GAAP) applicable in the UK which differ in certain significant respects from those applicable in the USA. These differences and the adjustments necessary to restate the loss for the financial period and shareholders' equity in accordance with US GAAP are shown in the tables set out below. As required by SFAS 128 'Earnings per share', the weighted average number of ADSs used to calculate the basic loss per ADS has been restated for both 2002 and 2001. This is to reflect the bonus multiple of 1.029 inherent in the placing and open offer in December 2003.

	2003 £m	2002 £m	2001 £m
Loss for financial period			
Loss attributable to shareholders – UK GAAP	**(305)**	(458)	(419)
Adjustments:			
Amortisation of goodwill (i)	**7**	9	(5)
Impairment of US GAAP goodwill on adoption of SFAS 142			
(net of release of negative goodwill) (i)	**–**	(22)	–
Interest costs capitalised (ii)	**8**	6	8
Depreciation of capitalised interest (ii)	**(26)**	(18)	(16)
Pension costs (iii)	**(2)**	95	100
Stock-based employee compensation awards (iv)	**(13)**	(15)	(9)
Disposal of Group undertakings (vi)	**–**	123	(202)
Deferred taxation (vii)	**(7)**	29	18
Accelerated depreciation (viii)	**(57)**	(151)	(21)
Profit/(loss) on commodity derivatives (ix)	**42**	22	(25)
Profit/(loss) on foreign currency derivatives (ix)	**3**	5	(4)
Profit on disposal of fixed assets (x)	**(6)**	(23)	–
Depreciation of fixed assets (xii)	**–**	–	5
Debt issue costs (xiii)	**11**	–	–
Loss for financial period – US GAAP	**(345)**	(398)	(570)
Loss per ADS in accordance with US GAAP:			
As restated:			
Basic and diluted loss per ADS	**£(1.05)**	£(1.17)	£(1.77)
Cumulative effect of adoption of SFAS 142, net of tax	**–**	£(0.07)	–
	£(1.05)	£(1.24)	£(1.77)
As previously reported:			
Basic and diluted loss per ADS	**–**	£(1.20)	£(1.83)
Cumulative effect of adoption of SFAS 142, net of tax	**–**	£(0.07)	–
	–	£(1.27)	£(1.83)

	No. m	Restated No. m	Restated No. m
Weighted average number of ADSs in issue	**330**	322	321
Effect of potential conversion of 4.625% bonds (Note 10)	**10**	10	10
Effect of potential conversion of 3% bonds (Note 10)	**23**	23	–
Number of ADSs as basis of calculation of diluted earnings per ADS	**363**	355	331

	2003 £m	2002 £m
Shareholders' equity		
Shareholders' equity – UK GAAP	**2,797**	2,722
Adjustments:		
Additional goodwill under US GAAP (i)	**13**	6
Interest costs capitalised (net of depreciation) (ii)	**98**	111
Pension costs (iii)	**312**	286
Purchase consideration (v)	**(26)**	(26)
Deferred taxation (vii)	**(142)**	(129)
Accelerated depreciation (viii)	**98**	155
Assets/(liabilities) for derivatives (ix)	**43**	(2)
Deferred profits on fixed asset disposals (x)	**(29)**	(23)
Debt issue costs (xiii)	**11**	–
Shareholders' equity in accordance with US GAAP	**3,175**	3,100

37. Supplementary information for North American investors continued

Consolidated statement of cash flows

Under UK GAAP, cash flows are classified under operating activities, returns on investments and servicing of finance, tax paid, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. Under US GAAP, cash flows are classified under operating activities, investing activities and financing activities. Under UK GAAP, cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand. Under US GAAP, cash and cash equivalents are defined as cash and investments with original maturities of three months or less. The statement below shows the adjustments to be made to the UK GAAP cash flow statement to reclassify it to comply with US GAAP.

	2003 £m	2002 £m	2001 £m
Net cash inflow from operating activities in accordance with UK GAAP	224	41	172
Proceeds from securitisation (Note 16) (xi)	(34)	(181)	–
Dividends from joint ventures and associated undertakings	4	8	9
Returns on investments and servicing of finance, net of issue costs	(103)	(83)	(110)
Tax (paid)/received	(50)	(14)	13
Net cash provided by/(used in) operating activities in accordance with US GAAP	41	(229)	84
Capital expenditure and financial investment	(81)	(57)	(130)
Acquisitions and disposals	(20)	445	45
Net (purchase)/sale of other short term investments	(5)	7	(6)
Net cash provided by/(used in) investing activities	(106)	395	(91)
Net cash inflow/(outflow) from financing activities	148	(263)	(60)
Proceeds from securitisation (Note 16) (xi)	34	181	–
(Decrease)/increase in short term borrowings	(2)	9	(31)
Issue costs of new loans	(16)	(4)	–
Equity dividends paid	–	–	–
Net cash provided by/(used in) financing activities in accordance with US GAAP	164	(77)	(91)
Exchange translation effects	6	3	4
Net increase/(decrease) in cash and cash equivalents in accordance with US GAAP	105	92	(94)
Cash and cash equivalents at beginning of period	269	177	271
Cash and cash equivalents at end of period	374	269	177
Cash and cash equivalents are:			
Cash at bank and in hand	242	230	173
Deposits within 3 months of maturity when acquired (Note 17)	132	39	4
	374	269	177

Use of estimates

The preparation of financial statements to conform with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant techniques for estimation are discussed in the Presentation of accounts and accounting policies on pages 67 to 69. Also, the most significant accounting policies that impact on Group results are discussed in the Review of the period on page 29.

Comprehensive income

In June 1997, the US Financial Accounting Standards Board issued SFAS 130 'Reporting Comprehensive Income'. The standard establishes requirements for the reporting of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. Components of comprehensive income for the Group determined on a UK GAAP basis include profit/loss for the financial year and foreign currency translation gains and losses. Information regarding the Group's foreign currency translation gains and losses is included in the statement of total recognised gains and losses under UK GAAP on page 64.

Exceptional items

Under UK GAAP, income and expenses arising from significant transactions such as rationalisations and impairments are recorded as exceptional items within the operating result. Items classified as such for the purposes of UK GAAP generally do not meet the definition of extraordinary items under US GAAP. The income statement under US GAAP would include such exceptional items within operating results. This would lead to a difference in presentation only.

37. Supplementary information for North American investors continued

(i) Goodwill

Under UK GAAP, on all acquisitions completed prior to 1 April 1998, Corus immediately wrote off any positive or negative goodwill to retained earnings. This goodwill is reflected in the income statement of the period of any subsequent divestment, as part of the calculation of the profit or loss on disposal.

From 1 April 1998, under UK GAAP, goodwill on acquisitions is held as an intangible asset in the balance sheet and amortised over its useful life. Only the unamortised portion is included in the gain or loss recognised in the period of disposal. This current treatment was more consistent with US GAAP up to 29 December 2001.

From 30 December 2001 Corus has adopted SFAS 142 'Goodwill and Other Intangible Fixed Assets' for US GAAP purposes. This standard does not allow the amortisation of goodwill. Instead, impairment reviews must be carried out at least annually to assess the recoverability of indefinite-lived intangible assets and goodwill. Therefore, from 30 December 2001 any goodwill amortisation charged under UK GAAP is added back to arrive at US GAAP earnings. In the period to 29 December 2001 amortisation expenses under US GAAP were £23m (30 December 2000: £31m; 2 October 1999: £7m; 3 April 1999: £14m; 28 March 1998: £14m). Adjusting for these charges would have reduced the US GAAP losses/increased earnings reported in these prior periods by an equivalent amount.

Prior to the adoption of SFAS 142 there was unamortised goodwill of £206m under US GAAP, which included £188m on carbon steel and £18m on aluminium reporting units. Upon adoption of the standard, Corus undertook a review of this goodwill, based on discounted cash flows for each reporting unit to which the goodwill related. These transitional reviews indicated that the goodwill of £99m being adjusted in the US GAAP reconciliation of shareholders' equity at 29 December 2001 was fully impaired. This impairment was charged to US GAAP earnings in the 2002 period as a cumulative effect upon the adoption of SFAS 142. This goodwill largely related to the original acquisition of C Walker & Sons (Holdings) Limited, which is now integrated as part of the Corus distribution and stockholding business.

In addition, during the 2002 period Corus charged £28m to earnings under US GAAP, for impairments of goodwill, mainly on its investment in Kienle & Spiess. This charge was based on discounted cash flows for the business, after a review of the current trading environment in which this subsidiary operates.

The movement in the net book value of goodwill, by business segment, is presented below:

	2003			2002		
	Carbon steel £m	Aluminium £m	Total £m	Carbon steel £m	Aluminium £m	Total £m
Balance at beginning of period	71	12	83	188	18	206
Additions	–	–	–	6	–	6
Impairments	(1)	–	(1)	(123)	(4)	(127)
Disposals	–	–	–	–	(2)	(2)
Balance at end of period	70	12	82	71	12	83

(ii) Capitalisation of interest costs

Under UK GAAP, Corus does not capitalise interest in its financial statements. However, for US GAAP reporting, the estimated amount of interest incurred in connection with the financing of expenditure for major capital projects is included within fixed assets. This interest is then depreciated over the lives of the related assets.

(iii) Pensions costs

Under both UK GAAP and US GAAP pension costs are charged to earnings so as to reflect the provision for future pension liabilities. There are differences in the method of calculating these charges and the valuation of any pension asset or liability to be included in the balance sheet. Therefore, a reconciling item from UK to US GAAP earnings is necessary to reflect these differences.

In detail, under UK GAAP the expected cost of providing pension benefits is charged to earnings so as to spread the cost over the expected average remaining service lives of employees. Under US GAAP the pension charge is based on the estimated cost of benefits accruing in the period (as adjusted to reflect any surplus or deficit in the scheme at the date of adopting SFAS 87). However this charge is adjusted to reflect the cost of benefit improvements and any surplus or deficit that emerges as a result of actuarial assumptions being different from actual values. Only those surpluses or deficits falling outside a 10% 'corridor' are recognised.

In 2003 and 2002, Corus has recognised a minimum pension liability. US GAAP requires the employer to recognise an additional minimum pension liability to the extent that the accumulated benefit obligation exceeds the fair value of the plan assets and this shortfall is not covered by the pension liability already recorded in the balance sheet. This results in a charge to other comprehensive income equal to the minimum pension liability but adjusted to take account of an intangible asset which represents the unrecognised transition obligation.

37. Supplementary information for North American investors continued

(iv) Stock-based employee compensation awards

UK GAAP does not require the recognition of compensation cost under its employee share option schemes where the grant price is the same as the fair value of the shares at the date of the grant. Corus has elected to adopt the provisions of SFAS 123 in accounting for its stock-based employee compensation awards. SFAS 123 requires a fair value based method of accounting for stock-based employee awards for transactions entered into after 15 December 1994. For the purpose of compliance with US GAAP the fair value of awards has been estimated using the Black-Scholes option pricing model and the following weighted average assumptions were used:

	2003	2002	2001
Risk free interest rate	**3.8%**	n/a	5.0%
Expected life	**4 years**	n/a	4 years
Expected volatility	**60%**	n/a	45%
Dividend yield	**4.45%**	n/a	4.45%
Weighted average fair values of options granted in the period	**£0.06**	n/a	£0.56

(v) Purchase consideration

Under UK GAAP the fair value of the shares offered as consideration for the acquisition of Corus Nederland BV was determined by reference to the market price of the Group shares on the date the offer became unconditional, 6 October 1999. Under US GAAP the fair value of these shares was based on the market price of the shares when the principle terms of the acquisition were announced, 7 June 1999. This difference resulted in a lower purchase consideration under US GAAP which means the recognised capital issued and goodwill on the Corus Nederland BV acquisition is lower.

(vi) Disposal of Group undertakings

On 23 January 2001, AvestaPolarit Oyj Abp was created by the merger of the Corus subsidiary Avesta Sheffield AB (publ) and the stainless steel activities of Outokumpu Oyj. Under UK GAAP this combination was treated as an exchange of shares, with AvestaPolarit Oyj Abp becoming an associated undertaking. Under US GAAP the transaction would be treated as a disposal of a subsidiary followed by a separate acquisition of an associate. This gave rise to a loss on the sale of Avesta Sheffield AB (publ), for US GAAP purposes, in the 12 months to 29 December 2001.

The loss was calculated as the difference between the US GAAP carrying value of Avesta Sheffield AB (publ) and the fair value of shares in AvestaPolarit Oyj Abp received as consideration. The US GAAP carrying value had included amounts for unamortised goodwill, capitalised interest costs and deferred taxation that were different from the UK GAAP carrying value. There was also an adjustment for minority interests in Avesta Sheffield AB (publ).

During 2002 the investment in AvestaPolarit Oyj Abp was sold. Under UK GAAP the unamortised element of any goodwill arising on the formation of the associate was charged against earnings as part of the loss on disposal. In addition any goodwill previously written off directly to reserves in respect of the investment in AvestaPolarit Oyj Abp was also charged against the loss on disposal.

Under US GAAP these balances of goodwill had previously been dealt with as part of the original disposal of the subsidiary investment in Avesta Sheffield AB (publ). They were added back to UK GAAP earnings in 2002 as part of the US GAAP reconciliation.

(vii) Deferred taxation

Following the adoption of FRS 19 'Deferred Tax' under UK GAAP by Corus in the period to 29 December 2001, the treatment of deferred tax under UK and US GAAP is more similar than in prior periods. However Corus has chosen to discount deferred tax balances under UK GAAP. Discounting is prohibited for US reporting. The remaining differences on deferred taxation mainly relate to the taxation effects of all the other US GAAP adjustments.

(viii) Accelerated depreciation

Under UK GAAP if there is an indication of impairment then relevant assets should be tested for impairment and if necessary written down to their value in use. The value in use is calculated based on discounted future pre-tax cash flows related to the asset or the income-generating unit to which the asset belongs.

US GAAP assesses whether impairment is necessary based on undiscounted cash flows. An impairment loss exists if the sum of these cash flows is less than the carrying value of the assets. The impairment loss is measured as the difference between fair value based on discounted cash flows and carrying value of the assets.

Certain of the asset impairments charged under UK GAAP in the period to 30 December 2000 did not meet the undiscounted cash flow test required by US GAAP. Therefore the impairments would not be recognised in the US GAAP Shareholders' equity. However, additional depreciation of £8m (2002: £20m; 2001: £21m) on these assets would continue to be charged to US GAAP earnings.

37. Supplementary information for North American investors continued

The impairments made in 2000 that were allowed under US GAAP totalled £263m and were largely related to the following carbon steel assets at the UK locations shown:

- Llanwern: the closure of the iron and steelmaking operations; the closure of the annealing and tempering facilities, and a reduction in activity at the hot strip mill and cold mill operations;
- Ebbw Vale: site closure;
- Shotton: the closure of the pickle line, cold mill and one electro-zinc line;
- Teesside: the closure of the coil plate mill; and
- Bryngwyn: site closure.

These impairments arose following a strategic review by Corus of its UK carbon steel activities. This review proposed a reduction of over 3mt per annum in UK flat products. In determining the impairment charges, future cash flows for the income- generating units holding these assets were discounted at the Group's weighted average cost of capital as adjusted for specific risks of the income-generating units. The cash flows used covered a period equivalent to the average remaining lives of the fixed assets to provide an estimate of their value in use.

In addition to the impairment charges for UK assets, at December 2000 the Group provided accelerated depreciation for the write down of direct reduced iron facilities in Mobile, USA, following a decision to mothball the plant.

Following the 2000 impairments, reviews of the value in use of fixed assets of the UK steel production and processing related income-generating units affected by this restructuring have been performed annually, to comply with the requirements of UK GAAP. Continuing losses meant that the impairment reviews in 2002 gave rise to additional charges of £206m under US GAAP, of which £89m was recognised under UK GAAP in 2002 and £117m as at 30 December 2000.

In the current period impairment reviews have given rise to an additional charge of £81m in respect of the Group's mini-mill operation in Tuscaloosa, USA. Of this charge £23m was recognised under UK GAAP in the current period and £58m as at December 2000.

UK GAAP allows the reversal of an impairment loss where the recoverable amount increases due to a change in economic conditions or in the expected use of an asset. Such reversals are prohibited under US GAAP. In the current period £4m (2002: £14m) of previously recognised impairment charges have been credited to UK GAAP earnings. This credit has been reversed in the US GAAP reconciliation.

(ix) **Derivatives**
SFAS 133 'Accounting for Derivative Instrument and Hedging Activities' establishes accounting and reporting standards for derivative instruments and hedging activities. In general, SFAS 133 requires that companies recognise all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Corus adopted SFAS 133, for US reporting purposes, on 1 January 2001. Upon adoption of SFAS 133, derivative liabilities of approximately £4m in respect of commodity contracts and derivative assets of £4m in respect of currency contracts were recognised on the balance sheet with an equivalent offset to the income statement. Future changes in fair value are recorded in the net income statement for US reporting purposes. Under UK GAAP no account is taken of unrealised profits or losses on open commodity or exchange contracts that are intended as a hedge. Such profits or losses are accounted for at the time that the underlying transaction is completed.

(x) **Profit on disposal of fixed assets**
Under UK GAAP any profit or loss arising on the sale and operating leaseback of fixed assets may generally be taken to the profit and loss account immediately in the period in which the sale takes place. However for US GAAP purposes, under SFAS 28 'Accounting for Sales with Leasebacks' any such gain or loss must be deferred and amortised over the contract lease period.

(xi) **Securitisation of trade receivables**
As discussed in Note 16, the Group launched a revolving period debtors securitisation programme during 2002. For US GAAP there is no equivalent of the linked presentation adopted for UK reporting purposes to reflect this programme. Under the terms of this programme SFAS 140 'Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities' would require the consolidation of the third party to whom the pool of debtors are initially assigned. Therefore cash advanced under this arrangement would be treated as a borrowing under US GAAP, but this has no impact on the shareholders' equity.

(xii) **Fixed assets**
For US GAAP, the fair value of the shares offered as purchase consideration for the stake in AvestaPolarit Oyj Abp was less than the fair value of the share of net assets acquired by Corus in the new company. This difference, or negative goodwill, was treated as a deduction from the carrying value of fixed assets in the reconciliation of US GAAP equity. It was then being amortised over a period of 15 years. During 2002 as part of the adoption of SFAS 141 'Business Combinations', the Group wrote off the negative goodwill associated with AvestaPolarit Abp Oyj of £77m as a cumulative change in accounting principle.

(xiii) **Debt issue costs**
Under UK GAAP the cost of renegotiating new loan facilities with lenders cannot be deferred. Whereas under US GAAP they can be deferred and amortised through the profit and loss account over the life of the debt facility.

37. Supplementary information for North American investors continued

New US accounting standards

In June 2002, the FASB issued SFAS 146 'Accounting for Costs Associated with Exit or Disposal Activities'. This statement requires that liabilities for costs associated with exit or disposal activities be recognised and measured initially at fair value when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after 31 December 2002. The adoption of this standard has not had a material impact on Corus.

In April 2003, the FASB issued SFAS 149 'Amendment of Statement 133 on Derivative Instruments and Hedging Activities'. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. The guidance in SFAS 149 is generally effective prospectively for contracts entered into or modified and for hedging relationships designated after 30 June 2003. The adoption of SFAS 149 has not had a material impact on the Company's financial statements.

In May 2003, the FASB issued SFAS 150 'Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity'. SFAS 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS 150 are effective for all financial instruments entered into or modified after 31 May 2003, and otherwise are effective the first interim period beginning after 15 June 2003. However, the guidance applying to mandatorily redeemable noncontrolling interests has been deferred. The Company does not expect this statement to have a material impact on the financial statements.

On 23 December 2003, the FASB released SFAS 132 (Revised 2003) 'Employers' Disclosures about Pensions and Other Postretirement Benefits'. The revised standard provides required disclosures for pensions and other postretirement benefit plans and is designed to improve disclosure transparency in financial statements. As disclosed in Note 32, the Company adopted SFAS 132 (Revised 2003) for its UK pension plans for the year ended 3 January 2004. Disclosure requirements for all other plans will be effective for the Company in 2004.

In November 2002 the FASB issued FIN 45 'Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees for indebtedness of Others'. This interpretation addresses the disclosures to be made by the Group for any obligations under guarantees, and the requirements related to the recognition of liabilities for those guarantees at their inception. The adoption of the accounting provisions of FIN 45 have not had a material impact on Corus. Note 30 discloses the value of Corus' contingent liabilities for all guarantees given under trade agreements. In addition, Note 25 discloses details of Corus' provisions for product warranties. These provisions are assessed in accordance with the requirements of FRS 12 under UK GAAP. This means that the amount recognised as a provision is the best estimate of the expenditure required to settle all anticipated warranty claims as at the balance sheet date.

In December 2003, the FASB revised FIN 46 'Consolidation of Variable Interest Entities'. This interpretation clarifies the application of Accounting Research Bulletin No. 51 'Consolidated Financial Statements' by requiring that certain entities known as Variable Interest Entities ('VIEs') must be consolidated by the primary beneficiary of the entity. The Company plans to adopt the revised FIN 46 for special purpose entities created before 1 February 2003 with effect as from 4 January 2004. The Company will apply the revised FIN 46 for VIEs not considered to be special purpose entities before 1 February 2003 with effect from 30 June 2004. Further impacts of adopting this standard are being assessed.

EITF Issue No. 00-21 'Accounting for Revenue Arrangements with Multiple Deliverables' addresses the issues of (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting; and (2) how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after 15 June 2003. The Company does not expect this consensus to have a material impact on the financial statements.

In May 2003, the EITF reached a final consensus on Issue No. 01-08 'Determining Whether an Arrangement is a Lease'. The Task Force concluded that the evaluation of whether an arrangement contains a lease within the scope of SFAS 13 should be based on the substance of the arrangement using specific guidance detailed in Issue 01-08. The consensus is effective for any arrangements agreed or committed to, modified, or acquired in business combinations initiated after 1 January 2004.

Five year financial summary

Profit and loss account

	Periods ended					
	12 months to 3 Apr 1999 £m	6 months to 2 Oct 1999 £m	15 months to 30 Dec 2000 £m	12 months to 29 Dec 2001 £m	12 months to 28 Dec 2002 £m	**12 months to 3 Jan 2004 £m**
Group turnover						
Continuing operations						
United Kingdom	2,491	1,048	3,073	2,282	2,071	**2,148**
Other European	1,757	751	4,880	3,846	3,658	**4,153**
North America	465	231	1,389	877	881	**781**
Other areas	330	146	610	614	578	**871**
	5,043	2,176	9,952	7,619	7,188	**7,953**
Discontinued operations	1,216	533	1,746	80	–	**–**
	6,259	2,709	11,698	7,699	7,188	**7,953**
Group operating loss						
Continuing operations	(86)	(199)	(1,306)	(388)	(446)	**(208)**
Discontinued operations	(88)	10	150	3	–	**–**
	(174)	(189)	(1,156)	(385)	(446)	**(208)**
Share of operating results of joint ventures and associated undertakings						
Continuing operations	(1)	1	–	10	4	**9**
Discontinued operations	(2)	(1)	–	2	17	**–**
	(3)	–	–	12	21	**9**
Operating loss	(177)	(189)	(1,156)	(373)	(425)	**(199)**
Profit on disposal of fixed assets and group undertakings	8	10	5	19	115	**45**
Loss before interest	(169)	(179)	(1,151)	(354)	(310)	**(154)**
Net interest and investment income	27	12	(124)	(108)	(94)	**(101)**
Loss on ordinary activities before taxation	(142)	(167)	(1,275)	(462)	(404)	**(255)**
Taxation	69	27	286	43	(61)	**(53)**
Minority interests	24	(4)	(53)	–	7	**3**
Loss for financial period	(49)	(144)	(1,042)	(419)	(458)	**(305)**
Dividends	(201)	–	(31)	–	–	**–**
Loss retained for the period	(250)	(144)	(1,073)	(419)	(458)	**(305)**
Loss per ordinary share in pence	(2.41)	(7.06)	(32.56)	(13.04)	(14.23)	**(9.25)**
Dividend per ordinary share in pence	10.0	–	1.0	–	–	**–**
Loss per ADS in £	(0.24)	(0.71)	(3.26)	(1.30)	(1.42)	**(0.93)**
Dividend per ADS in £	1.00	–	0.10	–	–	**–**
Amounts in accordance with US GAAP:						
Operating loss	(178)	(199)	(880)	(543)	(419)	**(204)**
Net loss for financial period	(41)	(160)	(770)	(570)	(398)	**(345)**
Loss per ADS in £	(0.21)	(0.81)	(2.48)	(1.83)	(1.27)	**(1.05)**

Up to 6 October 1999 the results presented above are those of British Steel plc only. Following the merger of British Steel plc and Koninklijke Hoogovens NV on 6 October 1999 the results presented are the combined results of these two entities. In the 15 month period ended 30 December 2000 Koninklijke Hoogovens NV contributed £4,105m to Group turnover. Discontinued operations relate to the results of AvestaPolarit Oyj Abp and the predecessor, Avesta Sheffield AB. As described in Note 10, the earnings per share figures for all prior periods have been restated as a result of the placing and open offer in December 2003.

Balance sheet

	As at					
	3 Apr 1999 £m	2 Oct 1999 £m	30 Dec 2000 £m	29 Dec 2001 £m	28 Dec 2002 £m	**3 Jan 2004 £m**
Fixed assets	3,480	3,344	4,143	3,750	3,126	**2,984**
Current assets	3,691	3,635	4,255	3,368	3,305	**3,396**
Total assets	7,171	6,979	8,398	7,118	6,431	**6,380**
Long term borrowings	(825)	(1,036)	(1,766)	(1,612)	(1,428)	**(1,280)**
Creditors, provisions and minority interests	(2,270)	(2,020)	(3,137)	(2,445)	(2,281)	**(2,303)**
Shareholders' funds	4,076	3,923	3,495	3,061	2,722	**2,797**
Shareholders' funds in accordance with US GAAP:						
Capital stock	991	991	1,566	1,569	1,572	**1,863**
Other reserves	3,510	3,200	2,474	1,855	1,528	**1,312**
	4,501	4,191	4,040	3,424	3,100	**3,175**

Some important data in euros

Corus does not prepare its accounts in euros but has produced the following financial summary for the information of its shareholders. Certain sterling amounts have been translated into euros at the rates indicated below. Such translations should not be construed as representations that the sterling amounts represent, have been or could be converted into, euros at that or any other rate.

Profit and loss account

	Period ended				
	6 months to 2 Oct 1999 €m	15 months to 30 Dec 2000 €m	12 months to 29 Dec 2001 €m	12 months to 28 Dec 2002 €m	**12 months to 3 Jan 2004 €m**
Group turnover					
Continuing operations					
United Kingdom	1,597	4,995	3,683	3,301	**3,120**
Other European	1,144	7,933	6,208	5,830	**6,034**
North America	352	2,258	1,416	1,404	**1,135**
Other areas	222	992	991	921	**1,266**
	3,315	16,178	12,298	11,456	**11,555**
Discontinued operations	812	2,838	130	–	**–**
	4,127	19,016	12,428	11,456	**11,555**
Group operating loss					
Continuing operations	(302)	(2,123)	(627)	(711)	**(302)**
Discontinued operations	15	244	5	–	**–**
	(287)	(1,879)	(622)	(711)	**(302)**
Share of operating results of joint ventures and associated undertakings					
Continuing operations	2	–	16	7	**13**
Discontinued operations	(2)	–	3	27	**–**
	–	–	19	34	**13**
Operating loss	(287)	(1,879)	(603)	(677)	**(289)**
Profit on disposal of fixed assets and group undertakings	15	8	31	183	**65**
Loss before interest	(272)	(1,871)	(572)	(494)	**(224)**
Net interest and investment income	18	(202)	(174)	(150)	**(146)**
Loss on ordinary activities before taxation	(254)	(2,073)	(746)	(644)	**(370)**
Taxation	41	465	69	(97)	**(77)**
Minority interests	(6)	(86)	–	11	**4**
Loss for financial period	(219)	(1,694)	(677)	(730)	**(443)**
Dividends	–	(50)	–	–	**–**
Loss retained for the period	(219)	(1,744)	(677)	(730)	**(443)**
Loss per ordinary share in euros	(0.11)	(0.53)	(0.21)	(0.23)	**(0.13)**
Dividend per ordinary share in euros	–	0.02	–	–	**–**
Loss per ADS in euros	(1.08)	(5.29)	(2.11)	(2.27)	**(1.34)**
Dividend per ADS in euros	–	0.16	–	–	**–**
Amounts in accordance with US GAAP					
Loss for financial period	(244)	(1,252)	(920)	(634)	**(501)**
Loss per ADS in euros	(1.23)	(4.03)	(2.95)	(2.02)	**(1.53)**

The profit and loss account has been translated at the average rate for the period of €1.4529 (12 months to 28 Dec 2002: €1.5937; 12 months to 29 Dec 2001: €1.6143; 15 months ended 30 Dec 2000: €1.6256; 6 months ended 2 Oct 1999: €1.5234) to £1.00.

Balance sheet

	As at				
	2 Oct 1999 €m	30 Dec 2000 €m	29 Dec 2001 €m	28 Dec 2002 €m	**3 Jan 2004 €m**
Fixed assets	5,175	6,592	6,159	4,811	**4,240**
Current assets	5,625	6,770	5,532	5,087	**4,826**
Total assets	10,800	13,362	11,691	9,898	**9,066**
Long term borrowings	(1,603)	(2,810)	(2,647)	(2,198)	**(1,819)**
Creditors, provisions and minority interests	(3,126)	(4,991)	(4,016)	(3,511)	**(3,272)**
Shareholders' funds	6,071	5,561	5,028	4,189	**3,975**
Shareholders' funds in accordance with US GAAP	6,486	6,428	5,624	4,771	**4,512**

The balance sheet has been translated at the period end rate of €1.4210 (28 Dec 2002: €1.5391; 29 Dec 2001: €1.6425; 30 Dec 2000: €1.5911; 2 Oct 1999: €1.5475) to £1.00.

Other key data

		Periods ended					
		12 months to 3 Apr 1999	6 months to 2 Oct 1999	15 months to 30 Dec 2000	12 months to 29 Dec 2001	12 months to 28 Dec 2002	**12 months to 3 Jan 2004**
Capital expenditure	£m	189	55	400	166	188	**163**
Average number of employees	000s	46	44	65	56	52	**50**
Turnover per employee	£000s	135	62	180	138	139	**158**
Employment costs: turnover	%	20.6	22.2	20.6	21.3	21.8	**21.9**
Liquid steel production	mt	16.7	8.3	20.0	17.7	17.1	**19.4**
Research and development expenditure (gross)	£m	49	22	113	66	71	**69**
UK consumption of main finished steel products:	mt						
Within Corus' range		11.5	5.6	14.2	10.8	10.7	**10.7**
Outside Corus' range		2.8	1.3	3.2	2.7	2.0	**2.1**
		14.3	6.9	17.4	13.5	12.7	**12.8**
UK consumption of main finished steel products within Corus' range was met by:	mt						
Corus' deliveries		6.2	3.0	7.8	5.5	5.4	**5.5**
Other UK steel companies' deliveries		0.6	0.3	0.7	0.6	0.6	**0.5**
Imports		4.7	2.3	5.7	4.7	4.7	**4.7**
		11.5	5.6	14.2	10.8	10.7	**10.7**
Corus' UK market share	%	54	53	55	51	50	**51**

Analysis of shareholdings at 3 January 2004

By size of holding	Holdings		Ordinary shares held	
	Number	Percentage	Number	Percentage
1 – 100	5,096	3.22	366,828	0.01
101 – 500	48,646	30.73	20,197,428	0.45
501 – 1,000	51,231	32.36	39,845,765	0.90
1,001 – 5,000	42,298	26.72	87,555,793	1.97
5,001 – 10,000	5,121	3.23	36,665,913	0.83
10,001 – 50,000	4,682	2.96	94,395,446	2.13
50,001 – 100,000	444	0.28	30,191,366	0.68
100,001 – 1,000,000	490	0.31	172,945,808	3.90
1,000,001 – Highest	307	0.19	3,952,594,703	89.13
	158,315	100.00	4,434,759,050	100.00

By category of shareholder	Holdings		Ordinary shares held	
	Number	Percentage	Number	Percentage
Male	90,881	57.41	207,861,928	4.69
Female	51,082	32.27	78,749,115	1.78
Joint Account	13,771	8.70	25,448,046	0.57
Bank	6	–	3,675,579	0.08
Nominee Company	2,127	1.34	3,636,826,564	82.01
Insurance Company	4	–	3,904,786	0.09
Pension Fund	15	0.01	102,524	–
Other Limited Company	340	0.22	436,103,002	9.83
Other Corporate Body	86	0.05	42,029,836	0.95
Public Limited Company	3	–	57,676	–
	158,315	100.00	4,434,759,050	100.00

Glossary

Term used in report and accounts	US equivalent or definition
Accounts	Financial statements
Advance corporation tax (ACT)	Tax payable on company distributions recoverable from UK taxes due on income
Joint ventures and associated undertakings	Equity investees
Trade creditors	Accounts payable
Creditors: amounts falling due within one year	Current liabilities
Creditors: amounts falling due after more than one year	Long term liabilities
Debtors: amounts falling due after more than one year	Other non-current assets
Employment costs	Payroll costs
Finance lease	Capital lease
Fixed asset investments	Non-current investments
Interests in joint ventures and associated undertakings	Securities of related parties
Loans to joint ventures and associated undertakings	Indebtedness of related parties not current
Other debtors	Other current assets
Profit	Income
Profit and loss account (statement)	Income statement
Profit and loss account (under 'Capital and reserves' in Balance sheet)	Retained earnings
Profit on sale of fixed assets	Gain on disposal of non-current assets
Profit for financial year	Net income
Secured	Pledged as collateral
Shareholders' funds	Shareholders' equity
Stocks	Inventories
Tangible fixed assets	Property, plant and equipment
Trade debtors	Accounts receivable (net)
Turnover or revenue	Sales

Information for shareholders

Shareholder enquiries

Ordinary shares
Administrative enquiries concerning shareholdings, such as dividend payments, notification of change of address or the loss of a share certificate should be addressed to:

Lloyds TSB Registrars
The Causeway, Worthing
West Sussex
BN99 6DA
Telephone: 0870 600 3961

Shareholders can obtain details of their shareholdings via a web-based enquiry service: www.shareview.co.uk. You will need your eight digit shareholder reference number.

American Depositary Receipts (ADRs)
Corus' ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares (ADSs), evidenced by ADRs, and trade under ticker symbol CGA.

Each ADS is equivalent to 10 ordinary shares. Enquiries regarding ADR holders' accounts and payment of dividends should be directed to the Depositary:

The Bank of New York
Investor Relations
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Toll Free telephone # for domestic callers:
1-888-BNY-ADRS (1-888-269-2377)
International callers can call:
1-610-382-7836

Email: shareowners@bankofny.com

Website for shareholder inquiries
www.stockbny.com

The Bank of New York's ADR website
www.adrbny.com

Other enquiries
Other general information about the Group's business and copies of the Health, Safety and Environment brochure may be obtained from:

UK
The Secretary's Office
Corus
30 Millbank
London SW1P 4WY
FREEPHONE 0800 484113

Netherlands
Secretariat Department
Corus
PO Box 10.000
1970 CA IJmuiden
The Netherlands
Telephone: +31 (0)251 49 19 52

Annual General Meeting
The 2003 Annual General Meeting of shareholders will be held at Hilton London Metropole, Edgware Road, London W2 1JU on 22 April 2004 at 11.00am.

Voting for overseas shareholders
ADR holders may instruct The Bank of New York as to how the ordinary shares represented by their ADRs should be voted by completing and returning the voting card in accordance with the instructions printed thereon.

Holders of shares traded on Euronext can request a proxy form from the ABN AMRO Servicedesk.
Telephone: +31 (0)765 79 94 55

Share price information
The latest Corus share price is available from the Financial Times Cityline Service.
Telephone: 0906 8433311

Website
The Corus website address is www.corusgroup.com

Dividend
No dividend was paid during 2003 and the Board has not recommended the payment of any final dividend.

Form 20-F
The Company is subject to the reporting requirements of the US Securities and Exchange Commission ('SEC'). In compliance with these regulations, the Company will file its Annual Report on Form 20-F with the SEC in March 2004. Copies may be obtained from The Bank of New York or the Secretary's Office.

Placing and open offer taxation

The Inland Revenue has provided the following statement on the UK tax consequences for Corus shareholders of the sub-division of the old ordinary shares and of the subsequent open offer announced by Corus on 12 November, 2003.

1. The sub-division of the old ordinary 50p shares into new ordinary 10p shares and deferred 40p shares means that it is necessary for shareholders to apportion their original CGT base cost between the two new holdings. The Inland Revenue accept that, at the time of the reorganisation, the deferred shares had no value and that, as a consequence of this, they would expect shareholders to apportion the entire base cost of their old ordinary shares to the new ordinary shares.

2. Given that the entire base cost of the old ordinary shares is properly attributable to the new ordinary shares no part of the original base cost is attributable to the deferred shares. The subsequent transfer or cancellation of the deferred shares for nil consideration will not therefore give rise to any allowable CGT loss to holders of the deferred shares.

3. The terms of Revenue Interpretation 74 (August 1994) apply to the open offer. The text of that interpretation is as follows:

An open offer is an arrangement under which a company invites its shareholders to subscribe for shares subject to a minimum entitlement based on their existing shareholdings. The shareholders may also be given the opportunity to subscribe for shares which other shareholders do not want. This may be subject to a maximum. For capital gains purposes the Revenue will treat any subscription for shares, which is equal to or less than the shareholder's minimum entitlement, as a share reorganisation. Any shares subscribed for in excess of the minimum entitlement will be treated as a separate acquisition.

The effect of statement 3 is that a Corus shareholder should not be treated as making a disposal of all or part of his existing holding of new ordinary shares by reason of the issue to that shareholder of new ordinary shares pursuant to the open offer. Instead the new ordinary shares issued pursuant to the open offer will generally be treated as acquired at the time the shareholder is deemed to have acquired the existing holding of new ordinary shares and the cost of any new ordinary shares subscribed by a shareholder pursuant to the open offer should generally be added to the base cost of the shareholder's existing holding of new ordinary shares.

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www.corusgroup.com

Corus Group plc
30 Millbank
London
SW1P 4WY
United Kingdom
T +44 (0)20 7717 4444
F +44 (0)20 7717 4455

Registered in England No. 3811373

Restoring Success

Annual Review 2003

What are we doing to restore success?

Corus is an international metals group that manufactures, processes and distributes steel and aluminium products and provides related services in design, technology and consultancy.

After a period of under-performance the Company has begun a process of restoring success which will close the competitive gap between Corus and its European competitors. With a new leadership team and a clear plan to release its potential and improve its performance, Corus is committed to building a solid platform for future growth.

This abridged report does not contain sufficient information to allow for a full understanding of the results of the Group and state of affairs of the Company or of the Group. For further information the full financial statements, the auditors' statement on those accounts, the Directors' report and Report on remuneration should be consulted. Should you wish to obtain a copy of the full Report & Accounts 2003, free of charge, or elect to receive these in future years, please write to the Company's Registrars at the address shown on page 34.

Corus Group plc's principal address is Corus, 30 Millbank, London SW1P 4WY, United Kingdom

Contents

Operational and financial highlights

- **Turnover of £8.0bn represented an increase of 11% compared to 2002 (£7.2bn) reflecting both higher selling prices and sales volumes.**

- **The Group operating loss before exceptionals reduced by £327m to £66m (2002: £393m). After exceptional items the Group operating loss reduced to £208m (2002: £446m).**

- **The rise in turnover together with improvements in manufacturing performance and cost efficiency more than offset the rise in input prices.**

- **The principal items within the exceptional charge of £142m relate to UK restructuring and asset impairment.**

- **Net debt reduced to £1.0bn with gearing down to 37%. Second half reduction of £0.5bn, reflecting equity proceeds and reversal of working capital build-up in the first half.**

Financial summary (£m)

	2003	2002
Turnover	**7,953**	7,188
Operating loss (before exceptional items)	**(66)**	(393)
Group operating loss	**(208)**	(446)
Net result	**(305)**	(458)
Earnings per share (restated)*	**(9.25)p**	(14.23)p
Net debt at end of period	**(1,013)**	(1,236)

* See page 30 for explanation of restatement of earnings per share.

What are we doing to turn Corus around?

We have appointed a new Chief Executive, reviewed and strengthened the Board and our top team, analysed the competitive gap between Corus and its European peers and launched the 'Restoring Success' programme, to close the gap by the end of 2006.

Chairman's statement

"Corus had to change – and is doing so. We now have the people, the plan and the resources to improve our performance and release the Company's potential."



2003 review

Corus had a difficult start to 2003. Following the unsuccessful execution of a number of projects and market perceptions of uncertainty over financial viability, the share price fell to less than 4p. Nevertheless, results for the year as a whole showed a significant improvement over the previous year. The Group pre-exceptional operating loss reduced by £327m to £66m, (2002: £393m) and reflected higher selling prices and sales volume, together with improvements in manufacturing performance and cost efficiency. After exceptional items the Group operating loss reduced to £208m (2002: £446m).

In addition, our financial position has strengthened, reflected in a significant reduction in net debt at year end to £1bn (2002: £1.2bn), which translates into gearing of 37%. No final dividend will be paid.

Initiating the recovery

Despite the difficulties at the start of the year, we knew that Corus had considerable strengths including some good market positions and a number of projects under way to improve performance. To turn the Company round, it was clear we needed to release its potential.

Recognising that recovery had to begin with new leadership, the Board appointed Philippe Varin as Chief Executive in May 2003. Philippe, in turn, has strengthened the management at executive level and, building on initiatives already in place, has initiated a new and comprehensive programme for the Company's recovery – 'Restoring Success'.

In a challenging and global industry such as ours, we need to concentrate on those markets and products where Corus has the strength and resources to compete successfully. Hence our strategy, confirmed by Philippe on his arrival, to focus on selected areas of carbon steel. We need a significant increase in investment to restructure our UK businesses and exploit the opportunities to improve our performance. That is the purpose of 'Restoring Success'. As Philippe explains on the following pages, the programme is under way.

Furthermore, we now have the finances to carry out the task quickly and in full – thanks to a new banking facility signed in July and an equity issue in December that raised net proceeds of £291m. We see the equity issue, in particular, as a vote of confidence by our shareholders in our plans for the future. With the resources they have provided, we can move ahead with rebuilding the Company and delivering a return on their investment.

Board, management and employees
I would like to pay tribute to my predecessor Sir Brian Moffat who retired in June after 35 years of dedicated service. On behalf of the Board I would like to extend our very best wishes for a long and happy retirement.

During 2003, we strengthened the Board, retaining its international composition with the appointment of two new independent, non-executive directors – Kurt Lauk and Andrew Robb. Andrew, with his broad financial experience, has agreed to chair the Audit committee. We are also pleased to announce the appointment of Tony Hayward as Senior Independent Director. Following Henk Vrins' retirement from the Board in March 2004, I would like to thank him for his contribution of 35 years to Corus and its predecessor company and to wish him the very best for the future.

Also during the year, we carried out a thorough review of the Board including its functions, committees and terms of reference. Further details of this review and future actions are set out in the Directors' report.

As you will see on page 24, we have reviewed and redesigned our incentive schemes to align long-term senior management rewards more closely to the creation of value for shareholders. We have also amended the all-employee sharesave scheme with a view to relaunching it in 2004. We will be seeking approval for these proposals at the Annual General Meeting.

The focus of our effort is to sharpen our accountability and to ensure the whole Corus team is pulling together in the interests of our shareholders, customers and employees. We also recognise the need for constructive, open-minded dialogue with all those with an interest in the Company. We have worked hard to improve our communications and explain what needs to be done and why. The support we have received from our stakeholders has been very encouraging.

Safety and the environment
Inherent in 'Restoring Success' are ever-higher standards of safety and environmental performance. Although we have seen improvements in our underlying safety record, we still have much to do. The Board has therefore endorsed new measures to sharpen the focus on safety and keep raising standards. As we continue to improve our environmental performance, we ask that legislators pay due regard to the competitive position of manufacturing industry, the Company and its

customers, ensuring that a level playing field exists in an international context.

Prospects
The Board believes that Corus has started on the road to recovery. Our confidence rests in the quality of the current leadership under Philippe and his ambitious but achievable plan for restoring the Company's fortunes. For all its recent troubles, ours is a business with great strengths that we know we can build upon going forward. We are also encouraged by the tremendous commitment of our people and I would like to extend my thanks to our employees for their contribution. Seeing what they have accomplished under all the difficulties of recent years, we know they can achieve the much-needed success with the right management, the right motivation and the right investment.

Our recovery will inevitably take time. That said, the general market outlook is somewhat more positive than at this time last year and Corus is moving forward with a new sense of purpose and direction. With our new team in place, our finances in better shape and 'Restoring Success' under way, we have taken the first crucial steps towards turning the business round and building value for all our stakeholders.

Jim Leng
Chairman

Chief Executive's statement

"Our plan requires us to act fast and the pace of change is accelerating. But we will not cut corners. Restoring our performance means carefully building the platform we need for future growth."



2003 performance

As the Chairman has mentioned, the results for 2003 showed a significant improvement over 2002. The main factors contributing to this improvement arose in the carbon steel segment as a result of higher selling prices (inclusive of exchange rate gains from the weaker pound against the euro) and increased sales deliveries; improved manufacturing performance reflected in higher steel production (including the resumption of a two blast furnace operation at Port Talbot, and increased output in IJmuiden at both the steel plant and the Direct Sheet Plant); and benefits from ongoing measures to improve cost efficiency. These positive factors more than offset the negative impact of increases in raw material and energy prices (which were only partly offset by the weaker US dollar against sterling) and inflationary pressures on other conversion costs, including employment.

At the end of the year, net debt amounted to around £1bn (2002: £1.2bn) and equated to a gearing ratio of 37% (net debt/net tangible assets) (2002: 46%). This reduction mainly reflected the receipt of £291m in net proceeds from the equity placing and open offer, and the reversal of the working capital build in the first half of the year.

Another key measure of our performance is safety. During 2003 we improved our lost time injury performance but the year also brought a number of fatalities. We know our performance must improve.

What have we done to release our potential?

In order to concentrate on what we do best, we have chosen to focus on selected areas of carbon steel. To release Corus' potential, we have strengthened our senior leadership and created a more international and accountable team. We have restructured our organisation for better performance and customer service and begun building a 'one-Corus' culture.

Strategic focus

We have confirmed our intention to focus on carbon steel. Regarding our aluminium assets, we have entered into the early stages of a process to consider a number of options which may lead to discussions with third parties. However, as long as aluminium remains part of our portfolio, we will continue to develop the business and improve its performance.

The task ahead

When I became Chief Executive in May 2003, my first priority was to establish the scale of the challenge facing Corus. To do this, we compared our performance with that of our European competitors, taking as our measure the ratio of our earnings before interest, tax, depreciation and amortisation (our EBITDA) to our sales.

Comparing our own EBITDA-to-sales ratio with the average of European peers revealed that Corus lagged six percentage points behind. This is a significant competitive gap and our objective, very simply, is to close it.

To succeed we needed three things – the people to make it happen; the plans to effect the change; and the finance to carry it through. The actions we have taken in these three areas comprise 'Restoring Success'. Launched in the second half of 2003, 'Restoring Success' aims to close that competitive gap.

We are conscious that we need to act fast and the pace of change is therefore accelerating. But we will not cut corners. Short-term fixes are not the answer and we know we will succeed only by building a robust platform for future growth.

Management and leadership

A new team

Before launching 'Restoring Success', we reviewed our entire senior team – some 50 individuals including our Executive committee – and made a number of changes. Five members of the Executive committee are new in the last 12 months. Today's senior leadership is drawn from a broader, more international pool of talent than in the past. It also has the qualities we need for restoring the business – an international outlook, a clear focus on priorities, a willingness to be accountable and a strong commitment to sharing and adopting best practice across the Group.

A new structure

Our early diagnosis showed that we needed a new type of organisation – one that was less complex and bureaucratic, less UK-centric, more capable of sharing information and more clearly focused on business priorities.

To address these issues, we have replaced the existing structure with four core divisions, each headed by a member of the Executive committee. In a change from past practice, three of the divisional heads will be located outside London.

The new structure ensures greater accountability for performance and customer service while making better use of our internal supply chains and facilitating the sharing of resources and best practice. We intend to report according to the new structure in our 2004 accounts.

A new culture

The changes of management and the new organisation are designed to accelerate our progress towards a 'one-Corus' culture. To succeed, we know we must operate as a single, integrated company.

To this end, we are working towards better communication, systematic sharing of good ideas and practices and a sharper focus on the customer and the competition. We want a





Corus is to focus on carbon steel

What have we done to improve our operational performance?

With the right leadership and organisation in place, 'Restoring Success' focuses on our operational performance. We have launched a programme that builds on the performance-improvement initiatives already established, delivers the restructuring of our UK operations and provides further opportunities to achieve the improvement we need.

culture in which managers are fully accountable and employees are incentivised to give their best to the business. Only then, we believe, can we unlock the substantial potential that exists within Corus.

Operational performance

In formulating our plan, we looked at the performance-improvement initiatives under way and the benefits of the UK restructuring programme first outlined in April 2003. While these were taking us some way towards our objective, they still were not enough to close the competitive gap. Hence the further initiatives announced during the year.

Existing initiatives

A number of excellent performance improvement initiatives have been under way for some time and continue on target. They include:

- the completion of existing manning reduction programmes

- the *World Class IJmuiden* initiative, aimed at improving the performance of the Dutch strip products business

- the *High Performance Strip UK* programme.

These initiatives are expected to deliver £210m per annum of benefits between June 2003 and the end of 2005.

UK restructuring

The aim of the UK restructuring programme is to improve the efficiency of our UK steelmaking businesses in order to reduce costs and generate cash throughout the economic cycle. Corus' crude steel production in the UK will be focused on just three sites – Rotherham, Port Talbot and Scunthorpe – with capacity more closely aligned to likely future demand.

The programme requires significant investment in our engineering steels business as we concentrate our steelmaking, casting and rolling at Rotherham. Our aim, here, is to enable Corus Engineering Steels to achieve a competitive position in the European Market. Other initiatives will concentrate the production of strip products on Port Talbot and long products on Scunthorpe. The programme is well under way and is expected to add £120m of benefits by the end of 2006 compared to June 2003.

Further initiatives

In the second half of 2003, we have carried out a detailed review of our

business units to identify further opportunities to cut costs and improve performance by sharing and implementing best practice across the Group. In total, we have identified opportunities worth up to £350m of benefits per annum by the end of 2006 compared to June 2003. These consist of:

- savings through improving our manufacturing, purchasing more efficiently and optimising our supply chain

- savings by rationalising support functions across the Group

- performance improvements through specific projects designed to shift the balance towards higher-margin products for premium end-markets.

The Group capital expenditure plans going forward allow for a substantial increase from the current levels to support these further initiatives.

Full implementation of the 'Restoring Success' initiatives is designed to close the competitive gap as at June 2003 by the end of 2006.

As well as saving costs and boosting performance, our action plans also focus on safety and customer service.





Improving operational performance is vital to restore success

What measures have we taken to finance our recovery?

Our recovery programme is soundly financed. We signed a new working-capital bank facility in July and our shareholders provided £291m of net proceeds from the December equity issue. With these initiatives and the actions we have taken internally to strengthen our finances, we now have the resources to carry out the task quickly and in full.

Safety

As I have mentioned, our safety record must improve. We have therefore launched a new safety policy along with new standards and new measures.

Customer service

We have also set ambitious targets for improving our customer service and we are already seeing progress. Our UK steel market share has increased in 2003 against a background of stable demand and improved delivery performance. Nevertheless we recognise the need to make further progress. We are also seeking continuous improvements in our products and process, and examples of these developments are shown on page 18 of this review.

Financing

The final element of 'Restoring Success' was to make sure we had the finances to carry out our plans. In July 2003, we agreed a new €1.2bn bank facility to replace the syndicated bank facility that was due to expire at the end of January 2004. This will meet our working capital requirements through to June 2006. Our immediate priority was then to fund the UK restructuring programme. Later in the year we raised £291m (net) through an equity issue completed in December. This enables

us to pursue the full UK restructuring programme. It also allows higher capital expenditure to support other 'Restoring Success' initiatives and both strengthens the balance sheet and improves financial flexibility.

The next stage of refinancing will focus on extending the Group's debt maturity profile. Further ahead, our aim is to regain investment grade status and resume dividend payments to our shareholders.

Summary

It will take up to three years for 'Restoring Success' to be fully implemented and close the competitive gap, giving us parity with our European rivals. Restoring our operational performance is essential, along with achieving best in class customer service. I am confident that delivering this programme will help us to build a solid platform for future growth.

We are moving quickly but with care to turn the Company round. In our favour is the worldwide recovery that appears to be under way; less helpful is the unprecedented rise in the price of raw materials – one of many issues that will challenge us in the coming months. However we're confident that we will succeed. We have the team,

we have the plan, we have the resources. Corus has substantial potential and the process of realising that potential is gathering speed.

Philippe Varin
Chief Executive

Capital expenditure is being increased to support 'Restoring Success'



Corus today

Our business

Corus is an international metals group that manufactures, processes and distributes steel and aluminium products. In addition, Corus provides related services in design, technology and consultancy. With sites and offices around the world, Corus employs just under 50,000 people.

Strategic focus

Corus has confirmed its intention to focus on carbon steel and will continue to develop and improve its aluminium business while options are being considered. Corus is committed to restoring success in order to build a platform for future growth. Priorities for 2004 include achieving the committed savings identified, improving customer service and improving performance in health and safety.

Executive committee

With five new appointments to the Executive committee, Corus has an international leadership team, with greater accountability and a clear focus on priorities. In addition there is a strong commitment to sharing and adopting best practice across the Group.

Philippe Varin
Chief Executive

Gerhard Buddenbaum
Division Director Aluminium

David Lloyd
Director Finance

Paul Lormor
Division Director Long Products

Scott MacDonald
Division Director Distribution and Building Systems

Stuart Pettifor
Chief Operating Officer and Acting Division Director Strip Products

Richard Reeves
Company Secretary

Staf Wouters
Director Human Resources

Our people

Corus is proud of its international workforce and recognises the contribution made by its people. Corus' employees are highly valued and much emphasis is placed on training and development. In 2003 the total training investment was approximately £50m, around £1,000 per employee. In this way Corus ensures its workforce is highly skilled and capable of delivering world-class performance.

Employees by location
At end December 2003

1. UK	24,600
2. The Netherlands	11,400
3. Germany	6,000
4. France	1,700
5. Belgium	1,600
6. USA	1,100
7. Canada	1,100
8. Other countries	1,900
Total	**49,400**

Health, Safety and Enviroment

Corus places much emphasis on being a responsible member of the communities in which it operates. Safety is a priority for the Executive committee and there is a strong commitment to ensuring the health, safety and well-being of its employees, contractors, and neighbours.

The Executive committee is focussed on improving health and safety performance and is leading a number of initiatives to address this. In addition, there is a focus on continually improving environmental performance and developing sustainable products with a better environmental profile.

Corus takes its social responsibility seriously and integrates financial and strategic goals with its commitment to improving performance in health, safety and environment. Corus conducts all aspects of its business with honesty and integrity.

For further information visit
www.corusgroup.com

Divisional activities

Long Products Division

Corus Construction & Industrial
Plate, sections, piling, wire rod and
semi-finished steel

Corus Engineering Steels
Engineering billet, rolled and bright bar

Corus Rail
Railway products, design and
consultancy, rail infrastructure
contracting

Corus Narrow Strip
Hot and cold narrow strip

Corus Special Profiles
Custom designed hot rolled special
steel profiles

Teesside Cast Products
Slab and bloom

Mannstaedt
Custom designed hot rolled special
steel profiles

Corus Tuscaloosa
Plate products in both coil and cut
plate form

Strip Products Division

**Corus Strip Products IJmuiden
and Corus Strip Products UK**
Hot rolled steel strip and cold rolled
and metallic coated steel

Corus Packaging Plus
Light gauge coated steel for
packaging and non-packaging
applications

Corus Tubes
Steel tubes, hollow sections, linepipe
and pipeline project management

Corus Colors
Organic coated steels

Corus Special Strip
Plated and clad precision strip
products with specialist finishes

Cogent Power
Electrical steels, transformer cores,
generator and motor laminations

Distribution and Building Systems Division

**Corus Distribution and
Building Systems**
Service centres, further material
processing and building systems

Corus International
Tailored product and service
solutions for international projects
and international trade

Corus Consulting
Consultancy, technology, training
and operational assistance to the
steel and aluminium industries

Aluminium Division

Corus Primary Aluminium
Extrusion billets, slabs and ingots

Corus Aluminium Rolled Products
Plate, sheet and coil

Corus Aluminium Extrusions
Soft and hard extruded profiles,
rods and bars

For further information on our products and
services visit **www.corusgroup.com**

Review of the period

Performance in the period
Summary
Total Group turnover for the period was £7,953m (2002: £7,188m) an increase of 11% from 2002. The increase arose primarily in the carbon steel segment where both sales volumes and average revenue per tonne were up by 7% on 2002.

In total, average revenue per tonne for the period of £349 was 5% higher than 2002. An increase was seen in both the carbon steel and aluminium segments, predominantly in the first half of the year.

The Group operating loss for 2003 was £208m (2002: £446m). The loss in the first half amounted to £57m, increasing to £151m in the second half. However, exceptional items in the operating result amounted to a net charge of £21m in the first half and £121m in the second half. Excluding exceptional items the loss in the first half amounted to £36m, reducing to £30m in the second half in spite of that period being disproportionately affected by seasonal holiday plant shutdowns, a fire in a conveyor at Scunthorpe works and other non-recurring items. The exceptional items in the first half mainly related to the announced closure of the electro-zinc line at Shotton. In the second half the charge included provisions in respect

of the restructuring of UK assets principally in connection with the restructuring of the Group's Engineering Steels business. The charge also included accelerated depreciation of £37m to recognise an impairment to the value in use of fixed assets arising from the continuing losses. No provision has been made for the closure of Teesside works.

The underlying operating loss (i.e. excluding exceptional items) in 2003 of £66m compared with an equivalent figure of £393m in 2002. The improvement was entirely attributable to the carbon steel segment reflecting the improvement in selling prices and volumes, a more stable plant configuration including the successful resumption of a two blast furnace operation at Port Talbot, increased output at IJmuiden, and ongoing cost efficiency measures. These were to some extent offset by increases in raw material and energy prices, and inflationary pressures on other conversion costs, including employment.

Operating costs in 2003 were £8,161m (2002: £7,634m) and included a net charge of £142m in respect of items of an exceptional nature (2002: £53m), and non-recurring items. Excluding the exceptional items, operating costs

increased by 6% overall with carbon steel segment costs 6% higher compared with a turnover increase of 12%, and aluminium segment costs 2% higher broadly in line with turnover.

In addition to the restructuring and impairment exceptional items, operating costs for 2003 included one-off items in respect of the cost of the Pechiney break fee (£14m); costs associated with the syndicated bank facility (£23m); the impact of a conveyor fire at Scunthorpe works (£20m in total, including revenue effect); and the final insurance settlement in respect of the Port Talbot blast furnace (credit of £23m). The net impact of non-recurring items on the operating result was a loss of £44m, of which £37m was in the second half.

The Corus share of results of joint ventures and associated undertakings amounted to a profit of £9m in 2003 (2002: £21m).

The net profit on the disposal of fixed assets and of businesses, subsidiaries and associated undertakings amounted to £45m in 2003 (2002: £115m). In 2003 the profit consisted primarily of the sale of surplus land and property, and of redundant equipment.



Blast furnace no. 5 at Port Talbot

The Group's net interest payable in 2003 of £98m (2002: £92m) reflected the average net debt for the period of £1,414m, with the net debt at 3 January 2004 being £1,013m (2002: £1,236m).

After net interest and the Group's share of the results of joint ventures and associated undertakings, there was a loss before tax for the period of £255m (2002: £404m) and the loss per share was 9.25p (2002 restated 14.23p).

Capital expenditure amounted to £163m in 2003 (2002: £188m). The expenditure during the year was restricted to essential replacements.

Carbon steel
Turnover, deliveries and prices
Turnover for the period was £6,972m compared with £6,231m in 2002. The increase was due to an increase in both sales volumes and average revenue of carbon steel products by 7%, and an increase in distribution and further processing of 4%.

UK market
Estimated demand for the Group's main carbon steel products at 10.7mt was unchanged in 2003, having fallen by 2% in 2002.

Corus deliveries to the UK market in 2003 totalled 6.1mt, of which 5.5mt

were in the Group's main carbon steel products. The total for 2003 compared with 5.9mt in 2002. The Group's UK market share in 2003 rose slightly to 51% (2002: 50%), with an improving trend through the year largely due to improved delivery performance and a reduction in imports.

Other European markets
Against a generally weak demand background, Corus deliveries in and to mainland Europe amounted to 8.5mt in the period, representing an increase of 4% from 2002 and indicating an improvement in market share.

Other markets
Corus deliveries to markets outside Europe amounted to 3.2mt in the period, an increase from 2.6mt in 2002. The increase largely reflected strong demand from China and other Asian export markets.

Prices
Average revenue per tonne for the period amounted to £305 compared with £285 in 2002. The increase in 2003 reflected the combination of strong Asian demand and EU production restraint that led to a sharp rise in European market prices.

Operating costs
Operating costs for the period were £7,205m, which was 8% higher than in the previous year including a high level of non-recurring costs in the period, and 6% higher before exceptional items. The increase in operating costs was less than the increase in turnover and in sales volume. This reflected the improvement in manufacturing performance due to the more stable plant configuration including the successful resumption of a two blast furnace operation at Port Talbot, increased output at IJmuiden, and ongoing cost efficiency measures. These were to some extent offset by increases in raw material and energy prices, and inflationary pressures on other conversion costs, including employment.

Investment
Capital expenditure in 2003 amounted to £132m (2002: £158m). The focus of expenditure remained on essential replacements to maintain the activities of the business, and to meet safety, environmental and related obligations. The rebuild of no. 5 blast furnace at Port Talbot following the explosion that destroyed the furnace in November 2001 was completed in less than twelve months and the rebuilt furnace was lit on 2 January 2003. Smaller schemes to refurbish





Far Left: Hot dip galvanising line, IJmuiden, Netherlands

Left: Steelmaking control room, Scunthorpe, UK

cranes and track in the slabyard at IJmuiden and to remotor stands on the cold mill link at Port Talbot were also completed during 2003.

Aluminium

Turnover, deliveries and prices
Turnover for the period was £981m compared with £957m in 2002, an increase of 3%, which was linked to a weakening of sterling against the euro, increasing the sterling value of turnover of aluminium businesses located in the eurozone. The currency translation effect was partially offset by lower aluminium trading activities and lower London Metal Exchange (LME) prices for aluminium.

Total deliveries stayed at the same level of 0.56mt in 2003 as in 2002. However, aluminium trading activities reduced during the year and, in spite of a continuing weak global environment, deliveries excluding trading activities increased by 5%. Deliveries of rolled products to the aircraft and automotive industries particularly improved, by 10% and 23% respectively, and sales of heat exchanger material increased by 3%. Extruded products also increased in volume, notably within hard alloys, in spite of difficult market conditions in its main German market, as did external deliveries of primary aluminium.

European markets
Deliveries to European markets amounted to 0.43mt in the period compared with 0.44mt in 2002, which was mainly a result of lower trading activities.

Other markets
Deliveries to markets outside Europe amounted to 0.13mt in the period compared with 0.12mt in 2002.

Prices
Average revenue per tonne amounted to £1,766 compared with £1,708 for 2002, an increase of 3% as a result of a lower level of trading activities and a weaker sterling exchange rate against the euro. Excluding trading activities, the average revenue per tonne amounted to £1,803, representing an increase of 1% in spite of a lower LME price for aluminium (£47 per tonne). This was achieved by a change of mix, with more higher added value products such as aircraft and automotive products.

Operating costs
Operating costs were £956m compared with £936m in 2002, an increase of 2%. The higher operating costs also mainly reflected the weakening of sterling against the euro, with a resultant rise in the sterling value of operating costs of eurozone based production facilities.

Excluding the exchange rate effect, the operating costs decreased due to the lower LME price of aluminium in euros and the contribution of cost reduction programmes, partly offset by higher energy costs.

Investment
Capital expenditure in 2003 amounted to £31m (2002: £30m). As in the carbon steel segment, expenditure in the aluminium segment has been focused on essential replacements to maintain the business, and to meet safety and environmental obligations.

People
Most regrettably, three Corus employees and four contractors were fatally injured during the year on Corus sites. All serious incidents are cause for the greatest concern and are thoroughly investigated and result in recommendations being made to prevent a recurrence.

The Executive committee continues to lead the Group's initiatives to improve safety performance and, during 2003, there was a reduction of 28% in serious accidents as measured by lost time injury frequency rate compared with 2002. This has continued the rate of improvement over recent years, with the lost time injury rate for 2003 being just under half the level of 2000.



Left: Heat treatment furnace at Koblenz, Germany

Right: Training centre in IJmuiden, Netherlands



During 2003, Corus was prosecuted on four separate counts for incidents at four UK sites.

At the end of December 2002 the number of employees in the Group was 50,900. This reduced to 49,400 at the end of December 2003. The net reduction of 1,500 reflected the continuation of the Group's restructuring programme and productivity improvements.

Environment and the community
Corus places great emphasis on contributing to a sustainable society and aims to carry out its business in a responsible manner. Corus believes that good environmental performance is critical to the success of its business and its aim, therefore, through the 'Restoring Success' initiatives, is to improve performance continuously.

Increasingly, attention is being focussed on developing products that either have a better environmental profile (for example stronger, lighter steels for transport operations that consume less energy in use), or that have inherent environmental advantages (for example reusability in construction and recyclable packaging). Within the Group's production processes, emissions to air and discharges to water have been reduced, and the amount of waste produced has also reduced further. Around 80% of manufacturing operations are now certified to the independently verified international standard, ISO 14001.

Corus recognises that climate change is a significant global issue and that it can contribute to reducing the problem of greenhouse gases. Corus will be participating in the EU Emissions Trading Scheme (ETS) that is due to start in 2005.

Minimising and managing risks are important components of the Corus management systems. Potential risks are identified through techniques such as environmental audits, 'near miss' reporting and formal risk assessments. In 2003 Corus had no environmental prosecutions.

Corus also recognises that it has an important role to play in the communities in which it operates. For example in the Netherlands, by restructuring its IJmuiden operation, Corus has been able to devote a 100 hectare area adjacent to the main Corus site to the renewal of regional economic development at the IJmond Business Park. In the UK, the Company has continued to finance local community projects, contributing towards a number of initiatives; for example, more than £90,000 has been donated by Corus to schools in North Lincolnshire and Teesside to improve disabled access and to fund nature gardens, ponds and other eco-projects. In the twelve months to October 2003, Corus made gross contributions to environmental bodies under the landfill tax credit scheme of over £150,000.

Corus will publish its first combined Health, Safety and Environment Report in April 2004 and this will be available by viewing the Group's website on www.corusgroup.com

Technology
Corus continues to enhance the competitive position of its businesses by executing projects that allow them to supply value-added products and services to customers and to apply cost effective process technology. While continuing the development of new and improved products, a renewed emphasis is being placed on process development for steel as part of the 'Restoring Success' initiative. Net expenditure on research and development in 2003 amounted to £62m (2002: £65m).

In its product and process development, Corus strives to meet or anticipate the needs of its customers,





Far Left: Corus-sponsored community project

Left: Research and Development in IJmuiden, Netherlands

as well as to contribute to a sustainable society. For example:

As part of ongoing efforts to reduce emissions from road vehicles, Corus has developed Neotec™, a lead-free metallic coated steel designed to help vehicle manufacturers develop emission-free fuel tanks.

Major innovations for the automotive sector have also been realised in the aluminium area. In March 2003, Corus celebrated the official opening of its new continuous annealing and pre-treatment line at its aluminium rolling plant in Duffel, Belgium, which produces, high quality aluminium coil for the motor industry.
Corus is also supplying the world's first production-ready aluminium tailor-welded blank (TWB) for use on a new sports car model.

For the construction sector, Corus has launched Surefast, a new system for constructing explosion-resistant buildings in a fraction of the time needed using traditional building techniques. The system has been developed in response to growing terrorism and security concerns.

Corus is also involved in research to improve the design of steel structures and their behaviour in case of, for example, fire or earthquake.

Corus has set up a Modular Residential Development team, for the development of modular houses that can be erected within a very short time compared to standard building methods, making use of factory-made standard modules. This is particularly directed at regions where demand for affordable housing is strong.

In the process area, the rebuilding of no.5 blast furnace at Port Talbot within a year was a remarkable technological achievement. The new blast furnace is equipped with modern process control technology and, complying with Corus' commitment to improving the environmental impact of its processes, modern emission arresting equipment. The gases inherently generated by the blast furnace operation are captured and converted into electricity that is used elsewhere in the plant. The facility complies with all existing and anticipated legislative requirements.

Acquisitions and disposals

On 17 April 2003 Corus announced that Corus Aluminium Service Centers Inc. in the USA had been sold to Clayton Metals Inc. for a price of US$8m (approximately £5m).

On 19 June 2003 Corus announced that it had completed the purchase of Sollac Méditerranée's (Sollac) 50% share in Lusosider Projectos

Siderúgicos S.A. (Lusosider) for €11m (approximately £8m) in cash.

On 13 October 2003 Corus announced that it had completed the purchase of Arcelor's two-thirds share in Segal SCRL (Segal), a Belgian joint venture (where Corus had previously held only one-third), for €33m (approximately £23m) in cash. Simultaneously, Corus completed the sale of a 50% share to Metalinvest, a Dutch investment fund, for €25m (approximately £18m) in cash. Segal is a galvanising operation.

On 23 October 2002, Corus announced that it had agreed in principle to the sale of its Aluminium Rolled Products and Extrusions businesses to Pechiney S.A. for €861m (approximately £543m). However, the Supervisory Board of Corus Nederland BV decided on 10 March 2003 to reject the recommendation to proceed with the sale. Pechiney was informed that Corus would not proceed with the sale and, as a result, a break fee of €20m was paid to Pechiney in 2003.

Following the strategic decision to focus on core activities, Corus is rationalising its operations in North America. Corus decided to sell its two service centre businesses, Corus Coil Products and Corus Metals, along with the downstream manufacturing





Left: Aluminium rolling plant in Duffel, Belgium

Right: Lamborghini use aluminium tailor-welded blanks

business, Corus Metal Profiles. An agreement for the sale of Corus Coil Products and Corus Metals has been signed and completion will take place when certain conditions are satisfied.

On 5 February 2004 Corus announced it was entering the early stages of a process to actively consider the options for its aluminium businesses, which may lead to discussions with third parties.

Accounting policies

The financial statements to 3 January 2004 have been prepared in accordance with the applicable accounting standards in the UK. They also include a reconciliation of earnings and equity under US GAAP along with a discussion on the nature of any reconciling items.

Preparation of financial statements includes the need to make assumptions and estimations that affect the amounts of assets, liabilities, revenues and expenses being reported. Actual results may differ from those estimated under different assumptions and conditions. For the period under review, the most significant areas of judgment for Corus under both UK GAAP and US GAAP related to tangible fixed assets, current asset provisions, deferred tax, retirement benefits, and provisions

created for redundancy, rationalisation and other related costs.

International accounting policies

On 29 September 2003 the European Commission formally approved a regulation to adopt international accounting standards for the purpose of financial reporting for publicly traded companies within the European Union (EU).

The first annual report and accounts that Corus publishes under the international accounting principles will be for the 12-month period ended December 2005.

Financial review

At 3 January 2004, the Group had £1,906m in committed borrowing facilities, of which £541m was unutilised.

On 31 July 2003, Corus signed a new €1,200m banking facility, to replace the existing facility, which was due to expire at the end of January 2004. The new amortising syndicated facility has a final maturity date of 30 June 2006, and provides committed bank financing for Corus' working capital requirements. The principal terms of the new syndicated facility, which are normal for a facility of this type include: committed funding, fixed security over

shares and floating security over assets and covenants.

Total borrowings at 3 January 2004 were £1,393m (28 December 2002: £1,506m).

On 12 November 2003 Corus announced a placing and open offer of 5 new ordinary shares for 12 existing shares totalling 1,304,340,897 new ordinary shares at the issue price of 23.5p per new ordinary share to raise approximately £307m (£291m after expenses). This placing and open offer, which was fully underwritten by Cazenove & Co and Lazard & Co enabled the immediate commencement of the UK restructuring programme, provided the basis for the Group-wide 'Restoring Success' initiatives, supported by appropriate capital expenditure, and in the short term allowed a reduction of net borrowings. The issue price of 23.5p per new ordinary share represented a 9.6% discount to the closing price of 26.0p on 11 November 2003 (being the last practicable date prior to the announcement). The equity issue was approved at an Extraordinary General Meeting on 5 December 2003 and the proceeds were received on 11 December 2003.



Left: Surefast – Corus flat pack system for explosion resistant buildings

Right: Supplying to the exacting standards of the automotive industry










Board of directors

1. James Leng (c)
Chairman
Jim Leng (58) was appointed a non-executive director of the Company in June 2001, Deputy Chairman and Senior Independent Director in April 2002 and Chairman in June 2003. He is Chairman of the Nominations committee. He is a non-executive director of Alstom, Pilkington plc, IMI plc and JP Morgan Fleming Mid Cap Investment Trust plc. He is also Chairman of Laporte Group Pension Trustees Limited and a Governor of the National Institute of Economic and Social Research. He was the Chief Executive of Laporte plc from 1995 until June 2001 when the acquisition of the company by Degussa AG was completed.

2. Anthony Hayward (a) (c) (d)
Senior Independent Director
Tony Hayward (46) was appointed a non-executive director of the Company in April 2002 and is the Senior Independent Director. He is a Group Managing Director and Chief Executive of Exploration and Production for BP plc.

3. Philippe Varin
Chief Executive
Philippe Varin (51) was appointed Chief Executive of the Company in May 2003. Prior to this he was the Senior Executive Vice President, Aluminium Sector, of Pechiney and a member of its Executive committee. He joined Pechiney in 1978 in the R & D function, and held a number of positions in France and in the USA, including marketing, project construction, strategy and control leading to general management.

4. Eric van Amerongen (a) (b) (c) (d)
Independent Director
Eric van Amerongen (50) was appointed a non-executive director of the Company in April 2001. He is Chairman of the Remuneration committee. He is Chief Executive Officer of both Swets & Zeitlinger NV and Swets Blackwell BV. He is non-executive Chairman of Lucent NL. Among others, he is Chairman of the Board of Trustees of Twente University in Enschede, The Netherlands, and a member of the Supervisory Board of CBR, Rijswijk, The Netherlands.

5. David Lloyd
Executive Director, Finance
David Lloyd (40) was appointed Executive Director, Finance, of the Company in February 2001, subsequent to becoming a member of the Executive committee in December 2000. He joined British Steel in 1985 and has held a number of senior financial positions within the Company. He was a non-executive director of AvestaPolarit Oyj Abp (2001-2002).

6. Stuart Pettifor
Chief Operating Officer
Stuart Pettifor (58) was appointed an Executive director of the Company in September 2001 and became Chief Operating Officer in March 2003. He joined British Steel in 1963 and held a number of senior positions within the Company prior to becoming President and Chief Executive of Avesta Sheffield AB, a publicly quoted subsidiary of British Steel, in 1997. He remained in this position until Avesta Sheffield AB merged with Outokumpu Steel of Finland to form AvestaPolarit Oyj Abp in 2001 when he became Deputy Chief Executive Officer and President, Coil Products, of the new company.







Directors: left to right

| 1. | 3. | 5. | | 7. | 9. | 11. |
| 2. | 4. | 6. | | 8. | 10. | |

7. Richard Turner CMG OBE (a)
Independent Director
Richard Turner (61) was appointed a non-executive director of the Company in 1999 on the merger of British Steel plc and Koninklijke Hoogovens NV. He joined the Board of British Steel plc in 1994. He was Group Marketing Director of Rolls-Royce plc until his retirement in June 2002, and is a non-executive director of Senior plc which will cease in April 2004.

8. Andrew Robb (a) (b)
Independent Director
Andrew Robb (61) was appointed a non-executive director of the Company in August 2003. He is Chairman of the Audit committee. He retired from Pilkington plc in July 2003, having been its Finance Director between 1989 and 2001 and then the executive director responsible for relations with major partners and affiliates worldwide. He is a non-executive director of KESA Electrical plc and was a non-executive director of McAlpine plc from 1993 until May 2003. He is also Chairman of the Pilkington Pension Scheme Trustees.

9. Maarten van Veen (b) (d)
Independent Director
Maarten van Veen (69) was appointed a non-executive director of the Company in 1999 on the merger of British Steel plc and Koninklijke Hoogovens NV. He is Chairman of the Health, Safety and Environment committee. He joined the Board of Management of Koninklijke Hoogovens NV in 1978 and was appointed Chairman in 1993. He was appointed to the Supervisory Board in 1998. He is a member of the Supervisory Boards of Koninklijke Volker Wessels Stevin NV (Chairman), ABN AMRO Holdings NV and ABN AMRO Bank NV (Vice Chairman), Akzo Nobel NV and Imtech NV (Vice Chairman). He is Chairman of the Royal Concertgebouw Orchestra.

10. Kurt Lauk (c)
Independent Director
Kurt Lauk (57) was appointed a non-executive director of the Company in June 2003. He is the President of Globe Capital Partners. He is Chairman of Charles Bernd AG and a member of the Supervisory Boards of Gehring Maschinenbau GmbH, Tele Atlas NV and

Forte Media CA. He is also a director of the International Institute of Strategic Studies in London.

11. Richard Reeves
Secretary
Richard Reeves (58) is the Company Secretary of Corus Group plc and is the Secretary of the Executive committee. He is a chartered accountant and joined British Steel in September 1989 as Company Secretary.

Committee membership:
(a) Audit
(b) Remuneration
(c) Nominations
(d) Health, Safety and Environment

Summary directors' report

Principal activities and review of the business

Corus is an international metals group that manufactures, processes and distributes steel and aluminium products and provides design, technology and consultancy services for those products.

A review of the Group's performance during the year, its prospects and future developments is given in the Review of the period on pages 14 to 19.

Results and dividend

The loss before taxation for the year was £255m (2002: £404m).

No dividend was paid during the year and the directors do not recommend the payment of a final dividend (2002: nil).

Capital and reserves

On 5 December 2003, shareholders approved the reorganisation of the share capital of the Company. Existing ordinary shares of 50p each were subdivided and converted on the following basis:

• all existing issued shares were subdivided and converted into new ordinary shares of 10p each and deferred shares of 40p each.

• all existing unissued shares were converted into new ordinary shares of 10p.

On the same date, the authorised share capital was increased to £2,250,000,000 by the creation of 499,500,010 new ordinary shares of 10p.

The share capital reorganisation enabled the Company to effect a placing and open offer on the basis of 5 new ordinary shares being offered for every 12 existing ordinary shares held.

Post balance sheet events

On 16 February 2004 Corus announced that it had signed a long-term contract with CVRD of Brazil for the supply of iron ore. Through the new deal, CVRD will become Corus' largest iron ore supplier. The contract is for ten years, with either party having the right to terminate the contract after five years. Volumes will build up to around 10mt a year over the next five years from the current 5mt.

On 17 February 2004 Corus announced that it had concluded the sale of 600 acres of land on its Llanwern site with Birmingham-based St Modwen Properties, the regeneration specialist. The land, which is located at the western end of the Llanwern site in Newport, South Wales was the site of ironmaking and steelmaking operations for the Corus Strip Products UK business until June 2001. The land will be cleared by the end of 2005 and St Modwen Properties expect to invest £200m in the site.

Directors

Changes in the composition of the Board are discussed in the Chairman's statement. Since the year end Mr Henk Vrins has taken early retirement. Details of his compensation are given after the Report on remuneration on page 28. The biographies of the current Board of Directors are set out on pages 20 and 21.

Corporate governance

Corus is committed to high standards of corporate governance for which the Board of directors is accountable to shareholders.

The Combined Code was amended and a revised code introduced for financial years beginning on or after 1 November 2003 (the 'New Code').

Although the Company is not required to comply with the New Code in the year under review, this report is made in relation to that New Code.

Whilst the Board is aware of what is regarded as best practice and wherever possible and practicable will endeavour to meet those standards, there are certain areas where it has not been possible to meet requirements under the New Code. The Board is of the view that the Code requires companies to comply or to explain non-compliance with the Code, and in explaining non-compliance the Company is in fact meeting the requirements of the Code. Those areas of non-compliance are:

Mr Jim Leng was appointed Chairman of the Board on 1 June 2003. He continued to serve on the Audit committee until 5 September, the first meeting at which Mr Andrew Robb assumed the chair of that committee. Mr Jim Leng was a member of the Remuneration committee throughout the year notwithstanding his appointment as Chairman of the Board. It is felt that his experience and considered view has been valuable considering the broad remit of this committee.

The Company did not have a Senior Independent Director after the appointment of Mr Jim Leng as Chairman in June. Following the completion of the Board review Dr Anthony Hayward has now assumed that role with effect from February 2004.

Mr Richard Turner was appointed a director of British Steel in January 1994 and became a director of Corus on the merger with Koninklijke Hoogovens in October 1999. The Board regards him as independent in character and judgement notwithstanding he has completed ten years service. In order to provide continuity within the non-executive group he has agreed to continue during 2004 until his replacement is appointed.

Prior to the appointment of Mr Andrew Robb as a non-executive director and Chairman of the Audit committee on a strict interpretation of the Code there was no member of that committee considered to fulfil the financial experience criteria set out in the Code. During that time the committee was advised by KPMG, an independent firm of chartered accountants. In the opinion of the Board Mr Robb meets the criteria laid down by the Code.

During the year there was not in place a procedure for 'whistleblowing'. The Company is currently engaged in the process to consult with the relevant trade unions and works councils with a view to the early introduction of such a procedure. The Audit committee will review this procedure before its introduction and after implementation.

The Code requires companies to send Notice of Annual General Meeting to shareholders 20 working days before the meeting. Additional reporting requirements this year have increased the pressure on printing time and it is unlikely that we will have met that timetable. The Notice of Meeting, however, complies with the requirements under the Companies Act.

With regard to the compliance requirements of the Sarbanes-Oxley Act, the Company has undertaken work to ensure that it will be in a position to comply with these requirements as and when they become applicable.

The Company's principal executive and financial officers are bound by a code of conduct that is an integral part of their conditions of employment. However, this does not fully comply with the requirement under the Sarbanes-Oxley Act for a code of ethics, and this will be rectified during the coming year.

The Company is also aware of the recently published governance requirements under Dutch regulatory provisions. These come into effect for financial years starting on or after 1 January 2004. The Company believes that its compliance with the UK and the US requirements will help ensure that the Company also complies with the Dutch requirements.

Going concern

The financial statements have been prepared on a going concern basis since the directors are satisfied that the Company's activities are sustainable for the foreseeable future.

By order of the Board

Richard Reeves
Secretary
18 March 2004

Further information can be obtained from the Directors' report in the full Report & Accounts which is available on request free of charge from the Secretary's office.
Freephone 0800 484113.

Summary remuneration report

Introduction

The summary report on remuneration is an extract of information from the full Report on remuneration contained in the Report & Accounts 2003, a copy of which is available on request and can be viewed on the Company's website www.corusgroup.com

The Report on remuneration will be put to the vote at the forthcoming Annual General Meeting.

Remuneration policy

Principles

The Group's remuneration policy is formulated to attract and retain high calibre executives and to motivate them to develop the Company's business successfully in each country where it operates. In order to achieve this, the executive remuneration policy is based on the following core principles:

- Total rewards are designed to support the Company's strategy and are set at levels that are competitive within the relevant market, taking each executive's total remuneration package as a whole.

- Incentive-based awards can only be earned through the achievement of demanding performance conditions consistent with the interests of the shareholders in the short, medium and longer term.

- Incentive plans and performance metrics are structured to be robust throughout the business cycle.

- The design of long term incentives is prudent and is designed to

support the Company's business strategies.

- Total rewards are designed to maintain an appropriate balance between fixed and variable elements of compensation.

Elements of remuneration

The committee considers each element of remuneration relative to the market and takes into account the performance of the Company and each individual executive director in recommending quantum and design.

Subject to shareholder approval at the next Annual General Meeting, executive directors and senior managers will be eligible to participate in a new long-term incentive arrangement: the Corus Group plc Leveraged Equity Acquisition Plan ('LEAP'). The use of the LEAP will ensure a strong link between rewards and performance. By giving executives the opportunity to invest a proportion of their own funds in shares at the outset, and by committing the mandatory deferral of the part of the annual bonus that is to be paid in shares to the LEAP, the interests of shareholders and executives are better aligned.

Basic salaries

Basic salaries are set by reference to independent advice on median salary levels for similar roles in other comparable international manufacturing companies and a job evaluation methodology is used to establish relevant benchmarks from external market data. They are then reviewed annually, taking account of

individual performance and changes in the general market position.

In the light of the Group's financial performance, no salaries were changed at the normal annual review date in January 2003. Arising from the change in the leadership of the Company in March 2003, Mr Stuart Pettifor and Mr David Lloyd were awarded salary increases to reflect increased responsibilities.

Annual incentive scheme

There is a non-contractual annual incentive scheme that provides a bonus at a maximum of 60% of annual basic salary. It is not included as pensionable earnings for executive directors. Half of this bonus is payable in cash, and half by way of the award of deferred shares which are held in an employee benefit trust and which vest on the third anniversary of the grant. In the event of an executive leaving the Company or being dismissed the deferred shares are forfeited. The Remuneration committee has discretion to waive the forfeiture in cases of ill-health, disability, redundancy and retirement or in any other cases the committee considers reasonable.

Bonuses are based on achieving stretching performance targets that relate to the Group's financial performance and individual targets. The 2003 financial targets (maximum 42%) were profit before tax and net cash flow. In the event, the cash target was met excluding the cash raised from the placing and open offer but the profit target was not, nor were the individual targets

considered (maximum 18%).
The bonus for 2003 was 21%
of basic salary.

In 2004 greater weighting has been given to financial targets, Group or divisional (maximum 45%) and individual targets reduced (maximum 15%). The financial targets relate to achievement of EBITDA margin relative to EU competitors, pre-exceptional operating profit, net debt position, and in the case of division directors divisional operating result and working capital ratios. Individual targets are based on key deliverables within the individual areas of responsibility.

The committee believes that all aspects of the targets are stretching.

Long term incentives
The appendix to the shareholder circular accompanying the Notice of Meeting sets out details of the proposed LEAP. Executive committee members (and potentially others by invitation) will have the opportunity to invest in the Company's shares (and may receive an award of conditional shares) and, subject to performance, receive a matching award of shares after three years. Other senior managers may be selected to receive an award of conditional shares.

For Executive committee members, shares which are subject to mandatory deferral as part of any annual bonus payment will be committed to the LEAP. They will have the opportunity to contribute further shares from their own resources to the value of their maximum pre-tax



Performance graph – Corus Group TSR vs FTSE 250 Index

cash bonus potential. Conditional share awards may also be made, but will not exceed 25% of an executive's annual base salary. In any event, the maximum amount that may be committed to the LEAP will not exceed 60% of an executive's annual base salary in any year.

The performance condition proposed for initial awards will be the measurement of the Company's total shareholder return ('TSR') compared with the TSR of companies comprising the FTSE 250 at the date of award (but excluding those companies in the financial sector). The number of matching shares, or conditional shares vesting, is dependent upon performance and described in more detail in the appendix to the shareholder circular accompanying the Notice of Meeting.

Executive share option scheme
The executive share option scheme was approved by shareholders in September 1999. As announced at the time of his appointment, options over 3.3m shares were granted to Mr Philippe Varin on joining the

Company conditional on his purchasing and retaining 1.1m shares. This option will become exercisable in three equal tranches on the third, fourth and fifth anniversary of the grant. The retention of the 1.1m shares, constitutes the performance condition attaching to this option. In the event of leaving service before those dates, that tranche of the option is forfeited. The options will expire 10 years after the date of grant.

No other options were granted under the executive share option scheme during the year and, subject to the approval by shareholders of the proposed LEAP at the forthcoming Annual General Meeting, no further options will be granted under this scheme.

Outstanding options granted to executive directors are set out in the table on page 28. Options may be exercised three years after and before the expiry of ten years from the date of grant, subject to meeting the performance criteria.

All outstanding options under this scheme except for those granted prior to 1996 and granted in 2003 to the Chief Executive are subject to stretching performance measures relating to both TSR and a target relating to the return on shareholder funds. These performance criteria were chosen to reflect corporate performance relative to companies with similar characteristics and subject to similar market conditions, as well as to demonstrate the minimum return to shareholders required to justify the use of executive share options.

To meet the minimum TSR target, the Company must rank no lower than the median position when measured against a group of comparator companies.

The minimum return on shareholder funds is 4% per annum (as stated in the accounts).

The exercise period is seven years starting from the third anniversary of the date of grant. Once either target has been met for any 36 month period, there need not be any further testing of that target in respect of that particular grant of options.

Performance criteria remain in place during the participant's employment, but cease to apply in certain circumstances (for example, ill health or redundancy) on termination.

Sharesave Scheme
The Company has operated a Sharesave Scheme within the UK for many years and it is proposed to extend this scheme to employees in certain other countries during 2004. Shareholders will be asked at the Annual General Meeting to approve amending the rules of this scheme to allow a greater number of shares to be issued to meet options, but within the guidelines laid down by the Association of British Insurers (ABI).

Other long term incentives
On joining the Company Mr Philippe Varin was awarded 1.1m shares conditional on his purchasing and retaining 1.1m shares. The shares awarded vest on the third anniversary of the date of the award. In the event of leaving service before that date, the award is forfeited.

Pensions
Pension and life insurance benefits reflect current practice in the UK and the Netherlands and are tailored to take account of historical obligations.

Benefits
Benefits in kind include the provision of a car, medical insurance, life assurance and in some cases the provision of tax advice. Relocation allowances may apply on appointment and during service, and are provided for a limited period where an individual is required to relocate. Benefits in kind do not form part of pensionable earnings and are not taken into account for bonus purposes.

The Chief Executive is not a member of any Company pension scheme. Under the terms of his contract the Company is required to pay an annual allowance equal to 30% of his base salary to him or any person he may direct, including a discretionary trust for the benefit of him and his family. Nothing has been paid during the past year.

External appointments
Currently executive directors are permitted to hold up to one external directorship or office with the approval of the Board, retaining the fees payable from such appointments. Currently, no executive director holds such an external position.

Directors' service contracts
The appointment of the Chief Executive provided for an initial period of notice of 24 months to apply during the first year of service. From the anniversary of the date of appointment, that period will progressively reduce to a rolling 12 month period by the end of the second year. The service contracts for the other executive directors provide for a rolling 12 month period of notice. At the end of the financial year the unexpired terms were 24 months in respect of the Chief Executive and 12 months for the other executive directors.

The contracts provide that other than for cause the Company may terminate the employment on payment of a sum equal to salary and pension contributions, but not bonus, for the period the agreement would otherwise have continued.

Non-executive directors
Non-executive directors' fees, including fees for chairing Board committees, are reviewed periodically, taking into account fees paid by

comparable companies and the roles and responsibilities undertaken by the directors. These fees are determined by the Chairman of the Company and executive directors. The Chairman's fees are determined by the Remuneration committee.

The Chairman and the non-executive directors do not have service contracts with the Company.

Loans to Directors

As previously reported there is outstanding an interest free loan from Corus Nederland BV to Mr Maarten van Veen which pre-dates the merger between Koninklijke Hoogovens and British Steel. This loan was in accordance with the practice within Hoogovens and was made at the time Mr van Veen relocated at the Company's request. The Companies Act 1985 allows for subsisting loans from overseas subsidiaries in existence at the date of appointment to remain in place.

At the beginning of the year this loan amounted to €39,025 which was the highest amount outstanding during the year. During the year €907 was repaid in accordance with the loan conditions leaving a balance at the year end of €38,118. The loan is repayable by 2030.

Also as reported, there is another loan outstanding to a former Director which at 3 January 2004 amounted to €26,471 (31 December 2002: €30,252).

Pensions
UK
Mr David Lloyd and Mr Stuart Pettifor are members of the main section of the British Steel Pension Scheme and of the supplementary section for senior managers. This is a defined benefits scheme which provides one-sixtieth of the final pensionable earnings for each year of pensionable service. It is separately funded and subject to Inland Revenue rules. Normal pension age for directors in the scheme is 60 and additional credits have been granted to achieve 40 years pensionable service at age 60 for both Mr David Lloyd and Mr Stuart Pettifor. Bonuses and benefits in kind are not included in pensionable earnings for directors. Mr Philippe Varin receives a life assurance benefit equivalent to that provided under the British Steel Pension Scheme.

Netherlands
Mr Henk Vrins was a member of the Stichting Pensioenfonds Hoogovens pension scheme which provides a pension at age 65 of 63% of salary at retirement. It also provides an early retirement pension from age 62 to 65. Since the scheme limits pensionable earnings (to €207,479 per annum at 3 January 2004) additional arrangements have been made to provide pension benefits in respect of that part of earnings exceeding this limit through defined benefit plans.

Excess retirement benefits
No person who served as a director of the Company during or before 2003 has been paid or received retirement benefit in excess of the retirement benefits to which he was entitled on the date on which benefits first became payable.

The total amount set aside by Corus Group during 2003 to provide pension, retirement or similar benefits for all current directors was £202,085 (2002: £67,453).

Sums paid to a third party in respect of a director's service
No consideration was paid to or became receivable by third parties for making available the services of any person as a director of the Company, while a director of the Company, as a director of any of the Company's subsidiary undertakings, as a director of any other undertaking of which he was (while a director of the Company) a director by virtue of the Company's nomination, or otherwise in connection with the management of the Company or any such other undertaking during the year to 3 January 2004.

Directors' interests in shares
The beneficial interests of the Directors who held office at 3 January 2004 and their families in the ordinary shares of the Company are set out opposite. Other than as stated in this review, no Director or his family has any right to subscribe for shares in the Company.

None of the Directors or their families had any interests in the shares of any subsidiary company.

On behalf of the Board

Richard Reeves
Secretary
18 March 2004

Directors' share options

The interests of the directors in share options and movements during the year are shown below.

Options outstanding at 8 December 2003 were adjusted, in line with all other employee options, as a result of the placing and open offer. The tables show options as at that date prior to and after such adjustment.

Sharesave options

Old ordinary shares of 50p	8 Dec 2003 £	28 Dec 2002 £
D M Lloyd	13,016	13,016
	13,016	13,016

New ordinary shares of 10p	3 Jan 2004 £	8 Dec 2003 £
D M Lloyd	13,419	13,419
	13,419	13,419

Executive share options

Old ordinary shares of 50p	8 Dec 2003 £	28 Dec 2002 £
P Varin	3,300,000	–
D M Lloyd	678,024	678,024
S I Pettifor	680,746	680,746
H A M Vrins	686,200	686,200
	5,344,970	2,044,970

New ordinary shares of 10p	3 Jan 2004 £	8 Dec 2003 £
P Varin	3,402,036	3,402,036
D M Lloyd	698,989	698,989
S I Pettifor	701,795	701,795
H A M Vrins	707,418	707,418
	5,510,238	5,510,238

Notes:

(i) As announced at the time of his appointment, options over 3.3m shares were granted to Mr Philippe Varin on joining the Company conditional on his purchasing and retaining 1.1m shares. This option will become exercisable in three equal tranches on the third, fourth and fifth anniversary of the grant. The retention of the 1.1m shares, constitutes the performance condition attaching to this option. In the event of leaving service before those dates, that tranche of the option is forfeited.

(ii) No options were granted during the year other than those detailed in note (i) above.

(iii) Options granted to Mr Philippe Varin are exercisable at 16p per ordinary share. All options other than those awarded to Mr Philippe Varin were granted at exercise prices higher than the current market value and the year end market value.

Directors' emoluments

Executive directors

	Total 12 months 2003 £	12 months 2002 £
P Varin	1,200,463	–
D M Lloyd	482,916	375,613
S I Pettifor	493,331	345,137
H A M Vrins	473,793	405,441
Former directors	693,849	571,586
	3,344,352	1,697,777

Non-executive directors

	Total 12 months 2003 £	12 months 2002 £
J W Leng	191,921	49,888
E A van Amerongen	40,000	32,549
A B Hayward	35,000	20,808
K J Lauk	23,333	–
A M Robb	18,750	–
R T Turner	35,000	29,081
M C van Veen	40,000	34,081
Former directors	177,738	305,882
	561,742	472,289

Notes:

(i) Emoluments shown include basic salaries and fees, performance related bonus, taxable benefits, termination payments and a payment of €850,000 (£572,533) paid to Mr Philippe Varin on joining the Company as compensation for the surrender of his share options in Pechiney, his previous employer, at the request of Corus.

Directors' interests in shares

	3 Jan 2004 No. of shares	28 Dec 2002 No. of shares
J W Leng	141,666	–
P Varin	1,558,333	–†
E A van Amerongen	–	–
A B Hayward	18,691	13,193
K J Lauk	–	–†
D M Lloyd	16,974	4,250
S I Pettifor	28,333	20,000
A M Robb	20,000	–†
R T Turner	9,209	6,501
M C van Veen	18,559	13,101
H A M Vrins	9,177	6,478
	1,820,942	415,979

Notes:

†Interests held in shares in the prior year were held at the date of appointment.

Post year end retirement

Since the year end Mr Henk Vrins, an executive director, has taken early retirement. Under the terms of his contract he was entitled to the payment of one year's salary and benefits in lieu of notice amounting to £386,000 and an early retirement pension which required a payment into the pension fund of £893,926 of which £380,122 would have been payable on normal retirement age at 62 and £513,804 was in respect of the earlier than contracted retirement. These amounts have been paid since the year end and will be charged in the accounts for 2004.

Summary financial statement

Introduction

This summary financial statement is a summary of information contained in Corus Group's financial statements, Directors' report, and Report on remuneration as set out in the Corus Annual Report & Accounts 2003.

The auditors have issued an unqualified audit report on the full accounts and the auditable part of the Directors' report and Report on remuneration. The United Kingdom Companies Act 1985 requires the auditors to report if the accounting records are not properly kept or if the required information and explanations are not received. Their report on the full accounts and the auditable part of the Report on remuneration contains no such statement.

The following Summary financial statements should be read together with the narrative set out earlier in this annual review which mentions to the extent applicable, any important future developments or post-balance sheet events.

Independent auditors' statement to the members of Corus Group plc

We have examined the summary financial statement of Corus Group plc which comprises the consolidated profit and loss account, balance sheet, cash flow and reconciliation of net debt, the Summary directors' report and the Summary report on remuneration.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the abridged report in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the Summary financial statement within the abridged report with the annual financial statements, the Directors' report and the Report on remuneration, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the abridged report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary financial statement.

This statement, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the Summary financial statement issued by the Auditing Practices Board for use in the United Kingdom.

Opinion

In our opinion the Summary financial statement is consistent with the financial statements, the Directors' report and the Report on remuneration of Corus Group plc for the period ended 3 January 2004 and complies with the applicable requirement of Section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors
London
18 March 2004

Note
The maintenance and integrity of statutory and audited information on the Corus Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Consolidated profit and loss account

For the financial period ended 3 January 2004	2003 £m	2002 £m
Turnover: group and share of joint ventures	8,203	7,407
Less: share of joint ventures' turnover	(250)	(219)
Group turnover	**7,953**	7,188
Operating costs before exceptional items	(8,019)	(7,581)
Rationalisation and impairment exceptional items charged against operating costs	(142)	(53)
Total operating costs	**(8,161)**	(7,634)
Group operating loss	**(208)**	(446)
Share of operating results of joint ventures and associated undertakings:		
Continuing operations	9	4
Discontinued operations	–	17
	9	21
Total operating loss	**(199)**	(425)
Profit on disposal of fixed assets	47	96
(Loss)/profit on disposal of group undertakings	(2)	19
Loss on ordinary activities before interest	**(154)**	(310)
Net interest and investment income:		
Group	(98)	(92)
Joint ventures and associated undertakings	(3)	(2)
Loss on ordinary activities before taxation	**(255)**	(404)
Taxation	(53)	(61)
Loss on ordinary activities after taxation	**(308)**	(465)
Minority interests – equity	3	7
Loss for the financial period	**(305)**	(458)
Dividends – equity	–	–
Loss retained for the financial period	**(305)**	(458)
Earnings per share		
As restated:		
Basic loss per ordinary share	**(9.25)p**	(14.23)p
Diluted loss per ordinary share	**(9.25)p**	(14.23)p
As previously reported:		
Basic loss per ordinary share	–	(14.65)p
Diluted loss per ordinary share	–	(14.65)p

The earnings per share figures have been restated for 2002 to reflect the bonus
multiple of 1.029 inherent in the share placing and open offer in December 2003.

There were no material acquisitions in the period.

Consolidated balance sheet

At 3 January 2004	2003 £m	2002 £m
Fixed assets		
Intangible assets	**96**	105
Tangible assets	**2,729**	2,871
Investments in joint ventures:		
Share of gross assets	**198**	200
Share of gross liabilities	**(107)**	(116)
	91	84
Investments in associated undertakings	**8**	7
Other investments and loans	**60**	59
	159	150
	2,984	3,126
Current assets		
Stocks	**1,404**	1,337
Debtors: amounts falling due after more than one year	**479**	457
Debtors: amounts falling due within one year	**1,348**	1,422
Less: securitisation of trade debtors	**(215)**	(181)
Net debtors falling due within one year	**1,133**	1,241
Short term investments	**138**	40
Cash at bank and in hand	**242**	230
	3,396	3,305
Creditors: amounts falling due within one year	**(1,583)**	(1,636)
Net current assets	**1,813**	1,669
Total assets less current liabilities	**4,797**	4,795
Convertible bonds	**(332)**	(309)
Other borrowings	**(948)**	(1,119)
Other creditors	**(28)**	(36)
Creditors: amounts falling due after more than one year	**(1,308)**	(1,464)
Provisions for liabilities and charges	**(605)**	(522)
Accruals and deferred income		
Regional development and other grants	**(40)**	(40)
	2,844	2,769
Capital and reserves		
Called up share capital	**1,696**	1,565
Share premium account	**167**	7
Statutory reserve	**2,338**	2,338
Other reserves	**201**	201
Profit and loss account	**(1,605)**	(1,389)
Shareholders' funds – equity interests	**2,797**	2,722
Minority interests		
Equity interests in subsidiary undertakings	**47**	47
	2,844	2,769

Approved by the Board and signed on its behalf by:

P Varin

D M Lloyd

18 March 2004

Consolidated cash flow statement

For the financial period ended 3 January 2004	2003 £m	2002 £m
Net cash inflow from operating activities	**224**	41
Dividends from joint ventures and associated undertakings	**4**	8
Returns on investments and servicing of finance		
Interest and other dividends received	**15**	15
Interest paid	**(116)**	(97)
Issue costs of new loans	**(16)**	(4)
Interest element of finance lease rental payments	**(2)**	(1)
Net cash outflow from returns on investments and servicing of finance	**(119)**	(87)
Taxation		
UK corporation tax received	**–**	2
Overseas tax (paid)/received	**(50)**	(16)
Tax (paid)/received	**(50)**	(14)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	**(163)**	(176)
Sale of tangible fixed assets	**82**	112
Purchase of intangible fixed assets	**–**	(1)
Purchase of other fixed asset investments	**–**	(7)
Sale of other fixed asset investments	**3**	–
Loans to joint ventures and associated undertakings	**(5)**	–
Repayment of loans from joint ventures and associated undertakings	**2**	15
Net cash outflow from capital expenditure and financial investment	**(81)**	(57)
Acquisitions and disposals		
Purchase of subsidiary undertakings and businesses	**(17)**	–
Net overdraft acquired with subsidiary undertakings and businesses	**–**	(5)
Investments in joint ventures and associated undertakings	**(9)**	(3)
Sale of businesses and subsidiary undertakings	**5**	2
Sale of joint ventures and associated undertakings	**1**	451
Net cash (outflow)/inflow from acquisitions and disposals	**(20)**	445
Equity dividends paid to shareholders	**–**	–
Net cash (outflow)/inflow before use of liquid resources and financing	**(42)**	336
Management of liquid resources		
Net purchase of short term investments	**(96)**	(28)
Net cash outflow from management of liquid resources	**(96)**	(28)
Financing		
Issue of ordinary shares	**307**	3
Share issue expenses	**(16)**	–
Cash inflow from issue of ordinary shares	**291**	3
New loans	**2**	231
Repayment of borrowings	**(144)**	(508)
New finance leases	**–**	25
Capital element of finance lease rental payment	**(1)**	(14)
Decrease in debt	**(143)**	(266)
Net cash inflow/(outflow) from financing activities	**148**	(263)
Increase in cash in period	**10**	45

Reconciliation of net cash inflow/(outflow) to movement in net debt

For the financial period ended 3 January 2004	2003 £m	2002 £m
Increase in cash	10	45
Increase in liquid resources	96	28
Decrease in debt	143	266
Issue costs of new loans	16	4
Change in net debt resulting from cash flows in period	265	343
Debt and liquid resources acquired	–	(4)
Effect of foreign exchange rate changes	(41)	(24)
Other non cash changes	(1)	9
Movement in net debt in period	223	324
Net debt at beginning of period	(1,236)	(1,560)
Net debt at end of period	(1,013)	(1,236)

Shareholder information

Shareholder information

Share price information
The latest Corus share price is available from the Financial Times Cityline Service.
Telephone: 0906 8433311

Annual Report and general enquiries
Copies of the full report, other general information about the Group's business and copies of the Health, Safety and Environment Brochure may be downloaded from the website or obtained free of charge from:

UK
The Secretary's Office
Corus
30 Millbank
London SW1P 4WY
FREEPHONE 0800 484113

Netherlands
Secretariat Department
Corus
PO Box 10.000
1970 CA IJmuiden
The Netherlands
Telephone: +31 (0)251 49 19 52

US
Georgeson Shareholder Communications, Inc.
17 State Street
New York NY 10004
Telephone: +1(212) 440 9977

Shareholder enquiries
Administrative enquiries concerning shareholdings should be directed to:

UK
Corus Group Section
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA
Telephone: 0870 600 3961

Shareholders can obtain details of their shareholdings via a web-based enquiry service: www.shareview.co.uk
You will need your eight digit shareholder reference number.

Netherlands
Secretariat Department
Corus
PO Box 10.000
1970 CA IJmuiden
The Netherlands
Telephone: +31 (0)251 49 19 52

Holders of shares traded on Euronext can request a proxy form from the ABN AMRO Servicedesk.
Telephone: +31 (0)765 79 94 55

US
The Bank of New York
Investor Relations
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Toll Free telephone # for domestic callers:
1-888-BNY-ADRS (1-888-269-2377)
International callers can call:
1-610-382-7836

Email: shareowners@bankofny.com

Website for shareholder inquiries
www.stockbny.com

The Bank of New York's ADR website
www.adrbny.com

ADR holders may instruct The Bank of New York as to how the ordinary shares represented by their ADRs should be voted by completing and returning the voting card in accordance with the instructions printed thereon.

Placing and open offer taxation

The Inland Revenue has provided the following statement on the UK tax consequences for Corus shareholders of the sub-division of the old ordinary shares and of the subsequent open offer announced by Corus on 12 November, 2003.

1. The sub-division of the old ordinary 50p shares into new ordinary 10p shares and deferred 40p shares means that it is necessary for shareholders to apportion their original CGT base cost between the two new holdings. The Inland Revenue accept that, at the time of the reorganisation, the deferred shares had no value and that, as a consequence of this, they would expect shareholders to apportion the entire base cost of their old ordinary shares to the new ordinary shares.

2. Given that the entire base cost of the old ordinary shares is properly attributable to the new ordinary shares no part of the original base cost is attributable to the deferred shares. The subsequent transfer or cancellation of the deferred shares for nil consideration will not therefore give rise to any allowable CGT loss to holders of the deferred shares.

3. The terms of Revenue Interpretation 74 (August 1994) apply to the open offer. The text of that interpretation is as follows:

An open offer is an arrangement under which a company invites its shareholders to subscribe for shares subject to a minimum entitlement based on their existing shareholdings. The shareholders may also be given the opportunity to subscribe for shares which other shareholders do not want. This may be subject to a maximum. For capital gains purposes the Revenue will treat any subscription for shares, which is equal to or less than the shareholder's minimum entitlement, as a share reorganisation. Any shares subscribed for in excess of the minimum entitlement will be treated as a separate acquisition.

The effect of statement 3 is that a Corus shareholder should not be treated as making a disposal of all or part of his existing holding of new ordinary shares by reason of the issue to that shareholder of new ordinary shares pursuant to the open offer. Instead the new ordinary shares issued pursuant to the open offer will generally be treated as acquired at the time the shareholder is deemed to have acquired the existing holding of new ordinary shares and the cost of any new ordinary shares subscribed by a shareholder pursuant to the open offer should generally be added to the base cost of the shareholder's existing holding of new ordinary shares.

Notes

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Corus
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London
SW1P 4WY
United Kingdom
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